As filed with the Securities and Exchange Commission on April 5, 2007
Registration No. 333-136567

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Superior Offshore International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1389	72-1264943
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

R. Joshua Koch, Jr. Superior Offshore International, Inc.
900 S. College Road, Suite 301 Lafayette, Louisiana 70503 (337) 233-5933	900 S. College Road, Suite 301 Lafayette, Louisiana 70503 (337) 233-5933
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William S. Anderson Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 (713) 221-1122 (Telephone) (713) 437-5370 (Facsimile)	Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222 (Telephone) (713) 758-2346 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated April 5, 2007

PROSPECTUS

8,666,667 Shares

Common Stock

We are selling 8,666,667 shares of our common stock. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol “DEEP.” We expect the public offering price to be between $14.00 and $16.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,300,000 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2007.

Merrill Lynch & Co.	JPMorgan

Howard Weil Incorporated
Johnson Rice & Company L.L.C.
Simmons & Company International

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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Industry Information

In this prospectus, we rely on and refer to information regarding our industry from the U.S. Minerals Management Service, or MMS, Spears & Associates, Inc., Quest Offshore Resources, Inc. and Douglas-Westwood Ltd. These organizations are not affiliated with us, and the MMS is not aware of and has not consented to being named in this prospectus. We believe this information is accurate and reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the U.S. Securities and Exchange Commission, or SEC, as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose EBITDA, a non-GAAP financial measure. EBITDA is calculated as net income (loss) before interest expense (income), provision for income taxes and depreciation and amortization. EBITDA is not a substitute for the GAAP measures of net income (loss) or cash flow.

Limitation on Foreign Ownership of our Common Stock

In order to preserve our ability to enjoy the benefits of U.S. domestic trade for certain of our vessels, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of 1916 and other federal laws that restrict domestic trade. In order to maintain U.S. citizenship for these purposes, our certificate of incorporation contains provisions that limit foreign ownership of our common stock. Applying the statutory requirements applicable today, our certificate of incorporation provides that no more than 20% of our outstanding common stock may be owned by non-U.S. citizens and establishes mechanisms to maintain compliance with these requirements. Our certificate of incorporation provides that any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer such common stock. For additional information, please read “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read carefully this entire prospectus, especially the section entitled “Risk Factors” and the financial statements and the related notes included herein, before making a decision about whether to invest in our common stock. Unless the context requires otherwise or we specifically indicate otherwise, the terms “Superior,” “our company,” “we,” “our,” “ours” and “us” refer to Superior Offshore International, Inc., a newly formed Delaware corporation, and its subsidiaries, after giving effect to the reorganization transactions described under the caption “Our History” below. We refer to those transactions as the “Reorganization.” Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus gives effect to the Reorganization and assumes no exercise of the underwriters’ overallotment option in this offering to purchase from the selling stockholders an aggregate of 1,300,000 shares of our common stock. Unless we specifically indicate otherwise, the term “Subtech Diving and Marine” refers to Subtech Diving (Pty) Ltd. and Subtech Marine (Pty) Ltd. We include a glossary of the terms used in this prospectus beginning on page 97.

Our Business

We are a leading provider of subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries on the outer continental shelf of the Gulf of Mexico. Our subsea construction services include installation, upgrading and decommissioning of pipelines and production infrastructure, and our commercial diving services include recurring inspection, maintenance and repair services as well as support services for subsea construction and salvage operations. The versatility of our specialized fleet in combination with our experienced, highly trained diving personnel enables us to provide a comprehensive range of services to our customers at every stage of a crude oil or natural gas well’s life cycle. We perform our services in both surface and saturation diving modes in water depths of up to 1,000 feet. We also operate a fabrication business that supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis.

Our track record has allowed us to develop a strong and loyal customer base and to capitalize on the increased demand for subsea construction and commercial diving services in our core market. The demand for our services has been driven by strong exploration and production capital spending levels, which are the result of favorable conditions in the crude oil and natural gas markets, and a substantial increase in construction, repair and salvage work following hurricanes in the Gulf of Mexico in 2004 and 2005. Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the Gulf of Mexico.

We believe that we have one of the largest workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico, with approximately 665 diving and marine personnel, including approximately 315 contract personnel, as of March 7, 2007. Our divers provide surface and saturation diving services from our vessels or may be contracted to provide these services and technical expertise to our customers’ vessels.

Our fleet currently consists of four dynamically positioned, or DP, vessels and five four-point vessels. We also provide saturation diving services and technical resources on a contract basis to the Toisa Proteus, a DP vessel owned and operated by a third party, and have entered into a contract for the construction of the Superior Achiever, a 430-foot, DP III deepwater construction and dive support vessel, which we expect to place in service in the second half of 2008. DP and four-point vessels allow for the provision of a wider range of services than vessels with lesser technical capabilities, including subsea construction and repair work. In addition, these vessels can provide services in areas not located near existing infrastructure. DP vessels also allow for operations where mooring or anchoring is not feasible due to water depth, harsh conditions or congestion on the sea floor. All of our vessels are specifically equipped to provide a comprehensive range of services efficiently and reliably to our customers, resulting in higher dayrates, utilization rates and revenues per vessel. For example, all of our DP vessels are equipped with moon pool deployment capabilities and have sophisticated positioning and reference systems that allow each vessel the flexibility to operate in both saturation diving and remotely operated vehicle, or ROV, modes. In addition, following ongoing upgrades to the Superior Endeavour, three of our DP vessels will be equipped with hyperbaric rescue chambers and multi-chamber saturation diving systems that allow divers to work simultaneously at different depths in up to 1,000 feet of water. In addition, we own and operate one portable saturation diving system and are currently building two additional portable systems, which may be utilized on our own vessels and on third-party vessels along with our diving personnel.

In addition to supporting our core operations, our fabrication business designs and manufactures crude oil and natural gas processing equipment, structural components and process piping for sale to our customers. We also offer work crews that provide topside offshore services, including platform restoration, riser installation, equipment hookup, structural repair and installation and platform maintenance. Our primary fabrication facility consists of 82,000 square feet of work space located on approximately 7.5 acres in Amelia, Louisiana, and employs approximately 100 personnel.

We have grown our business by expanding our fleet to capitalize on strong market conditions in our core market and are expanding our operations into the deepwater Gulf of Mexico as well as select international markets. We have placed the Gulmar Falcon, the Gulf Diver V, the Gulf Diver VI, the American Salvor and the Adams Surveyor in service since the beginning of 2006, and we expect to place the Gulmar Condor in service in the second quarter of 2007 and the Superior Achiever in service in the second half of 2008. In addition, we recently purchased two newbuild work class ROVs and leased a third newbuild work class ROV under an agreement that grants to us an option to buy that ROV. Two of these ROVs became available for service in March 2007, and we expect to place the third ROV in service in the second quarter of 2007. These ROVs will be used in place of diving personnel to provide services in water depths up to 10,000 feet. The Superior Endeavour currently is undergoing scheduled upgrades, including the installation of a 50-ton crane and other equipment, that will allow the vessel to provide deepwater subsea construction support. The Superior Achiever, these ROVs and the upgrades to the Superior Endeavour will enable us to provide services in water depths up to 10,000 feet, operate in a broader range of regions and expand the breadth of services we offer to include subsea tree installation and tie backs. In addition, we may elect to purchase additional equipment for installation on the Superior Achiever that would enable it to provide most full-field development services, including deepwater small-diameter pipelay and umbilical installation. In December 2006, we began expanding our operations internationally by acquiring the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses of South Africa-based Subtech Diving and Marine.

We have experienced significant revenue growth over the last two years. This growth has resulted primarily from expanding our capacity by acquiring vessels, chartering vessels on both a short- and long-term basis and hiring diving and marine personnel during a period of increased demand for subsea construction and commercial diving services. During the same period, by virtue of our vessel acquisitions and charters, we have broadened the scope of the services we provide to include higher-margin subsea construction services. In the fiscal year ended December 31, 2006, we had revenues of $243.4 million and net income of $48.5 million compared with revenues of $82.4 million and net income of $14.0 million in the fiscal year ended December 31, 2005.

Our Fleet

The following table contains information regarding the vessels in our fleet as of March 31, 2007:

			Year		Date
			Purchased		Placed in		Clear Deck		Moon Pool		Crane
		Own/	or Chartered		Service by	Length	Space	Accom-	Launch/		Capacity
	Flag	Charter	by Superior		Superior	(feet)(1)	(sq. feet)	modations	SAT Diving		(tons)
DP Vessels:
Superior Endeavour	Vanuatu	Own	2004	(2)	10/2004	265	8,600	61	Yes	(3)	45	(3)
Gulmar Falcon	Panama	Charter(4)	2006		4/2006	220	9,235	73	Yes	(5)	30
Gulmar Condor	Panama	Charter(6)	2006		—	341	10,764	128	Yes	(5)	45	(7)
Adams Surveyor	Bahrain	Charter(8)	2007		3/2007	228	5,084	54	No	(9)	45
Four-Point Vessels:
Gulf Diver III	U.S.	Own	2003		9/2003	165	1,034	36	No		10
Gulf Diver IV (10)	U.S.	Own	2005		—	168	2,880	43	No		15
Gulf Diver V	U.S.	Own	2005		3/2006	180	3,330	23	No		15
Gulf Diver VI	U.S.	Own	2006		9/2006	166	2,890	38	No		15
American Salvor	U.S.	Charter(11)	2006		1/2007	213	6,979	49	No		35

(1)	We measure the length of each vessel from the tip of the bow to the farthest point on the stern. Other companies or regulatory bodies may measure vessel length differently than we do.

(2)	We chartered this vessel beginning in October 2004 and purchased this vessel in April 2005.

(3)	We placed this vessel in the shipyard in February 2007 for scheduled upgrades and expect to place this vessel back in service in the second quarter of 2007. Following these upgrades, the Superior Endeavour will be equipped with a 50-ton crane, a 12-man saturation diving system and a hyperbaric rescue chamber.

(4)	This charter expires in March 2008, subject to options to extend the charter for up to two additional six-month periods.

(5)	This vessel is equipped with a hyperbaric rescue chamber.

(6)	This charter expires in March 2009, subject to options to extend the charter for up to two additional six-month periods. We expect to place this vessel in service in the second quarter of 2007.

(7)	This vessel also will be equipped with a 120-ton/70-ton heave-compensated crane following scheduled upgrades.

(8)	This charter expires in February 2008, subject to options to extend the charter for up to two additional six-month periods.

(9)	This vessel does not currently have a saturation diving system, but has positioning and reference systems that allow the operation of either a saturation diving system or ROVs.

(10)	This vessel has been in the shipyard for upgrade and refurbishment since we acquired it in December 2005. We expect to place this vessel in service by the end of 2007.

(11)	This charter expires in May 2007, subject to options to extend the charter for up to an additional nine months.

In addition to the vessels that we own or charter on a long-term basis, during periods of significant demand we charter vessels on a short-term basis under contracts of less than six months. We also provide diving personnel and technical expertise to vessels owned and operated by third parties. We are currently providing diving personnel and technical expertise to the Toisa Proteus, a 432-foot DP II vessel owned and operated by a third party, pursuant to an agreement that expires in May 2007. This agreement is subject to termination by our customer on 30 days notice. The Toisa Proteus is outfitted with a 441-ton crane and moon pool deployment capability, has clear deck space of 20,451 square feet and includes a 12-man saturation diving system rated for water depths of up to 1,000 feet.

We also have entered into a contract for the construction of the Superior Achiever, a 430-foot, DP III deepwater construction and dive support vessel, which we expect to place in service in the second half of 2008. This vessel will be outfitted with a 300-ton heave-compensated abandonment and recovery winch, a 140-ton heave-compensated crane and a 160-ton crane. The Superior Achiever also will have both a diving moon pool and working moon pool and will be equipped with a 12-man, 1,000-foot rated, multichambered saturation diving system with hyperbaric rescue chamber, with the ability to support a 24-man, twin-bell system.

Industry Trends

Current business conditions are strong, and we believe the outlook for our business remains favorable based on the following industry trends:

•	Increased offshore capital spending by crude oil and natural gas producers. Increased worldwide demand for energy and resulting high commodity prices have enabled crude oil and natural gas producers to increase significantly their spending on drilling and completions. According to Spears & Associates, Inc., annual U.S. offshore drilling and completion spending has increased from $8.5 billion in 2000 to $14.2 billion in 2005, representing a compound annual growth rate of 10.8%, and is expected to increase at a compound annual growth rate of 6.4% between 2005 and 2010, reaching $19.4 billion in 2010. The amount of drilling and completion spending in offshore regions generally has served as a leading indicator of demand for subsea construction and commercial diving services.

•	Significant demand for infrastructure repair projects in the U.S. Gulf of Mexico. Currently, demand for our services in the U.S. Gulf of Mexico is at a high level as a result of the damage to subsea pipelines and production platforms caused by Hurricane Ivan in 2004 and Hurricanes Katrina and Rita in 2005. In May 2006, the U.S. Minerals Management Service, or MMS, reported that over 450 pipelines were damaged and 113 platforms destroyed by Hurricanes Katrina and Rita. Hurricane-related repair projects include platform and pipeline assessments, repairs, salvage, tie backs of existing wells, well remediation and plugging and abandonment services. Due to the shortage of available diving personnel and equipment capable of performing these services, we anticipate that hurricane-related repair projects will continue for the next several years.

•	Aging production infrastructure in the U.S. Gulf of Mexico. According to the MMS, there are nearly 4,000 crude oil and natural gas production platforms in the U.S. Gulf of Mexico, of which approximately 60% are more than 15 years old. Virtually all of the older platforms in the U.S. Gulf of Mexico lie in water depths of 1,000 feet or less. These structures generally are subject to extensive periodic inspections and require frequent maintenance as mandated by various regulatory agencies. In addition to routine maintenance, the MMS requires detailed inspections of each production platform at least once every five years. As the age of the offshore infrastructure in the U.S. Gulf of Mexico increases, we anticipate that demand for inspection and repair services and platform and pipeline decommissioning projects will continue to increase.

•	Increasing subsea development work. In recent years, innovations in subsea completion and development technologies have made smaller offshore discoveries economically viable. Historically, the significant investment in production facilities and infrastructure required to develop and produce offshore reserves could be justified only for larger discoveries. Technological advancements in the industry have enabled crude oil and natural gas producers to develop smaller discoveries more economically using subsea completions with tie backs to existing infrastructure. According to Quest Offshore Resources, Inc., North American subsea production capital spending has increased from $191.6 million in 2000 to $397.8 million in 2005, representing a compound annual growth rate of 15.7%, and is expected to grow at a compound annual growth rate of 43.0% from 2005 through 2008, reaching $1.2 billion in 2008. We also expect subsea development to become more prevalent on the outer continental shelf of the Gulf of Mexico as producers elect to replace structures toppled by recent hurricanes with subsea production systems.

•	Increasing deepwater activity. Crude oil and natural gas producers are increasingly focusing their efforts on more remote deepwater areas where geological formations have historically been less explored. Driven by technological innovations and an improved commodity price environment, deepwater activity has increased significantly in recent years. According to Douglas-Westwood Ltd., global spending in water depths greater than 500 meters has increased from $8.6 billion in 2002 to $14.7 billion in 2005, representing a compound annual growth rate of 19.6%, and is projected to grow by a compound annual growth rate of 9.2% from 2005 through 2010, reaching $22.8 billion in 2010.

•	Rising international offshore activity. Many crude oil and natural gas producers have significant operations in international offshore regions with large untapped reserves, such as Southeast Asia, West Africa and the Middle East. In many international markets, significant production infrastructure work is required to develop new crude oil and natural gas discoveries. According to Spears & Associates, Inc., international offshore drilling and completion spending accounts for 70% of worldwide offshore drilling and completion spending and has increased from $20.9 billion in 2000 to an estimated $36.7 billion in 2006, representing a compound annual growth rate of 9.8%, and is expected to increase by a compound annual growth rate of 9.7% between 2006 and 2009, reaching $48.4 billion in 2009.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

•	Large, highly trained and experienced diving workforce. We believe that we have one of the largest, most highly trained and experienced workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico. Our ability to attract and retain experienced diving personnel has played an important role in growing our business. The availability of experienced divers is a significant factor currently limiting competition in the U.S. Gulf of Mexico.

•	Highly specialized fleet. Our fleet of vessels is equipped specifically to perform a broad array of subsea construction and commercial diving services. We refurbish and upgrade each vessel that we purchase, and to the extent possible, augment each newly acquired vessel with technically advanced diving equipment.

•	Strong customer relationships. Our ability to consistently provide high-quality, safe and reliable services has allowed us to develop a strong and loyal customer base, which we believe will benefit us as we pursue additional opportunities in the deepwater Gulf of Mexico and international markets.

•	Experienced management team aligned with stockholders. Our senior management team, project managers and sales personnel have extensive experience in the subsea construction and commercial diving businesses in the U.S. Gulf of Mexico and a proven track record of growing our business through the acquisition of vessels and the expansion of our services. As a result of management’s beneficial ownership of a significant portion of our common stock following this offering, we believe that our management’s interests will be aligned with those of our stockholders.

Our Strategies

Our goal is to enhance our strong market position on the outer continental shelf of the Gulf of Mexico and to pursue deepwater and international growth opportunities. We intend to employ the following strategies to achieve our goal:

•	Capitalize on strong market conditions in the U.S. Gulf of Mexico. We intend to continue capitalizing on the strong demand for our services related to increased crude oil and natural gas exploration and production activity and hurricane-related damage to pipelines and platforms in the U.S. Gulf of Mexico, which is expected to provide repair projects over the next several years.

•	Expand our deepwater capabilities. We intend to expand our deepwater service capabilities and, with the addition of two new work class ROVs in March 2007 and a third in the second quarter of 2007, believe we are well-positioned to pursue subsea construction projects in the deepwater U.S. Gulf of Mexico. We recently were awarded two contracts to perform subsea construction services using ROVs in water depths ranging from 2,300 to 6,000 feet. Our deepwater capabilities will expand further following the refurbishment and upgrade of the Superior Endeavour. In addition, we expect to place the Superior Achiever in service in the second half of 2008.

•	Expand breadth of services in core market. We intend to continue to upgrade our fleet and to identify and pursue joint venture and partnership opportunities that expand the services we offer on the outer continental shelf of the Gulf of Mexico.

•	Pursue international growth opportunities. We intend to selectively pursue international growth opportunities, including acquisitions of complementary assets or companies that provide us a business platform in attractive new markets and increase our flexibility to pursue the highest-return business opportunities.

•	Expand fabrication capabilities. We intend to expand our ability to fabricate larger equipment and systems, enabling us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis.

Risks Related to Our Business

You should consider carefully the matters described under “Risk Factors,” including that:

•	our business depends on offshore exploration, development and production activity in the crude oil and natural gas industry;

•	demand for our services currently is driven by the need to repair hurricane-related damage to the crude oil and natural gas industry infrastructure in the U.S. Gulf of Mexico and is not indicative of our historical business;

•	our operations are concentrated in the U.S. Gulf of Mexico, which is a highly cyclical market;

•	a decrease in activity in the U.S. Gulf of Mexico would reduce the demand for our services and could adversely affect our results of operations;

•	our industry is highly competitive;

•	our business will be adversely affected if we are unable to attract and retain skilled workers;

•	we rely on a limited number of customers for a significant portion of our revenues;

•	our future growth may require significant additional capital;

•	upgrade, refurbishment, repair and newbuild projects are subject to risks, including delays and cost overruns;

•	our business involves numerous operating hazards, including loss or damage from severe weather;

•	we may not be able to grow or effectively manage our growth; and

•	changes in U.S. immigration policy could significantly impair our ability to employ or contract foreign workers.

One or more of these matters could have a negative impact on our business and on our ability to implement successfully our strategy.

Recent Developments

Senior Secured Term Loan.  In February 2007, we entered into a five-year, $110.0 million senior secured term loan with a syndicate of financial institutions. Amounts outstanding under the senior secured term loan currently bear interest at LIBOR plus 3.5%. We used approximately $28.2 million of the proceeds from the senior secured term loan to repay our existing indebtedness. In addition, approximately $44.0 million of the proceeds from the senior secured term loan is held in a segregated account and will be used, together with a portion of the proceeds from this offering, to repay in full the senior secured term loan upon the completion of this offering.

Senior Secured Credit Facility.  In February 2007, we entered into a senior secured credit facility with JPMorgan Chase Bank, N.A. This agreement provides for a $20.0 million revolving credit facility that terminates in February 2010. As of March 31, 2007, amounts outstanding under the senior secured credit facility bear interest at 8.25%.

First Quarter 2007 Update

We expect that our revenues for the first quarter of 2007 will be in the range of $50 million to $53 million compared with $49.4 million in the first quarter of 2006 and $69.0 million in the fourth quarter of 2006. We expect that our income from operations for the first quarter of 2007 will be in the range of $9 million to $12 million compared with $18.7 million in the first quarter of 2006 and $14.8 million in the fourth quarter of 2006.

Our revenues for the first quarter of 2007 were adversely affected by a decrease in vessel revenue days from owned and long-term charters when compared to both the first and fourth quarters of 2006. This decrease in vessel revenue days is partially attributable to the drydocking of the Superior Endeavour for scheduled upgrades beginning in early February 2007, which has resulted in a loss of more than 50 vessel revenue days since the vessel has been out of service. We expect to place this vessel back in service in the second quarter of 2007. Our vessel revenue days also suffered from lower utilization of our four-point vessels, which resulted from winter weather conditions in the U.S. Gulf of Mexico that historically affect vessel utilization in the first quarter of each year. We experienced higher utilization of our four-point vessels in the first quarter of 2006 than we would normally expect because certain customers paid us standby rates to ensure that our vessels were available to make significant hurricane related repairs as weather improved. Although we anticipate that demand for hurricane-related repairs will continue for several years, we believe that our customers have scheduled their construction projects to avoid the most recent winter months. We expect that the utilization of our vessels will increase in the second quarter of 2007 relative to the first quarter. Our revenues in the first quarter of 2007 were favorably affected by our continued use of chartered vessels on a short-term basis, which generally have a lower margin than our owned vessels, and increased provision of diving personnel and technical expertise to vessels owned and operated by third parties. The drydocking of the Superior Endeavour and the increase of short-term charters in the first quarter of 2007 caused a temporary shift in the composition of revenue days, which in combination with lower activity levels resulted in lower operating margins than achieved in the first or fourth quarters of 2006.

We expect that our costs of revenues and operating expenses in the first quarter of 2007 will be significantly higher than in the first quarter of 2006, but should be less than in the fourth quarter of 2006. Our costs of revenues, when compared to the first quarter of 2006, increased due to increases in the number of vessels chartered and third-party equipment rentals as well as an increase in labor costs and related employee benefits. Our operating expenses, when compared to the first quarter of 2006, increased as a result of the addition of sales and administrative personnel and the related increase in salaries, labor costs and related employee benefits, which increased as a result of additions of diving and marine personnel, as well as increased insurance costs and professional fees.

Our expected results of operations for the first quarter of 2007 are preliminary and subject to additional closing procedures and a review by our independent registered public accounting firm. These closing procedures and review could result in changes to our preliminary estimates indicated above. The foregoing estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described under “Risk Factors” in this prospectus. Accordingly, our final results for the first quarter of 2007 may not be consistent with the foregoing estimates.

Our History

We were founded in 1986 by Louis E. Schaefer, Jr., our Chairman of the Board. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the effectiveness of the registration statement of which this prospectus forms a part, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. Upon completion of the Reorganization and the grants of shares of restricted stock described under “Compensation Discussion and Analysis” and prior to this offering, we will have outstanding 17,000,000 shares of common stock, approximately 87.3% of which will be beneficially owned by Mr. Schaefer and approximately 12.7% of which will be beneficially owned by our other directors, executive officers and employees. Following this offering, Mr. Schaefer will beneficially own 57.8% of the outstanding common stock (or 52.7% if the underwriters exercise the overallotment option in full), and our other directors, executive officers and employees will beneficially own approximately 8.4% of the outstanding common stock.

Our Principal Executive Offices

Our principal executive offices are located at 900 S. College Road, Suite 301, Lafayette, Louisiana 70503, and our telephone number at that address is (337) 233-5933. Our corporate website address is www.superioroffshore.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The Offering

Common stock offered by us	8,666,667 shares

Common stock to be outstanding after the offering	25,666,667 shares (including 2,163,333 shares of restricted stock that are expected to be awarded to certain of our executive officers, employees and directors prior to the completion of this offering, but excluding 752,000 shares of common stock that may be issued upon exercise of options expected to be granted to certain of our employees prior to the completion of this offering).

Common stock held by the selling stockholders after the offering	14,836,667 shares (13,536,667 shares if the underwriters exercise the overallotment option in full).

Overallotment option	The selling stockholders have granted the underwriters a 30-day option to purchase a maximum of 1,300,000 additional shares of our common stock at the initial public offering price to cover overallotments.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses of the offering, will be approximately $119.4 million, of which we intend to use:

• approximately $67.1 million, together with approximately $44.0 million of the proceeds from our senior secured term loan held in a segregated account, to repay our senior secured term loan,

• approximately $7.0 million to repay outstanding borrowings under our senior secured credit facility,

• approximately $17.3 million for future capital expenditures, including progress payments relating to the construction of the Superior Achiever and the upgrade and refurbishment of the Gulf Diver IV, and

• approximately $28.0 million to pay a special cash dividend to our existing stockholders prior to the completion of this offering.

A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease the net proceeds to us from this offering by approximately $8.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated expenses of this offering. Any such increase or decrease will increase or decrease by that amount the special cash dividend to be paid to our existing stockholders prior to the completion of this offering. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future.

Nasdaq Global Market symbol	DEEP

Summary Consolidated Financial Data

We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2004 presented below were derived from our audited consolidated financial statements.

We were founded in 1986. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the effectiveness of the registration statement of which this prospectus forms a part, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. As a result, our consolidated historical financial statements included in this prospectus do not reflect our capital structure upon completion of this offering. Accordingly, those consolidated historical financial statements are not representative of our future capital structure.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands,
	except per share data)

Statements of Operations Data:
Revenues	$23,773	$82,373	$243,445
Costs of revenues (excluding depreciation and amortization)	14,625	41,262	131,410
Operating expenses:
Selling, general and administrative	3,560	13,625	27,102
Depreciation and amortization	711	1,498	3,148
Loss on disposal of assets	—	—	119
Insurance	1,544	3,634	5,831
Bad debt expense	462	702	1,664

Total operating expenses	6,277	19,459	37,864

Income from operations	2,871	21,652	74,171
Interest expense (income), net	239	668	(140)

Income before income taxes	2,632	20,984	74,311
Provision for income taxes	905	7,008	25,826

Net income	$1,727	$13,976	$48,485

Net income per share (a):
Basic and diluted	$0.12	$0.94	$3.27
Weighted average shares outstanding (a):
Basic and diluted	14,836,667	14,836,667	14,836,667

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$525	$3,382	$2,556
Working capital	682	10,013	(1,153)
Total assets	12,716	49,184	142,812
Notes payable, net of current portion	2,242	6,601	9,759
Total members’ equity	2,041	16,012	64,548
Other Financial Data:
EBITDA (b)	$3,583	$23,150	$77,319
Net cash (used in) provided by:
Operating activities	574	11,076	53,313
Investing activities	(200)	(14,490)	(59,687)
Financing activities	131	6,271	5,549
Capital expenditures	200	14,490	53,915
Operating Data (unaudited):
Number of vessels (as of end of period) (c)	2	4	8
Number of vessel revenue days (d):
Owned and long-term charter	252	536	1,309
Short-term charter	253	866	1,377

Total vessel revenue days	505	1,402	2,686

Vessel utilization (e)	63%	76%	89%

(a)	Net income per share and weighted average shares outstanding reflect the issuance of approximately 14,836.67 shares of common stock for each outstanding limited liability company interest in connection with the merger of Superior Offshore International, L.L.C. with and into Superior Offshore International, Inc. as described under “— Our History.”

(b)	EBITDA consists of net income (loss) before interest expense (income), provision for income taxes and depreciation and amortization. See “Non-GAAP Financial Measures.” EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we utilize EBITDA in evaluating acquisition opportunities. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of net income (loss) or cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, provision for income taxes and depreciation and amortization. The following tables reconcile EBITDA with our net income and with our net cash provided by operating activities.

Reconciliation of EBITDA

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)

Net income	$1,727	$13,976	$48,485
Plus: interest expense (income), net*	239	668	(140)
Plus: depreciation and amortization	712	1,498	3,148
Plus: provision for income taxes	905	7,008	25,826

EBITDA	3,583	23,150	77,319

Less: interest expense (income), net*	(239)	(668)	140
Less: provision for income taxes	(905)	(7,008)	(25,826)
Plus: loss on disposal of assets	—	—	119
Plus: bad debt expense	462	702	1,664
Less: increase in accounts receivable	(5,620)	(20,261)	(26,419)
Less: increase in income tax receivable	—	208	(207)
Less: increase in inventory	(422)	(136)	(87)
Less: increase in prepaids & other assets	(449)	(714)	(3,326)
Plus: increase in accounts payable and accrued expenses	3,189	11,806	20,216
Plus: increase in income taxes payable	489	2,361	7,719
Plus: increase in other liabilities	64	(54)	(57)
Plus: increase in deferred income taxes	422	1,690	2,058

Net cash provided by operating activities	$574	$11,076	$53,313

*	Interest expense (income), net for the year ended December 31, 2006 is net of $153,046 in interest expense for the period. We did not earn any interest income during the prior periods.

(c)	The number of vessels as of the end of each period represents our DP and four-point vessels owned or under long-term charter. Vessels acquired are treated as added to our fleet as of the date we purchased the vessel. Vessels under long-term charter are treated as part of our fleet during the term of the charter. We define long-term charters as charters of six months or longer. Our method of computation of number of vessels may or may not be comparable to other similarly titled measures of other companies. The number of vessels as of December 31, 2005 includes our ownership of the Gulf Diver IV and Gulf Diver V, which were owned but not in service as of that date. The number of vessels as of December 31, 2006 includes our ownership of the Gulf Diver IV, which was owned but not in service as of that date, and our charters of the American Salvor and the Gulmar Condor, which were under long-term charters but not in service as of that date.

(d)	The number of vessel revenue days is the total number of days the vessels generated revenue. Our method of computation of number of vessel revenue days may or may not be comparable to other similarly titled measures of other companies.

(e)	Average vessel utilization is calculated by dividing the total number of days our owned or long-term chartered vessels generated revenues by the total number of days the vessels were available for service in each period and does not reflect days during the period between the dates vessels were acquired and initially placed in service and days vessels were in drydock for scheduled upgrades, regulatory-related inspections or maintenance. Our method of computation of vessel utilization may or may not be comparable to other similarly titled measures of other companies.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and all information contained in this prospectus before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends on offshore exploration, development and production activity in the crude oil and natural gas industry, which is significantly affected by volatile crude oil and natural gas prices. A reduction in these prices could reduce the demand for our services and adversely affect our business.

Our business is substantially dependent on the level of activity in the crude oil and natural gas industry primarily in the U.S. Gulf of Mexico, and, in particular, the willingness of crude oil and natural gas companies to make capital expenditures for offshore exploration, drilling and production operations. Crude oil and natural gas prices and market expectations can be extremely volatile, and therefore the level of exploration, drilling and production activities can be extremely volatile. The level of capital expenditures generally depends on the prevailing view of future crude oil and natural gas prices, which are influenced by numerous factors affecting the supply and demand for crude oil and natural gas, including the following:

•	the demand for crude oil and natural gas in the United States and elsewhere;

•	the cost of exploring for, producing and delivering crude oil and natural gas;

•	economic conditions in the United States and elsewhere;

•	expectations regarding future prices;

•	the availability and discovery rate of new crude oil and natural gas reserves in offshore areas;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain crude oil production levels and pricing;

•	the level of production in non-OPEC countries;

•	weather conditions;

•	environmental or other governmental regulations;

•	tax policies;

•	the policies of various governments regarding exploration and development of their crude oil and natural gas reserves; and

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East and other crude oil and natural gas producing regions or further acts of terrorism in the United States, or elsewhere.

Based on recent history of our industry, fluctuations during the past several years in the demand and supply of crude oil and natural gas have contributed to, and are likely to continue to contribute to, price volatility. Crude oil and natural gas prices are extremely volatile. Since reaching $77.03 per barrel on July 14, 2006, West Texas Intermediate, or WTI, crude oil prices have declined to as low as $50.48 per barrel on January 18, 2007. As of March 30, 2007, the closing price of WTI crude oil was $65.87 per barrel. Meanwhile, since reaching $15.39 per one million British thermal units, or Mmbtu, at the Henry Hub on December 13, 2005, natural gas prices have declined sharply, reaching a low of $3.63 per Mmbtu at the Henry Hub on September 29, 2006. As of March 30, 2007, the closing price of natural gas at the Henry Hub was $7.50 per Mmbtu. Any actual or anticipated reduction in crude oil and natural gas prices would depress the level of exploration, drilling and production activity. This would, in turn, result in a corresponding decline in the demand for our subsea construction and commercial diving services, which would adversely affect our business, financial condition and results of operations.

Demand for our services currently is driven primarily by the need to repair hurricane-related damage to the crude oil and natural gas industry infrastructure in the U.S. Gulf of Mexico and is not indicative of our historical business.

The extensive damage to offshore crude oil and natural gas pipelines and production platforms in the U.S. Gulf of Mexico caused by Hurricane Ivan in 2004 and Hurricanes Katrina and Rita in 2005 has stimulated significantly demand for commercial diving and subsea repair services. Current activity levels may decrease as hurricane-related repair and construction work is completed. We expect that our industry ultimately will return to the more cyclical nature that it historically has demonstrated. A sustained period of low drilling and completion activity or the return of lower crude oil and natural gas prices likely would have a material adverse effect on our business, financial condition and results of operations.

Our operations are concentrated in the U.S. Gulf of Mexico, which is a highly cyclical market. Due to the short-term nature of our contracts, adverse changes in market conditions can have an immediate effect on our business.

We currently conduct substantially all of our offshore operations on the outer continental shelf of the Gulf of Mexico. The subsea construction and commercial diving industry in this market is highly cyclical. Crude oil and natural gas companies typically have responded quickly to changes in commodity prices by reducing capital spending on exploration, development and production activities in the U.S. Gulf of Mexico. Due to the short-term nature of most of our contracts, changes in market conditions can have an immediate effect on our business. As a result, periods of high demand and high vessel utilization and dayrates are often followed by periods of low demand and low vessel utilization and dayrates. Periods of low demand significantly intensify the competition in our business, which exacerbates the reduction in contract rates and often results in vessels and diving personnel being idle. We may be required to idle vessels or diving personnel or reduce dayrates in response to market conditions in the future. A reduction in vessel utilization or dayrates could have a material adverse effect on our financial condition and results of operations. As a result of the cyclicality of our industry, we expect our results of operations to be volatile.

A decrease in activity in the U.S. Gulf of Mexico would reduce the demand for our services and could adversely affect our results of operations.

The outer continental shelf of the Gulf of Mexico is a mature crude oil and natural gas production region that has experienced substantial exploration, development and production activity for many years. Because a large number of crude oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be difficult to identify. Moreover, crude oil and natural gas exploration and production companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of crude oil and natural gas prospects, the decrease in production or the failure to obtain financing may result in reduced exploration and development and production activity in the Gulf of Mexico which would, in turn, reduce the demand for our services and could have a material adverse effect on our results of operations.

Our business historically declines in winter, and bad weather in the U.S. Gulf of Mexico can adversely affect our operations.

Our operations historically have been affected by the seasonal differences in weather patterns in the U.S. Gulf of Mexico, as well as daylight hours. Because most of our construction activities take place outdoors, the number of direct labor hours worked generally declines in the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. The seasonality of crude oil and natural gas industry activity as a whole in the U.S. Gulf of Mexico also affects our operations. Our customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the inspection and repair of their infrastructure. The rainy weather, tropical storms, hurricanes and other storms prevalent in the U.S. Gulf of Mexico throughout the year, such as Hurricanes Katrina and Rita in 2005, also may adversely affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are unlikely to be a direct multiple of any particular quarter or combination of quarters.

Our industry is highly competitive. Our inability to compete successfully may reduce our profitability.

Offshore diving and construction companies compete intensely for projects. Contracts for our services typically are awarded on a competitive bid basis. In periods of high demand, such as we are currently experiencing, vessel and diver availability is a primary factor in determining who is awarded the job, with price being a secondary factor. In periods of lower demand, price generally is the primary factor in awarding jobs. Customers also consider reputation, experience, and safety record of the contender in awarding jobs. This competition has become more intense in recent years as mergers among crude oil and natural gas companies have reduced the number of available customers. Certain competitors may be willing to accept risks or work for little or no margin on projects to gain experience or market share, to cover fixed costs of their fleets or to avoid the expense of temporarily idling vessels, resulting in reduced prices. During industry down cycles in particular, we may have to accept lower rates for our services and vessels and increased contractual liabilities. Some of our competitors are larger than we are and have greater financial and other resources than we have and may be better positioned to attract experienced personnel and make technological improvements to existing equipment or replace equipment that becomes obsolete. We believe that the competition for contracts will continue to be intense in the foreseeable future, and we may not be able to maintain our competitive position. The impairment of our ability to compete successfully may reduce our profitability and weaken our financial condition.

Competition in the U.S. Gulf of Mexico could increase if vessels and diving personnel are relocated to the region in response to sustained high demand for subsea construction and commercial diving services, which could decrease our revenues.

In response to strong demand for subsea construction and commercial diving services in the U.S. Gulf of Mexico, existing diving companies have added new equipment to their operations and new diving companies have begun operating in the U.S. Gulf of Mexico. As large international companies relocate diving vessels and diving personnel to the U.S. Gulf of Mexico, or add to their fleets through newbuilds or other acquisitions, levels of competition may further increase, which could result in reduced dayrates and lower vessel utilization.

If we are unable to attract and retain skilled workers, we may not be able to satisfy our customers’ demand and our business could be adversely affected.

Our operations depend substantially upon our ability to retain and attract project managers, project engineers, and skilled construction workers such as divers, welders, pipefitters, and equipment operators. Our ability to expand our operations is impacted significantly by our ability to increase our labor force. The demand for skilled workers in our industry is currently high, and the supply is limited. Although competition for skilled and other labor has not materially affected us to date, shortages of qualified personnel could adversely affect our business in the future. As a result of the cyclical nature of the crude oil and natural gas industry as well as the physically demanding nature of the work, skilled workers may choose to pursue employment in other fields. Moreover, contract personnel, which compose a significant percentage of our diving and marine personnel, historically have been more likely than employed personnel to pursue other opportunities in the industry. A loss of some of our contract personnel could have a material adverse effect on our business and results of operations. Recently, our industry has experienced significant increases in wages paid and benefits offered to diving personnel. Additional increases in the wages paid or benefits offered by competing employers could result in a reduction in our skilled labor force, increases in our employee costs, or both. The occurrence of either of these events could have a material adverse effect on our business and results of operations.

We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could have a material adverse effect on our business and results of operations.

Our customers consist primarily of major integrated energy companies and independent crude oil and natural gas exploration and production and gathering and transmission companies. The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control. Four customers collectively accounted for approximately 46% of our revenues in 2005 and four customers accounted for approximately 43% of our revenues in 2006. If we were to lose any of these customers or if any of these customers significantly reduced its use of our services, our business and results of operations could be materially adversely affected.

Most of our contracts are subject to cancellation by our customers without penalty with little or no notice, which may result in a decrease in our revenues and adversely affect our results of operations.

Most of our contracts are terminable by our customers without penalty and with relatively little or no notice. A customer may decide to terminate a contract because it no longer needs our services or may be able to obtain comparable services at a lower dayrate. In addition, customers may seek to renegotiate the terms of their existing contracts during depressed market conditions. If the market for subsea construction and commercial diving services were to become depressed, customers would be more likely to exercise their termination rights. The cancellation or renegotiation of a number of our contracts could have a material adverse effect on our results of operations.

We may not complete our fixed-price contracts within our original estimates of costs, which could reduce our profitability or result in losses on some projects.

Although we are not currently working pursuant to any fixed-price contracts, from time to time, particularly in periods of lower activity, we may enter into contracts defining the services that we will provide for an agreed-upon fixed price and certain cost protections. Additional work, which is subject to customer approval, is billed separately. We have limited experience in working pursuant to fixed price contracts. The revenues, cost and gross profit we realize on a fixed-price contract can vary significantly from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, or third-party costs. In addition, we sometimes bear the risk of delays caused by adverse weather conditions. We may experience reduced profitability or even losses on some projects because of cost overruns resulting from these or other variations and risks inherent in our industry.

Our future growth may require significant additional capital. The inability to obtain appropriate financing to fund our capital expenditure requirements could adversely affect our business and financial condition.

Our business growth strategy requires substantial capital for vessel upgrades and acquisitions of vessels and ROVs. We currently intend to spend approximately $102.0 million in 2007 for capital expenditures related to the Superior Achiever, refurbishing and upgrading our vessels and other items. We may require additional capital in the event of significant departures from our current business plan or unanticipated expenses. Sources of funding for our future capital requirements may include any or all of the following:

•	funds generated from our operations;

•	public offerings or private placements of equity and debt securities;

•	commercial bank loans;

•	capital leases; and

•	sales of assets.

Additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the documentation governing our debt instruments. Failure to obtain appropriate financing, should the need for it develop, could impair our ability to fund our capital expenditure requirements and meet our debt service requirements and could have a material adverse effect on our business and financial condition.

Upgrade, refurbishment, repair and newbuild projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We make upgrade, refurbishment and repair expenditures for our fleet from time to time, including when we acquire vessels or when repairs or upgrades are required by law, in response to an inspection by a governmental authority or when a vessel is damaged. Currently, we are refurbishing and upgrading the Superior Endeavour. We expect to upgrade the Gulf Diver IV, which is not currently in service, in 2007. Vessels in drydock do not earn income, and therefore our revenues will be adversely affected during these refurbishments and upgrades. In addition, we expect to enter into contracts for the construction of newbuild vessels from time to time. Upgrade, refurbishment, repair and newbuild projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following events:

•	unexpectedly long delivery times for key equipment and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

Significant cost overruns or delays could have a material adverse effect on our financial condition and results of operations. Additionally, capital expenditures for vessel upgrade and refurbishment projects and newbuild construction projects could exceed our planned capital expenditures. Moreover, we could experience a significant loss of revenues due to any unscheduled maintenance or repairs resulting from equipment breakdown or other incidents. We may not proceed with upgrade, refurbishment or newbuild projects as planned.

Construction of the Superior Achiever may not be completed as scheduled, and customer demand may decline by the time the vessel is placed into service, which would adversely affect our future cash flows.

In September 2006, we entered into a contract for the construction of the Superior Achiever, which we expect will enter into service in the second half of 2008. We estimate that the construction of this vessel will cost approximately $124.4 million. In addition, we may expend significant additional capital, currently estimated at up to $10.0 million, to enable the vessel to perform most full-field development services, including deepwater small-diameter pipelay and umbilical installation. This project is subject to the risks of delay or cost overruns similar to those inherent in upgrade, refurbishment, repair and newbuild projects discussed above. In addition, to the extent that payments for change orders and additional equipment for the Superior Achiever are denominated in Euros, we will be subject to the risk of fluctuations in currency exchange rates, which could significantly increase our total expenditures for the construction of the vessel.

We have not entered into any contracts with customers for the use of this vessel, and significant delays in the construction of this vessel could have a material adverse effect on our ability to enter into and satisfy any such contracts. We will not receive any revenue or cash flow from this vessel until it is placed in service and customers enter into binding arrangements for its use. Furthermore, customer demand may decline by the time this vessel is expected to enter into service in 2008, and as a result, our future cash flows may be adversely affected.

Our company has limited experience in water depths in excess of 1,000 feet, and we may be unsuccessful in expanding our services into the deepwater U.S. Gulf of Mexico.

One element of our business strategy is to expand our capabilities to provide services in the deepwater U.S. Gulf of Mexico. We have hired personnel who have experience operating in the deepwater; however, as a company, we have limited experience in operating in water depths in excess of 1,000 feet. Deepwater operations present additional risks to those that face subsea construction and commercial diving companies operating on the outer continental shelf, such as turbulent seas, extreme underwater conditions and irretrievable loss of equipment.

As a company, we also have limited experience as an operator of ROVs, which are essential vehicles for operating in the deepwater. We have hired personnel with experience operating in the deepwater U.S. Gulf of Mexico and will need to hire additional such personnel in order to effectively execute our strategy; however, we may not be successful in hiring sufficient numbers of such personnel.

We may not be able to attract customers for our deepwater construction business and our ROV business due to our lack of experience, which could have a material adverse effect on our financial condition and results of operations.

Our purchase of existing vessels carries risks associated with the quality of those vessels, which could result in increased costs and expenditures.

Our fleet upgrade and expansion strategy includes the acquisition of existing vessels as well as newly built vessels. Unlike newbuilds, existing vessels typically do not carry warranties with respect to their condition. An inspection of an existing vessel prior to purchase normally would not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repair and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our business involves a high degree of operational risks. Hazards and risks that are inherent in marine operations include capsizing, grounding, colliding, fires, and sustaining damage from severe weather conditions. For example, one of our chartered four-point vessels, the Odyssea Voyager, was severely damaged by fire while at sea in August 2006, resulting in the termination of the charter. As a result, we suffered a loss of revenues due to the loss of the vessel and damage to our equipment. If we had owned instead of chartered the Odyssea Voyager, we also would have been at risk for the financial impact of the damage to the vessel subject to any insurance coverage. In addition, our subsea construction and repair work can disrupt existing pipelines, platforms and other offshore structures. Any of these incidents could cause damage to, or destruction of, vessels, property or equipment, personal injury or loss of life, suspension of production operations, or environmental damage. The failure of offshore pipelines or structural components during or after our installation could also result in similar injuries or damages. Any of these events could result in interruption of our business or significant liability.

We also have been, and in the future may be, subject to personal injury, loss of life and other claims of vessel personnel as a result of our subsea construction and commercial diving operations. If we were to experience a significant number of accidents involving personal injury or death, we may have difficulty retaining our existing customers and obtaining new customers. In addition, the occurrence of accidents could adversely affect our ability to attract and retain skilled personnel. The loss of customers or personnel or both could have a material adverse effect on our business and results of operations.

Our insurance and contractual indemnity protection may not be sufficient or effective to protect us under all circumstances or against all hazards to our vessels. A successful claim for which we are not fully insured could have a material adverse effect on our business, financial condition or results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts and limitations for wind storm damage; meanwhile, builders risk insurance is no longer available to our industry. We may not be able to replace a damaged or destroyed vessel with the insurance proceeds, if any, we actually receive following such an event. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could have a material adverse effect on our financial condition and results of operations.

We may not be able to grow or effectively manage our growth, which could adversely affect our business and our operations.

A principal focus of our strategy is to continue to grow by expanding our business in the U.S. Gulf of Mexico and to expand into other geographic markets, including international markets. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify and acquire additional vessels for our fleet, including newbuild vessels;

•	consummate acquisitions or joint ventures;

•	integrate any acquired businesses or vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet and to perform subsea construction and commercial diving services;

•	identify and enter new markets outside the U.S. Gulf of Mexico;

•	improve our operating and financial systems and controls; and

•	obtain required financing for our existing and new operations.

A deficiency in any of these factors would adversely affect our ability to achieve anticipated levels of cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

We depend on key personnel for the success of our business, and the loss of any of these employees could disrupt our operations and adversely affect our financial results.

We depend on the services of our senior management team and key employees. We plan to enter into employment agreements with our senior management prior to the consummation of this offering. None of our other key personnel, which include project, operations and commercial managers, is under contract with us. The loss of the services of any member of our senior management or other key employee could have a material adverse effect on our business, financial condition and results of operations. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available. We maintain a key man insurance policy only on Mr. Louis E. Schaefer, Jr., our Chairman of the Board.

Governmental laws and regulations may add to our costs or limit our operations.

Our operations are affected in varying degrees by governmental laws and regulations. The industry in which we operate is dependent on demand for services from the crude oil and natural gas industry and, accordingly, is affected by changing tax and other laws relating to the energy business generally. We are also subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection Service and the U.S. Department of Homeland Security, as well as private industry organizations such as the American Bureau of Shipping and Det Norske Veritas. We are also a member of the Association of Diving Contractors International and have agreed to maintain certain standards as set forth by that organization. We may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of those authorities and organizations. Moreover, the cost of compliance could be higher than anticipated.

In addition, as our vessels age, the costs of drydocking the vessels in order to comply with government laws and regulations and to maintain their class certifications are expected to increase, which could have a material adverse effect on our financial condition and results of operations.

Changes in U.S. immigration policy could significantly impair our ability to employ or contract foreign workers, which could disrupt our operations and adversely affect our financial results.

We employ or contract a significant number of foreign workers whom we depend on to perform a substantial portion of our subsea construction and commercial diving services in the U.S. Gulf of Mexico. In 2006, the U.S. Congress considered legislation that would amend existing legislation to apply U.S. immigration laws to all workers on vessels, rigs, platforms or other structures in the U.S. Gulf of Mexico. Although that proposed legislation did not become law, it is possible that continued efforts will be made to effect such legislation. If these efforts are successful, we believe that it could result in a significant reduction in personnel available to perform subsea construction and commercial diving services in the U.S. Gulf of Mexico. Our inability to hire or contract sufficient numbers of foreign workers for projects we perform in the U.S. Gulf of Mexico could significantly disrupt our operations and have a material adverse effect on our financial condition and results of operations.

Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to federal, state and local laws and regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. These laws and regulations have become more stringent in recent years, and in some cases may impose joint and several strict liability, rendering us liable for environmental damages or conditions without regard to our negligence or fault or for acts that were in compliance with all applicable laws at the time they were performed. In addition, private parties, including crude oil and natural gas drilling contractors and exploration and production and gathering and transmission companies that use our products and services, as well as facilities where our wastes are taken for disposal, may have the right to pursue legal actions to enforce compliance and to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial liabilities and the issuance of injunctions limiting or preventing some or all of our operations. The application of these requirements, the modification of existing laws or regulations or the adoption of new requirements, both in U.S. waters and internationally, could have a material adverse effect on our financial condition and results of operations.

Adoption of environmental laws or regulations that have the effect of curtailing exploration for and production of crude oil and natural gas in our areas of operation, whether direct, like prohibitions on offshore drilling in certain areas, or indirect, like possible regulation of greenhouse gas emissions from the use of fossil fuels, could adversely affect our operations by reducing demand for our services. In addition, new laws or regulations, or changes to existing laws or regulations may increase our costs or otherwise adversely affect our operations.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

We are subject to the Jones Act and other federal laws that restrict maritime transportation between points in the United States, which include drilling rigs and other structures attached to the outer continental shelf, to vessels built and registered in the United States and owned and manned by U.S. citizens. If we do not comply with these restrictions, we would be prohibited from operating our vessels in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our vessels, fines or forfeiture of the vessels. For information about the Jones Act and other maritime laws, please read “Business — Regulation.” For information about provisions in our certificate of incorporation and bylaws relating to these laws, please read “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

During the past several years, interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S.-flagged vessels under the Jones Act and cargo preference laws. We believe that continued efforts will be made to modify or repeal the Jones Act and cargo preference laws currently benefiting U.S.-flagged vessels. If these efforts are successful, it could result in increased competition, which could reduce our revenues.

We will be subject to additional political, economic, and other uncertainties as we expand our international operations.

An element of our business strategy is to expand into international crude oil and natural gas producing areas. However, our management has very limited experience in operating in international locations. In December 2006, we began expanding our operations internationally by acquiring the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses of South Africa-based Subtech Diving and Marine. Our international operations will be subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability;

•	potential seizure or nationalization of assets;

•	increased operating costs;

•	increases in taxes and governmental royalties;

•	modification or renegotiation of contracts;

•	changes in laws and policies governing operations of foreign-based companies;

•	import-export quotas;

•	restrictions on currency repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

In addition, laws and policies of the United States affecting foreign trade and taxation also may adversely affect our international operations.

As our international operations expand, the exposure to these risks will increase. Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active.

Our senior secured credit agreement imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

The agreement governing our senior secured credit facility imposes significant operating and financial restrictions on us. These restrictions limit our ability to:

•	make investments and other restricted payments, including dividends;

•	incur additional indebtedness;

•	create liens;

•	restrict dividend or other payments by our subsidiaries to us;

•	sell our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	make capital expenditures.

These limitations are subject to a number of important qualifications and exceptions. Our senior secured credit agreement also requires us to maintain a fixed charge coverage ratio. These covenants may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. If a default were to occur, the lenders under our senior secured credit facility could elect to declare the debt, together with accrued interest and other fees, immediately due and payable and proceed against any collateral securing the debt.

Our principal stockholder will be able to control our company, which could affect the outcome of matters requiring stockholder vote and potential changes of control of our company.

Following the offering, Louis E. Schaefer, Jr., our Chairman of the Board, will own approximately 43.4% of our outstanding common stock and Schaefer Holdings, LP will own approximately 14.5% of our outstanding common stock (or 9.4% if the underwriters exercise the overallotment option in full). As a result, Mr. Schaefer and Schaefer Holdings, LP will be able to control the outcome of matters requiring a stockholder vote, including the election of directors. This may have the effect of delaying, deferring, or preventing a change in control of our company.

We are a “controlled company” within the meaning of the listing requirements for the Nasdaq Global Market and, as a result, will qualify for, and may elect to rely on, exemptions from certain corporate governance requirements.

Because Louis E. Schaefer, Jr., our Chairman of the Board, and Schaefer Holdings, LP will control a majority of our common stock after the offering, we will be a “controlled company” within the meaning of the Nasdaq Global Market’s corporate governance standards. Accordingly, we may elect not to comply with certain corporate governance requirements, including that (1) a majority of our board of directors consist of independent directors, (2) nominations for our board of directors, or recommendations to our board for such nominations, be made by our independent directors or a nominating committee that consists entirely of independent directors and (3) compensation of our executive officers be determined, or recommended to the board for determination, by our independent directors or by a compensation committee that consists entirely of independent directors.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

We will limit foreign ownership of our company, which could reduce the price of our common stock.

Our certificate of incorporation limits the percentage of outstanding common stock and other classes of capital stock that can be owned by non-U.S. citizens within the meaning of statutes relating to the ownership of U.S.-flagged vessels. Applying the statutory requirements applicable today, our certificate of incorporation provides that no more than 20% of our outstanding common stock may be owned by non-U.S. citizens and will establish mechanisms to maintain compliance with these requirements. These restrictions may have an adverse impact on the liquidity or market value of our common stock because holders may be unable to transfer our common stock to non-U.S. citizens. Any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer such common stock.

Restrictions on the percentage ownership of our outstanding capital stock by non-U.S. citizens may subject the shares held by such non-U.S. citizens to restrictions, limitations and redemption.

Our certificate of incorporation provides that any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control of in excess of 20% of our outstanding capital stock by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us. In addition, if at any time persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock in excess of 20%, we may withhold payment of dividends, suspend the voting rights attributable to such shares and redeem such shares.

Substantial sales of our common stock by our current holders or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.

We are unable to predict whether significant amounts of our common stock will be sold by our current holders after the offering. Any sales of substantial amounts of our common stock in the public market by our current holders or us, or the perception that these sales might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read “Shares Eligible for Future Sale” for information about the number of shares that will be outstanding and could be sold after this offering.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

Prior to this offering, there has been no public market for our common stock. An active market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price at which our common stock will trade after this offering.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our new senior secured credit facility restricts our ability to pay dividends or other distributions on our equity securities. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

The price of our common stock may be volatile and could be subject to significant fluctuations.

The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. For example, prior to the completion of this offering, our directors will be divided into three classes serving three-year terms, which could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after the offering of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $9.09 in net tangible book value per share as of December 31, 2006.

FORWARD-LOOKING INFORMATION

Certain statements contained in this prospectus are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future business and financial performance and results of operations, including statements about the following subjects:

•	our strategy, including the expansion and growth of our operations and our ability to make future acquisitions on attractive terms;

•	our plans, expectations and any effects of capitalizing on strong market conditions in the U.S. Gulf of Mexico, expanding the breadth of services in our core market, expanding our deepwater capabilities, pursuing international growth opportunities and expanding our fabrication capabilities;

•	our ability to enter into new contracts for subsea construction and commercial diving services and future utilization rates and contract rates for our vessels;

•	the correlation between demand for our services and customers’ expectations of energy prices;

•	future capital expenditures, including estimated costs for the construction of the Superior Achiever, the equipment necessary to enable the Superior Achiever to perform deepwater small-diameter pipelay and umbilical installation, and the scheduled upgrades for the Superior Endeavour;

•	expected drydocking schedules and the dates vessels and equipment will be placed in service;

•	expected delivery of the Superior Achiever;

•	the planned specifications of the Superior Achiever;

•	the capabilities of our vessels following scheduled upgrades and refurbishments;

•	our expected results of operations for the first quarter of 2007;

•	our expected vessel utilization for the second quarter of 2007;

•	sufficiency of funds for required capital expenditures, working capital and debt service;

•	liabilities under laws and regulations protecting the environment;

•	expected outcomes of litigation, claims and disputes and their expected effects on our financial condition and results of operations;

•	expectations regarding improvements in diving and offshore construction activity, demand for our services, operating revenues, operating and maintenance expense, insurance expense and deductibles, interest expense, debt level and other matters with regard to the outlook of our business and industry; and

•	expectations of future share-based payments and compensation expense.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” above and the following:

•	crude oil and natural gas prices, and industry expectations about future prices;

•	demand for subsea construction and commercial diving services;

•	our ability to enter into and the terms of future contracts;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	uncertainties relating to the level of activity in offshore crude oil and natural gas exploration, development and production;

•	competition and market conditions in the subsea construction and commercial diving industry;

•	the availability of skilled personnel;

•	labor relations and work stoppages;

•	operating hazards, war, terrorism and cancellation or unavailability of insurance coverage;

•	the effect of litigation and contingencies; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses of the offering, will be approximately $119.4 million. This estimate is based on an assumed initial public offering price per share of $15.00, which is the midpoint of the range set forth on the cover page of this prospectus. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholders upon the exercise of the overallotment option.

We intend to use the net proceeds of $119.4 million from this offering to:

•	repay, together with approximately $44.0 million of the proceeds from our senior secured term loan held in a segregated account, $111.1 million of outstanding borrowings under our senior secured term loan, including prepayment premium;

•	repay approximately $7.0 million of outstanding borrowings under our senior secured credit facility;

•	retain approximately $17.3 million for future capital expenditures, including progress payments relating to the construction of the Superior Achiever and the upgrade and refurbishment of the Gulf Diver IV; and

•	pay a special cash dividend of $28.0 million to our existing stockholders prior to the completion of this offering.

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease the net proceeds to us from this offering by approximately $8.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated expenses of this offering. Any such increase or decrease will increase or decrease by that amount the special cash dividend to be paid to our existing stockholders prior to the completion of this offering as described above.

Pending these uses, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

As of March 31, 2007, our existing indebtedness consisted of borrowings of $110.0 million in aggregate principal amount under our senior secured term loan that is scheduled to mature in 2012 and borrowings of $7.0 million in aggregate principal amount under our senior secured credit facility that is scheduled to mature in February 2010. We used approximately $28.2 million of the proceeds from the senior secured term loan to repay our existing indebtedness. Approximately $44.0 million of the proceeds from the senior secured term loan is held in a segregated account and will be used, together with a portion of the proceeds from this offering, to repay in full the senior secured term loan upon the completion of this offering. As of March 31, 2007, the interest rate on our outstanding indebtedness under the senior secured term loan was approximately 8.82%, and the interest rate on our outstanding indebtedness under the senior secured credit facility was approximately 8.25%. For additional information regarding our senior secured term loan and senior secured credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Long-Term Debt.”

DIVIDEND POLICY

Immediately prior to the completion of this offering, we intend to pay a $28.0 million special cash dividend to our existing stockholders. We will use a portion of the net proceeds from this offering to pay this dividend. You will not receive this dividend. Please read “Use of Proceeds” for more information regarding payment of the special cash dividend.

Other than the dividend described above, we do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

Our senior secured credit facility restricts our ability to pay dividends or other distributions on our equity securities.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2006:

•	on an actual basis;

•	on an as adjusted basis, which gives effect to the borrowing of $110.0 million under our senior secured term loan on February 27, 2007 and the application of the proceeds therefrom to repay our existing notes payable and line of credit as of that date, to establish cash collateralized letters of credit of $15.9 million and to establish a cash collateral account of $64.7 million ($44.0 million as of April 2, 2007), which will be used, together with a portion of the proceeds from this offering, to repay in full the senior secured term loan upon the completion of this offering; and

•	on an as further adjusted basis after giving effect to this offering and the use of a portion of the net proceeds to pay a special cash dividend to our existing stockholders and to repay our senior secured term loan and senior secured credit facility as set forth under “Use of Proceeds” as if these transactions had occurred on December 31, 2006 and to reflect payments of approximately $20.7 million made since December 31, 2006 in respect of the Superior Achiever.

This table should be read in conjunction with “Selected Consolidated Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	December 31, 2006
			As Further
	Actual	As Adjusted	Adjusted
	(in thousands, except par values)

Cash and cash equivalents	$2,556	$5,708	$23,008

Restricted cash	$4,814	$15,951	$15,951
Cash/Collateral account	—	64,662	—

Total	$4,814	$80,613	$15,951

Notes payable, including current portion	$13,368	$—	$—
Line of credit	4,218	—	—

New senior secured term loan	—	110,000	—
New senior secured credit facility	—	—	—

Total debt	17,586	110,000	—

Members’/stockholders’ equity:
Member interests	105	105	—
Preferred stock, par value $0.01 per share; 50,000 shares authorized as adjusted and as further adjusted; no shares issued and outstanding as adjusted or as further adjusted	—	—	—
Common stock, par value $0.01 per share; 200,000 shares authorized as adjusted and as further adjusted; no shares issued and outstanding as adjusted; 25,667 shares issued and outstanding as further adjusted	—	—	257
Additional paid-in capital	—	—	119,143
Accumulated other comprehensive income	895	895	895
Retained earnings	63,548	63,466	34,366

Total members’/stockholders’ equity	64,548	64,466	154,661

Total capitalization	$82,134	$174,466	$154,661

DILUTION

The net tangible book value of our common stock as of December 31, 2006 was approximately $60.2 million, or $4.06 per share. Net tangible book value per share represents our total tangible assets less our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale by us of 8,666,667 shares of common stock in this offering at an initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the issuance of 2,163,333 shares of restricted stock that are expected to be awarded to certain of our executive officers, employees and directors prior to the completion of this offering, and the payment of a $28.0 million special cash dividend to our existing stockholders prior to the completion of this offering, and after deducting underwriting discounts and estimated offering expenses payable by us, the net tangible book value of our common stock as of December 31, 2006 would have been approximately $151.6 million, or $5.91 per share. This represents an immediate increase in net tangible book value of $1.85 per share to our existing stockholders and an immediate dilution in net tangible book value of $9.09 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$15.00
Net tangible book value per share as of December 31, 2006	$4.06
Decrease per share attributable to cash dividend	(1.89)
Issuance of restricted shares subsequent to year end	(0.27)
Increase in net tangible book value per share attributable to new investors	4.01

Net tangible book value per share after this offering		5.91

Dilution in net tangible book value per share to new investors		$9.09

We have provided in the following table, as of December 31, 2006, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock to be issued by us and acquired by each group.

					Average
	Shares Purchased (1)		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share
	(dollars in thousands)

Existing stockholders (2)	17,000,000	64.3%	—	—	—
Option holders (3)	752,000	2.8	$11,280	8.0%	$15.00
New investors	8,666,667	32.9	130,000	92.0	15.00

Total	26,418,667	100.0%	$141,280	100.0%

(1)	The number of shares disclosed for the existing stockholders includes 1,300,000 shares that may be sold by the selling stockholders in this offering if the underwriters exercise their overallotment option. The number of shares disclosed for the new investors does not include the 1,300,000 shares that may be purchased by the new investors from the selling stockholders in this offering if the underwriters exercise their overallotment option.

(2)	Includes 2,163,333 shares of restricted stock that are expected to be awarded to certain of our executive officers, employees and directors prior to the completion of this offering. These shares of restricted stock will be subject to forfeiture restrictions.

(3)	Consists of options to purchase 752,000 shares of our common stock that are expected to be awarded to certain employees under our 2007 stock incentive plan prior to the completion of this offering. These options will have an exercise price equal to the initial public offering price in this offering and will be subject to vesting requirements.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2004 presented below were derived from our audited consolidated financial statements. The selected consolidated balance sheet data as of December 31, 2003 and the selected consolidated historical financial data as of and for the year ended December 31, 2002 are derived from our unaudited consolidated financial statements.

We were founded in 1986. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the effectiveness of the registration statement of which this prospectus forms a part, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. As a result, our consolidated historical financial statements included in this prospectus do not reflect our capital structure upon completion of this offering. Accordingly, those consolidated historical financial statements are not representative of our future capital structure.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(dollars in thousands, except per share data)
	(unaudited)

Statements of Operations Data:
Revenues	$9,638	$10,734	$23,773	$82,373	$243,445
Costs of revenues (excluding depreciation and amortization)	6,674	7,460	14,625	41,262	131,410
Operating expenses:
Selling, general and administrative	1,710	2,885	3,560	13,625	27,102
Depreciation and amortization	335	414	711	1,498	3,148
Loss on disposal of assets	—	—	—	—	119
Insurance	712	486	1,544	3,634	5,831
Bad debt expense	23	—	462	702	1,664

Total operating expenses	2,780	3,785	6,277	19,459	37,864

Income (loss) from operations	184	(511)	2,871	21,652	74,171
Interest expense (income), net	72	308	239	668	(140)

Income (loss) before income taxes	112	(819)	2,632	20,984	74,311
Provision for income taxes	36	(248)	905	7,008	25,826

Net income (loss)	$76	(571)	$1,727	$13,976	$48,485

Net income per share (a):
Basic and diluted	$0.01	$(0.04)	$0.12	$0.94	$3.27
Weighted average shares outstanding (a):
Basic and diluted	14,836,667	14,836,667	14,836,667	14,836,667	14,836,667

footnotes on the following page

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(dollars in thousands)
	(unaudited)

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$233	$20	$525	$3,382	$2,556
Working capital	(300)	(3,651)	682	10,013	(1,153)
Total assets	4,030	7,172	12,716	49,184	142,812
Notes payable, net of current portion	200	232	2,242	6,601	9,759
Total members’ equity	885	314	2,041	16,012	64,548

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(dollars in thousands)
	(unaudited)

Other Financial Data:
EBITDA (b)	$519	$(97)	$3,583	$23,150	$77,319
Net cash (used in) provided by:
Operating activities	372	52	574	11,076	53,313
Investing activities	(669)	(3,282)	(200)	(14,490)	(59,687)
Financing activities	568	3,018	131	6,271	5,549
Capital expenditures	669	3,282	200	14,490	53,915

	Year Ended December 31,
	2003	2004	2005	2006

Operating Data (unaudited):
Number of vessels (as of end of period) (c)	1	2	4	8
Number of vessel revenue days (d):
Owned and long-term charter	32	252	536	1,309
Short-term charter	200	253	866	1,377

Total vessel revenue days	232	505	1,402	2,686

Vessel utilization (e)	29%	63%	76%	89%

(a)	Net income per share and the weighted average shares outstanding reflects the issuance of approximately 14,836.67 shares of common stock for each outstanding limited liability company interest in connection with the merger of Superior Offshore International, L.L.C. with and into Superior Offshore International, Inc. as described under “Prospectus Summary — Our History.”

(b)	EBITDA consists of net income (loss) before interest expense (income), provision for income taxes and depreciation and amortization. See “Non-GAAP Financial Measures.” EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we utilize EBITDA in evaluating acquisition opportunities. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of net income (loss) or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, taxes and depreciation and amortization. The following tables reconcile EBITDA with our net income (loss) and with our net cash provided by operating activities.

footnotes continued on the following page

Reconciliation of EBITDA

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(dollars in thousands)
	(unaudited)

Net income (loss)	$76	$(571)	$1,727	$13,976	$48,485
Plus: interest expense (income), net*	72	308	239	668	(140)
Plus: depreciation and amortization	335	414	712	1,498	3,148
Plus: provision for income taxes	36	(248)	905	7,008	25,826

EBITDA	519	(97)	3,583	23,150	77,319

Less: interest expense (income), net*	(72)	(308)	(239)	(668)	140
Less: provision for income taxes	(36)	248	(905)	(7,008)	(25,826)
Plus: loss on disposal of assets	—	—	—	—	119
Plus: bad debt expense	26	—	462	702	1,664
Less: increase in accounts receivable	(1,699)	151	(5,620)	(20,261)	(26,419)
Less: increase in income tax receivable	—	(208)	—	208	(207)
Less: increase in inventory	—	(32)	(422)	(136)	(87)
Less: increase in prepaids & other assets	206	(126)	(449)	(714)	(3,326)
Plus: increase in accounts payable and accrued expenses	1,355	463	3,189	11,806	20,216
Plus: increase in income taxes payable	39	(45)	489	2,361	7,719
Plus: increase in other liabilities	32	46	64	(54)	(57)
Plus: increase in deferred income taxes	2	(40)	422	1,690	2,058

Net cash provided by operating activities	$372	$52	$574	$11,076	$53,313

*	Interest expense (income), net for the year ended December 31, 2006 is net of $153,046 in interest expense for the period. We did not earn any interest income during the prior periods.

(c)	The number of vessels as of the end of each period represents our DP and four-point vessels owned or under long-term charter. Vessels acquired are treated as added to our fleet as of the date we purchased the vessel. Vessels under long-term charter are treated as part of our fleet during the term of the charter. We define long-term charters as charters of six months or longer. Our method of computation of number of vessels may or may not be comparable to other similarly titled measures of other companies. The number of vessels as of December 31, 2005 includes our ownership of the Gulf Diver IV and Gulf Diver V, which were owned but not in service as of that date. The number of vessels as of December 31, 2006 includes our ownership of the Gulf Diver IV, which was owned but not in service as of that date, and our charters of the American Salvor and the Gulmar Condor, which were under long-term charters but not in service as of that date.

(d)	The number of vessel revenue days is the total number of days the vessels generated revenue. Our method of computation of number of vessel revenue days may or may not be comparable to other similarly titled measures of other companies.

(e)	Average vessel utilization is calculated by dividing the total number of days our owned or long-term chartered vessels generated revenues by the total number of days the vessels were available for service in each period and does not reflect days during the period between the dates vessels were acquired and initially placed in service and days vessels were in drydock for scheduled upgrades, regulatory-related inspections and maintenance. Our method of computation of vessel utilization may or may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Historical Financial Data” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Information.”

Our Business

We generate revenues primarily by providing subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries on the outer continental shelf of the Gulf of Mexico. Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating in that region.

We experienced significant demand for our services in 2005 and 2006. We believe that this demand is primarily attributable to strong exploration and production capital spending levels, which are the result of favorable conditions in the crude oil and natural gas markets, and a substantial increase in construction, repair and salvage work following hurricanes in the Gulf of Mexico in 2004 and 2005. Due to the shortage of available diving personnel and equipment capable of performing these services, we anticipate that demand for hurricane-related repair projects will continue for the next several years.

In order to help satisfy the increased demand for subsea construction and commercial diving services, we have significantly expanded our capacity by acquiring vessels, chartering vessels on both a long- and short-term basis and hiring diving and marine personnel. In addition, during the same period we have broadened the scope of the services we provide to include higher-margin subsea and deepwater construction services. Since the beginning of 2003, we have acquired or chartered on a long-term basis the following vessels and equipment:

•	the Gulf Diver III, which we acquired and placed in service in September 2003;

•	the Superior Endeavour, which we chartered and placed in service in October 2004, and acquired in April 2005;

•	the Gulf Diver V, which we acquired in December 2005 and placed in service in March 2006;

•	the Gulmar Falcon, which we placed in service in April 2006 under a charter that expires in March 2008;

•	the Gulf Diver VI, which we acquired in January 2006 and placed in service in September 2006;

•	the American Salvor, which we chartered in September 2006 and placed in service in January 2007;

•	the Adams Surveyor, which we chartered in February 2007 and placed in service in March 2007;

•	two work-class ROVs, one of which we own and one of which we lease with an option to purchase, which became available for service in March 2007, and one additional work-class ROV that is expected to be placed in service in the second quarter of 2007;

•	the Gulmar Condor, which we chartered in October 2006 and expect to place in service in the second quarter of 2007;

•	the Gulf Diver IV, which we acquired in December 2005 and expect to place in service by the end of 2007; and

•	the Superior Achiever, which is under construction and which we expect to place in service in the second half of 2008.

In addition, we regularly seek to provide services to third-party vessels and charter vessels on a short-term basis during periods of high demand for our subsea construction and commercial diving services. For example, in the third and fourth quarters of 2005 short-term charters accounted for 818 vessel revenue days as a result of increased demand for our services following Hurricanes Katrina and Rita. In 2006, short-term charters accounted for 1,377 vessel revenue days.

We perform our services under dayrate or fixed-price contracts that are typically awarded through a competitive bid process. In the current environment, all of our contracts are being performed on a dayrate basis. Under a dayrate contract, we are paid a daily rate, which consists of a base rate for our vessel and crews as well as cost reimbursements for materials and ancillary activities, for so long as we provide our services. Our dayrates are determined by prevailing market rates, vessel availability and historical rates paid by the specific customer. Fixed-price contracts define the services that we will provide for an agreed-upon fixed price and certain cost protections. Additional work, which is subject to customer approval, is billed separately. See “Business — Contracts.”

Our fabrication business represented approximately 5% of our revenues in 2005 and approximately 6% of our revenues in 2006. Although our fabrication business represents a relatively small portion of our revenues, our fabrication facility allows us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis.

Our costs of revenues are primarily a function of fleet configuration and utilization levels. The most significant costs we incur are charter costs, labor costs and related employee benefits, fuel, lube oil and third-party equipment rentals. A significant portion of the expenses incurred with operating each vessel are paid for or reimbursed by our customers. These reimbursable expenses include fuel, lube oil, meals and third-party equipment rentals. We record reimbursements from customers as revenues and the related expenses as costs of revenues.

Factors Affecting Our Operations

The primary factors affecting demand for our services are crude oil and natural gas prices, which in turn influence levels of capital spending on offshore drilling and field development. In the last two years, crude oil prices have increased substantially, with the annual average of the NYMEX West Texas Intermediate, or WTI, crude oil 12-month strip futures price increasing from $28.24 per barrel in 2003 to $69.47 per barrel in 2006. Natural gas prices have been more volatile over the same period: although the annual average of the Henry Hub natural gas 12-month strip futures price has increased from $5.28 per one million British thermal units, or Mmbtu, in 2003 to $8.55 per Mmbtu in 2006, the Henry Hub natural gas 12-month strip futures price has been as high as $12.47 per Mmbtu on September 29, 2005 and as low as $4.56 per Mmbtu on January 1, 2003. As of March 30, 2007, the NYMEX WTI crude oil 12-month strip futures price was $68.97, and the Henry Hub natural gas 12-month strip futures price was $8.68. We are also affected by strict regulatory policies in the U.S. Gulf of Mexico, which require periodic inspections, maintenance, repair and ultimately decommissioning of production facilities and infrastructure. Although demand for our services typically is highly correlated with capital spending on offshore drilling and development activities, recently our business has been influenced more significantly by the demand for hurricane-related repair work. Presently, all of our vessels are dedicated to infrastructure construction, inspection and repair projects. Furthermore, we do not believe that sufficient capacity exists within the industry to adequately address the backlog of repair work within the U.S. Gulf of Mexico. As a result, we are recording unprecedented utilization levels and dayrates across our fleet.

Vessel utilization provides a good indication of demand for our vessels and, as a result, the contract rates we may charge for our services. Our vessel utilization is typically lower during the first quarter, and to a lesser extent the fourth quarter, due to winter weather conditions in the Gulf of Mexico. However, due to high demand caused by hurricane-related repair work, we are not experiencing typical seasonal trends in the current market environment.

Another key performance measure for our business is vessel revenue days. Vessel revenue days indicate the total number of days that the vessels in our fleet and vessels subject to short-term charters generated revenues. Although the number of vessel revenue days related to our owned and long-term chartered vessels has increased as we have increased the size of our fleet, the number of vessel revenue days related to short-term charters has grown significantly in the third and fourth quarters of 2005 and in 2006 due to the additional vessels we chartered in those periods in response to increased demand for our services following Hurricanes Katrina and Rita.

The following table sets forth key indicators and performance metrics for our business:

	2003				2004				2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

U.S. natural gas prices (1)	$5.30	$5.73	$5.05	$5.04	$5.60	$6.30	$6.25	$7.11	$6.93	$7.54	$9.64	$11.38	$9.04	$8.81	$8.49	$7.86
NYMEX crude oil prices (2)	$29.17	$26.49	$28.17	$29.12	$32.29	$36.23	$41.53	$46.46	$49.69	$55.13	$64.73	$61.36	$66.20	$73.29	$73.74	$64.70
Number of vessels (as of end of period) (3)	—	—	1	1	1	1	1	2	2	2	2	4	6	7	7	8
Number of vessel revenue days (4):
Owned and long-term charter	—	—	11	21	22	43	44	143	92	119	146	179	236	363	330	380
Short-term charter	20	51	58	71	58	55	47	93	12	36	259	559	521	291	247	318

Total vessel revenue days	20	51	69	92	80	98	91	236	104	155	405	738	757	654	577	698

Vessel utilization (5)	—	—	55%	23%	32%	66%	48%	83%	51%	70%	85%	100%	91%	93%	85%	88%

(1)	Quarterly average of the Henry Hub natural gas 12-month strip futures price (dollars per Mmbtu).

(2)	Quarterly average of NYMEX WTI crude oil 12-month strip futures price (dollars per barrel).

(3)	The number of vessels as of the end of each period represents our DP and four-point vessels owned or under long-term charter. Vessels acquired are treated as added to our fleet as of the date we purchased the vessel. Vessels under long-term charter are treated as part of our fleet during the term of the charter. We define long-term charters as charters of six months or longer. Our method of computation of number of vessels may or may not be comparable to other similarly titled measures of other companies. The number of vessels for the fourth quarter of 2005 includes our ownership of the Gulf Diver IV and Gulf Diver V, which were owned but not in service during that period. The number of vessels for the first and second quarters of 2006 includes our ownership of the Gulf Diver IV and the Gulf Diver VI, which were owned but not in service during those periods. The number of vessels for the third and fourth quarters of 2006 includes our ownership of the Gulf Diver IV, which was owned but not in service during those periods, and our charter of the American Salvor, which was under long-term charter but not in service during those periods. The number of vessels for the fourth quarter of 2006 also includes our charter of the Gulmar Condor, which was under long-term charter but not in service during that period.

(4)	The number of vessel revenue days is the total number of days the vessels generated revenue. Our method of computation of number of vessel revenue days may or may not be comparable to other similarly titled measures of other companies.

(5)	Average vessel utilization is calculated by dividing the total number of days our owned or long-term chartered vessels generated revenues by the total number of days the vessels were available for service in each period and does not reflect days during the period between the dates vessels were acquired and initially placed in service and days vessels were in drydock for regulatory-related inspections and maintenance. Our method of computation of vessel utilization may or may not be comparable to other similarly titled measures of other companies.

Recent Events

In August 2006, one of our chartered four-point vessels, the Odyssea Voyager, was severely damaged by fire while at sea. As a result of the fire damage to the vessel, the charter agreement was terminated and we ceased earning the contract revenue that the vessel had been generating. The Odyssea Voyager operated a total of 165 days in 2006 until the termination of its charter. Pending the acquisition or charter of a replacement vessel, we redeployed our divers that had been operating on the Odyssea Voyager to vessels operating under short-term charters. We do not believe we are liable to the vessel owner or any other third party in connection with the fire damage to the vessel. We experienced losses of equipment and personal property of approximately $0.5 million, of which insurance is expected to cover $0.3 million.

In September 2006, we entered into an agreement to charter the American Salvor, a four-point vessel, in order to replace the Odyssea Voyager. We placed this vessel in service in January 2007.

In September 2006, we entered into a contract for the construction of the Superior Achiever, which we expect will enter into service in the second half of 2008. We estimate that the construction of this vessel will cost approximately $124.4 million. In addition, we may expend significant additional capital, currently estimated at up to $10.0 million, to enable the vessel to perform most full-field development services, including deepwater small-diameter pipelay and umbilical installation.

In October 2006, we entered into an agreement to charter the Gulmar Condor, a DP II vessel. We expect to place this vessel in service in the second quarter of 2007.

In December 2006, we acquired the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses of South Africa-based Subtech Diving and Marine for $3.8 million. In addition, we may pay up to an additional $4.0 million in the third quarter of 2007 based on the financial performance of our Subtech subsidiary through June 2007. We paid the initial purchase price, and plan to pay any additional amounts due under the agreement, with cash generated from operations.

In February 2007, we entered into an agreement to charter the Adams Surveyor, a DP II vessel. We placed this vessel in service in March 2007.

In February 2007, we entered into a five-year, $110.0 million senior secured term loan with a syndicate of financial institutions. We intend to repay in full our senior secured term loan upon the completion of this offering. For additional information regarding the senior secured term loan, please read “— Liquidity — Long-Term Debt — Senior Secured Term Loan.”

In February 2007, we entered into a senior secured credit facility with JPMorgan Chase Bank, N.A. This facility provides for a $20.0 million revolving credit facility. We intend to repay in full all outstanding borrowings under the senior secured credit facility upon the completion of this offering. For additional information regarding the senior secured credit facility, please read “— Liquidity — Long-Term Debt — Senior Secured Credit Facility.”

In March 2007, we entered into an agreement to purchase a work class ROV, which we expect to place in service in the second quarter of 2007.

Critical Accounting Estimates and Policies

Critical accounting policies are those that are important to our results of operations, financial condition and cash flows and require management’s most difficult, subjective or complex judgments. Different amounts would be reported under alternative assumptions. We have evaluated the accounting policies used in the preparation of the consolidated financial statements and related notes appearing elsewhere in this prospectus. We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the United States. We believe that our policies are generally consistent with those used by other companies in our industry.

We periodically update the estimates used in the preparation of the consolidated financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus. We believe that our more critical accounting policies include those related to revenue recognition, accounts receivable and allowance for doubtful accounts, property and equipment and major customers and concentration of credit risk. Inherent in such policies are certain key assumptions and estimates.

Revenues and Expense Recognition

Revenues are derived from contracts that are typically of short duration and contain either provisions for specific time, material and equipment charges or lump-sum turnkey provisions, which are billed in accordance with the terms of such contracts. We recognize revenue as it is earned at estimated collectible amounts. Revenues generated from specific time, materials and equipment contracts are generally earned on a dayrate basis and recognized as amounts are earned in accordance with contract terms. In connection with these customer contracts, we may receive revenues for mobilization of equipment and personnel, which are deferred and recognized over the period in which contracted services are performed using the straight-line method. Incremental costs incurred directly for mobilization of equipment and personnel to the contracted site are also deferred and recognized over the life of the contract term using the straight-line method.

Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

•	the customer provides specifications for subsea construction projects or for the provision of related services;

•	we can reasonably estimate our progress towards completion and our costs;

•	the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;

•	the customer can be expected to satisfy its obligations under the contract; and

•	we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project’s completion and, therefore, the timing of income and revenue recognition. We had no turnkey contracts under percentage of completion in place as of December 31, 2004, 2005 or 2006.

Diving revenues are presented net of discounts. Discounts were $421,063, $124,351 and $0 for the years ended December 31, 2004, 2005 and 2006, respectively.

Unbilled receivables represents revenue attributable to work completed prior to period end that has not yet been invoiced. All amounts included in unbilled receivables as of December 31, 2006 are expected to be billed and collected within one year.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of write offs and allowance for doubtful accounts. We establish an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues that we have identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined the balance will not be collected.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Our estimates of useful lives of our assets are as follows: diving vessels and equipment — five to 10 years; machinery and equipment — five to 10 years; furniture and fixtures — seven years; automobiles, trucks and trailers — five years; leasehold improvements — seven to 39 years; and buildings — 39 years.

For long-lived assets to be held and used, excluding goodwill, we base our evaluation of recoverability on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. Our marine vessels are assessed on a vessel-by-vessel basis. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on management’s estimate of discounted cash flows. There were no such impairments during 2004, 2005 or 2006.

Major Customers and Concentration of Credit Risk

Our customers consist primarily of integrated and independent crude oil and natural gas exploration and production and gathering and transmission companies. The capital expenditures of our customers are generally dependent on their views of future crude oil and natural gas prices and successful offshore drilling activity. We perform ongoing credit evaluations of our customers and provide allowances for probable credit losses when necessary. Our two largest customers for the year ended December 31, 2006 were Newfield Exploration Company and The Williams Companies, Inc. No other customer accounted for more than 10% of our revenues for that period.

Seasonality

Our vessel utilization typically is lower during the first quarter, and to a lesser extent during the fourth quarter, due to winter weather conditions in the U.S. Gulf of Mexico. Due to this seasonality, full year results are unlikely to be a direct multiple of any particular quarter or combination of quarters. DP vessels, however, are less affected by adverse weather conditions; as we perform more of our services from DP vessels, we expect that our operations will become less susceptible to seasonal weather fluctuations.

Accounting for Share-Based Payments

Historically, we have not granted stock options or restricted stock to our employees. However, prior to the completion of this offering, we intend to grant certain of our executive officers, employees and directors an aggregate of 2,163,333 shares of restricted stock and options to purchase an aggregate of 752,000 shares of our common stock with an exercise price equal to the initial public offering price in this offering. These awards will be made under our 2007 stock incentive plan and generally will vest in equal installments over a three and one-half year or four-year period.

Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“SFAS 123R”), requires all share-based payments to employees, including grants of restricted stock and stock options to employees, to be recognized in the financial statements based on their fair values. Under SFAS 123R, we will use the Black-Scholes fair value model for valuing share-based payments and will recognize compensation cost on a straight-line basis over the respective vesting period. We estimate that our compensation expense, net of tax, will increase by approximately $4.8 million in 2007, $5.1 million in 2008, $5.3 million in 2009, $5.5 million in 2010 and $3.6 million in 2011 as a result of the amortization of share-based payments for awards made prior to the completion of this offering. These estimates are based on an assumed initial public offering price per share of $15.00, which is the midpoint of the range set forth on the cover page of this prospectus. These estimates do not include awards made after the completion of this offering, which would have the effect of increasing the amount that we amortize for share-based payments. The foregoing estimates constitute forward-looking statements and are subject to risks and uncertainties. The actual future costs and timing of share-based payments could differ materially from these estimates. For more information regarding stock-based awards and our 2007 stock incentive plan, please read “— Recent Accounting Pronouncements,” “Compensation Discussion and Analysis — Grants of Plan-Based Awards” and “Compensation Discussion and Analysis — 2007 Stock Incentive Plan.”

Changes in Financial Reporting of Future Results of Operations

As a private company, we have relied on outside service providers for much of our administrative support functions. Following this offering, we will be subject to reporting and other obligations under the Securities Exchange Act of 1934. These requirements include the preparation and filing of detailed annual, quarterly and current reports. In addition, we will be required to keep abreast of and comply with material changes in the applicable rules and regulations promulgated by the SEC, including the changes and requirements mandated by the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to result in both a significant initial cost, as we implement internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain directors and officers insurance. As a result, our general and administrative expenses likely will increase, and we estimate that we will spend approximately $2.0 million annually on such compliance costs.

We produce our financial statements in accordance with the requirements of GAAP; however, our internal accounting controls have not yet been evaluated to determine whether they satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which we refer to as Section 404, and may not currently meet all of those requirements. Effective internal controls are necessary for us to provide reliable financial reports, to prevent fraud and to operate successfully as a publicly traded company. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404. For example, Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We must comply with Section 404 for our fiscal year ending December 31, 2008. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we or our independent registered public accounting firm may not be able to conclude that our internal controls are effective. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common stock.

First Quarter 2007 Update

We expect that our revenues for the first quarter of 2007 will be in the range of $50 million to $53 million compared with $49.4 million in the first quarter of 2006 and $69.0 million in the fourth quarter of 2006. We expect that our income from operations for the first quarter of 2007 will be in the range of $9 million to $12 million compared with $18.7 million in the first quarter of 2006 and $14.8 million in the fourth quarter of 2006.

Our revenues for the first quarter of 2007 were adversely affected by a decrease in vessel revenue days from owned and long-term charters when compared to both the first and fourth quarters of 2006. This decrease in vessel revenue days is partially attributable to the drydocking of the Superior Endeavour for scheduled upgrades beginning in early February 2007, which has resulted in a loss of more than 50 vessel revenue days since the vessel has been out of service. We expect to place this vessel back in service in the second quarter of 2007. Our vessel revenue days also suffered from lower utilization of our four-point vessels, which resulted from winter weather conditions in the U.S. Gulf of Mexico that historically affect vessel utilization in the first quarter of each year. We experienced higher utilization of our four-point vessels in the first quarter of 2006 than we would normally expect because certain customers paid us standby rates to ensure that our vessels were available to make significant hurricane related repairs as weather improved. Although we anticipate that demand for hurricane-related repairs will continue for several years, we believe that our customers have scheduled their construction projects to avoid the most recent winter months. We expect that the utilization of our vessels will increase in the second quarter of 2007 relative to the first quarter. Our revenues in the first quarter of 2007 were favorably affected by our continued use of chartered vessels on a short-term basis, which generally have a lower margin than our owned vessels, and increased provision of diving personnel and technical expertise to vessels owned and operated by third parties. The drydocking of the Superior Endeavour and the increase of short-term charters in the first quarter of 2007 caused a temporary shift in the composition of revenue days, which in combination with lower activity levels resulted in lower operating margins than achieved in the first or fourth quarters of 2006.

We expect that our costs of revenues and operating expenses in the first quarter of 2007 will be significantly higher than in the first quarter of 2006, but should be less than in the fourth quarter of 2006. Our costs of revenues, when compared to the first quarter of 2006, increased due to increases in the number of vessels chartered and third-party equipment rentals as well as an increase in labor costs and related employee benefits. Our operating expenses, when compared to the first quarter of 2006, increased as a result of the addition of sales and administrative personnel and the related increase in salaries, labor costs and related employee benefits, which increased as a result of additions of diving and marine personnel, as well as increased insurance costs and professional fees.

Our expected results of operations for the first quarter of 2007 are preliminary and subject to additional closing procedures and a review by our independent registered public accounting firm. These closing procedures and review could result in changes to our preliminary estimates indicated above. The foregoing estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described under “Risk Factors” in this prospectus. Accordingly, our final results for the first quarter of 2007 may not be consistent with the foregoing estimates.

Results of Operations

Year Ended December 31, 2006 versus the Year Ended December 31, 2005

Revenues.  Revenues for the year ended December 31, 2006 were $243.4 million compared with $82.4 million for the year ended December 31, 2005, an increase of $161.0 million. The increase in our revenues in 2006 was primarily attributable to an increase in vessel revenue days, which increased from 1,402 in 2005 to 2,686 in 2006, and to a lesser extent increases in dayrates. The increase in vessel revenue days is attributable to the addition of the Odyssea Voyager to our fleet in February 2006, the addition of the Gulmar Falcon to our fleet in April 2006 and the chartering of several vessels on a short-term basis during 2006. We increased the number of vessels in our fleet due to strong demand for our services in 2006. This demand resulted from increased capital spending by crude oil and natural gas producers, which was spurred by favorable conditions in the crude oil and natural gas markets, and increasing demand for infrastructure repair projects related to hurricanes in 2004 and 2005.

Costs of Revenues.  Costs of revenues consist mainly of vessel charter costs, labor costs and related employee benefits, fuel and third-party equipment rentals. Costs of revenues for the year ended December 31, 2006 were $131.4 million compared with $41.3 million for the year ended December 31, 2005, an increase of $90.1 million. This increase was due mainly to increases in the number of vessels chartered and third-party equipment rentals and related mobilization cost, which increased by $71.2 million in 2006 as compared to 2005, as well as an increase of $14.5 million in labor costs and related employee benefits in 2006 as compared to 2005.

Operating Expenses.  Operating expenses consist mainly of selling, general and administrative costs not directly related to a specific project or job, depreciation and amortization, disposal of assets, insurance and bad debt expense. Operating expenses for the year ended December 31, 2006 were $37.9 million compared with $19.5 million for the year ended December 31, 2005, an increase of $18.4 million. This increase was due mainly to the addition of personnel and the related increase in salaries, labor costs and related employee benefits, as well as increased insurance costs and professional fees.

Interest Expense (Income), Net.  Interest expense, net for the year ended December 31, 2005 was $0.7 million. Interest income, net for the year ended December 31, 2006 was $(0.1) million, which reflected interest income of $(0.3) million primarily offset by interest expense (net of capitalized interest of $1.3 million) of $0.2 million.

Provision for Income Taxes.  Provision for income taxes for the year ended December 31, 2006 was $25.8 million compared with $7.0 million for the year ended December 31, 2005, an increase of $18.8 million.

This increase was due to increased profitability. Our effective tax rate was 34.8% for the year ended December 31, 2006 and 33.4% for the year ended December 31, 2005.

Net Income.  Net income for the year ended December 31, 2006 was $48.5 million compared with $14.0 million for the year ended December 31, 2005, an increase of $34.5 million. This increase resulted from the factors described above.

Year Ended December 31, 2005 versus the Year Ended December 31, 2004

Revenues.  Revenues for the year ended December 31, 2005 were $82.4 million compared with $23.8 million for the year ended December 31, 2004, an increase of $58.6 million. The increase in our revenues in 2005 was primarily attributable to an increase in vessel revenue days, which increased from 505 in 2004 to 1,402 in 2005, and to a lesser extent increases in dayrates in the last two quarters of 2005. The increase in vessel revenue days is attributable to the addition of the Superior Endeavour to our fleet in October 2004, which was in service during all of 2005, and to the chartering of more than 10 vessels on a short-term basis during the third and fourth quarters of 2005 in response to strong demand for our services. This demand resulted from increased capital spending by crude oil and natural gas producers, which was spurred by favorable conditions in the crude oil and natural gas markets, and increasing demand for infrastructure repair projects related to hurricanes in 2004 and 2005.

Costs of Revenues.  Costs of revenues for the year ended December 31, 2005 were $41.3 million compared with $14.6 million for the year ended December 31, 2004, an increase of $26.7 million. This increase was due mainly to increases in the number of vessels chartered and third-party equipment rentals, as well as an increase in labor costs and related employee benefits in 2005 as compared to 2004.

Operating Expenses.  Operating expenses for the year ended December 31, 2005 were $19.5 million compared with $6.3 million for the year ended December 31, 2004, an increase of $13.2 million. The increase was due mainly to the addition of personnel and the related increase in salaries, labor costs and related employee benefits, as well as increased insurance costs.

Interest Expense, Net.  Interest expense, net for the year ended December 31, 2005 was $0.7 million compared with $0.2 million for the year ended December 31, 2004, an increase of $0.5 million. The increase was due mainly to an increase in the average principal amount outstanding under our borrowings during 2005 and to a lesser extent to higher interest rates.

Provision for Income Taxes.  Provision for income taxes for the year ended December 31, 2005 was $7.0 million compared with $0.9 million for the year ended December 31, 2004. This increase was due to increased profitability. Our effective tax rate was 33.4% for the year ended December 31, 2005 and 34.4% for the year ended December 31, 2004.

Net Income.  Net income for the year ended December 31, 2005 was $14.0 million compared with $1.7 million for the year ended December 31, 2004, an increase of $12.3 million. This increase was a result of the factors described above.

Liquidity and Capital Resources

Cash Flows

The principal uses of cash in our business have been investment in our assets, particularly for the acquisition of vessels, the subsequent refurbishment and upgrade of newly acquired vessels and the enhancement of our existing vessels, and funding working capital, losses from operations and repayment of debt. Cash to fund the needs of our business has been provided primarily by operations and debt financing.

We had cash and cash equivalents of approximately $2.6 million as of December 31, 2006, a decrease of $0.8 million from December 31, 2005. The primary sources of cash for the year ended December 31, 2006 were $53.3 million provided by operating activities and $5.5 million provided by financing activities. The primary uses of cash for the year ended December 31, 2006 were $53.9 million for capital expenditures and $4.7 million deposited in escrow to secure a letter of credit required for the construction of the Superior Achiever, and

$2.1 million, net to acquire Subtech Diving and Marine in December 2006. Major capital projects during the year ended December 31, 2006 included expenditures for the acquisition of vessels, the subsequent refurbishment and upgrade of acquired vessels, the construction of the Superior Achiever, the enhancement of existing vessels and the acquisition of diving equipment, including equipment relating to saturation diving systems.

As of December 31, 2005, we had cash and cash equivalents of $3.4 million, an increase of $2.9 million from December 31, 2004. The primary sources of cash during the year were $11.1 million provided by operating activities. The primary uses of cash during the year were $14.5 million for capital expenditures. Major capital projects during the year included expenditures on the acquisition of the Superior Endeavour, Gulf Diver IV and Gulf Diver V and refurbishments and upgrades to the Superior Endeavour, as well as the acquisition of diving equipment, including equipment relating to saturation diving systems.

As of December 31, 2004, we had cash and cash equivalents of $0.5 million, an increase of $0.5 million from December 31, 2003. The primary sources of cash during the year were $0.6 million provided by operating activities and $0.1 million from financing activities. The primary uses of cash during the year were $0.2 million for capital expenditures. Major capital projects during the year included expenditures on diving equipment.

Capital Expenditures

We currently intend to spend approximately $102.0 million in 2007 for capital expenditures related to the construction of the Superior Achiever, refurbishments and upgrades to our fleet and other items. In addition, we expect remaining total capital expenditures related to the construction of the Superior Achiever in 2008 to be approximately $32.1 million. We also may pay up to $4.0 million in the third quarter of 2007 in connection with our acquisition of the businesses of Subtech Diving and Marine in December 2006, based on the financial performance of our Subtech subsidiary through June 2007.

From time to time, we may review possible acquisitions of vessels, equipment or businesses, joint ventures, mergers or other business combinations. We may not, however, be successful in our acquisition efforts. If we do complete any such acquisitions, we may make significant capital commitments for such purposes. Any such transactions could involve the payment by us of a substantial amount of cash. We likely would fund the cash portion of such transactions, if any, through cash balances on hand, the incurrence of additional debt, sales of assets, equity interests or other securities or a combination thereof. If we acquire additional vessels, equipment or other assets, we would expect that the ongoing capital expenditures for our company as a whole would increase to maintain our vessels and equipment.

Our ability to fund capital expenditures would be adversely affected if conditions deteriorate in our business or industry, we experience poor results in our operations or we fail to meet covenants under our new credit facility.

Liquidity Needs

We will retain approximately $17.3 million of the proceeds from this offering for capital expenditures, including progress payments relating to the construction of the Superior Achiever and the upgrade and refurbishment of the Gulf Diver IV. In addition, we have posted a cash collateralized letter of credit in favor of the builder of the Superior Achiever for approximately €6.2 million (or approximately $8.0 million), which may be applied to the last progress payment in 2008.

We will have no long-term debt outstanding at the completion of this offering. We have a new senior secured credit facility that provides for $20.0 million in revolving credit loans, $7.0 million of which was outstanding as of March 31, 2007.

We believe that our current cash on hand and our cash flow from operations for the next 12 months, together with availability under our new senior secured credit facility and the net proceeds retained by us from this offering, will be adequate during such period to meet our working capital requirements, to make our planned capital expenditures, to repay our debts as they become due and otherwise to operate our business. Our ability to fund planned capital expenditures and to make payments on our indebtedness in the future will depend on our ability to generate cash, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from further equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale.

Long-Term Debt

Long-term debt outstanding at December 31, 2006, including current maturities, was $13.4 million. Long-term debt outstanding at March 31, 2007, including current maturities, was $117.0 million. We expect to have no long-term debt outstanding upon the completion of this offering. From time to time, we expect to borrow funds on a long-term basis and to consider various financing options.

Senior Secured Term Loan.  In February 2007, we entered into a senior secured term loan with a syndicate of financial institutions led by JPMorgan Chase Bank, N.A., as administrative agent. The senior secured term loan is in an aggregate principal amount of $110.0 million. The senior secured term loan is repayable in five equal quarterly installments of $275,000 beginning June 30, 2007 and in equal quarterly installments of $3.75 million beginning September 30, 2008, with the balance payable in February 2012.

All borrowings under the senior secured term loan bear interest at LIBOR (as adjusted for statutory reserve requirements for eurocurrency liabilities) plus a spread equal to 3.5%.

As of April 2, 2007, approximately $44.0 million of the proceeds from the senior secured term loan is held in a segregated account and will be released periodically as payments under the construction contract for the Superior Achiever:, and for equipment purchases, become due. We expect to use the funds held in this segregated account, together with a portion of the proceeds from this offering, to repay in full the senior secured term loan upon the completion of this offering.

We are currently in compliance with the covenants contained in the agreement governing the senior secured term loan.

Senior Secured Credit Facility.  In February 2007, we entered into a senior secured credit facility with JPMorgan Chase Bank, N.A. The senior secured credit facility provides for $20.0 million in revolving credit loans, which must be repaid by February 2010. The amount from time to time available under the senior secured credit facility may not exceed the sum of up to 85% of our eligible accounts receivable less reserves established by the administrative agent in its permitted discretion, as that term is described in the credit agreement. The senior secured credit facility also includes availability for letters of credit in an amount not to exceed $17.0 million.

The proceeds of the senior secured credit facility may be used for our general corporate purposes, including vessel construction costs and refinancing of certain existing indebtedness.

All borrowings under the senior secured credit facility bear interest, at our option, at either:

•	a base rate equal to the higher of:

–	JPMorgan Chase Bank, N.A.’s prime rate, and

–	the federal funds effective rate plus 0.5%,

plus a spread subject to a performance-based grid, or

•	LIBOR (as adjusted for statutory reserve requirements for eurocurrency liabilities) plus a spread ranging from 1.75% to 2.25%, subject to a performance based grid.

We are obligated to pay the lenders certain fees on the average daily unadvanced portion of the lenders’ loan commitments, and certain fees for issuance of letters of credit.

Borrowings under the senior secured credit facility are subject to mandatory prepayment (1) with the proceeds of any asset sales, (2) with the proceeds of any sales of our equity securities other than as contemplated by this prospectus, (3) with the proceeds from certain debt issuances, and (4) with any insurance proceeds received in excess of $0.5 million with respect to the collateral, subject, in each case, to certain exceptions.

The senior secured credit facility is secured by (1) a perfected first priority lien on our accounts receivable and inventory, and (2) a perfected second priority lien on all of our assets, other than accounts receivable and inventory.

The agreement governing the senior secured credit facility contains covenants that include, among others:

•	the maintenance of a ratio of EBITDA minus the unfinanced portion of capital expenditures to fixed charges of at least 1.2 to 1.0;

•	restrictions on incurring indebtedness, including certain capital lease, guarantee and charter obligations;

•	restrictions on incurring liens on certain of our property and the property of our subsidiaries;

•	restrictions on selling assets or inventory outside the ordinary course of business;

•	prohibitions on entering into sale and leaseback transactions; and

•	restrictions on transactions with affiliates and materially changing our business.

The senior secured credit facility also includes customary events of default, which include our failure to make a payment in respect of certain indebtedness other than the senior secured credit facility in excess of $2.5 million, or the occurrence of an event resulting in the acceleration of such indebtedness. If a default occurs and is continuing, we may be required to repay all amounts outstanding under the senior secured credit facility. We are currently in compliance with the covenants contained in the agreement governing the senior secured credit facility.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2006:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations(1)	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(dollars in thousands)

Long-term debt obligations, including current maturities(2)(3)	$13,368	$3,608	$5,098	$4,662	$—
Line of credit obligations(2)	4,218	4,218	—	—	—
Interest on long-term debt, including current maturities, and line of credit obligations(2)	2,474	1,077	1,195	202	—
Vessel construction obligations(4)	103,001	54,895	48,106	—	—
Vessel charter obligations	62,199	33,555	28,644	—	—
Operating lease obligations	2,863	920	1,921	22	—
Purchase obligations	12,741	12,741	—	—	—

Total	$200,864	$111,014	$84,964	$4,886	$—

(1)	This table does not include up to $4.0 million that we may pay in the third quarter of 2007 in connection with our acquisition of the businesses of Subtech Diving and Marine in December 2006, based on the financial performance of our Subtech subsidiary through June 2007.

(2)	These amounts do not reflect our obligations under our $110.0 million senior secured term loan facility described above in “ — Long-Term Debt — Senior Secured Term Loan.” We used a portion of the proceeds from the senior secured term loan to repay our notes payable and line of credit and the interest relating thereto and to establish a cash collateral account of $64.7 million ($44.0 million as of April 2, 2007). We will use a portion of the net proceeds we receive from this offering to repay our senior secured term loan. As a result, we will have no long-term debt outstanding immediately following the completion of this offering.

(3)	These amounts do not include interest.

(4)	These amounts represent our obligations relating to the construction of the Superior Achiever as of December 31, 2006. The total estimated future cost of the vessel, including equipment, as of March 31, 2007 is expected to be approximately $77.3 million. The total estimated construction cost, including equipment and change orders made to date, is expected to be approximately $124.4 million. We also may expend significant additional capital, currently estimated at up to $10.0 million, to enable the vessel to perform most full-field development services, including deepwater small-diameter pipelay and umbilical installation.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. We adopted SFAS 123R on January 1, 2006. Under SFAS 123R, we will use the Black-Scholes fair value model for valuing share-based payments and will recognize compensation cost on a straight-line basis over the respective vesting period. We selected the modified-prospective method of adoption, which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in 2006 as the requisite service is rendered. In addition to the compensation cost recognition requirements, SFAS 123R also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which was required under SFAS No. 95, Statement of Cash Flows. Historically, we have not granted stock options or restricted stock to our employees. However, prior to the completion of this offering, we intend to grant stock options and shares of restricted stock to certain of our executive officers, employees and directors. Accordingly, we will begin recording a significant amount of compensation expense for unvested stock options and restricted stock beginning in the first quarter of 2007. For more information regarding stock-based awards and our 2007 stock incentive plan, please read “— Accounting for Share-Based Payments,” “Compensation Discussion and Analysis — Grants of Plan-Based Awards” and “Compensation Discussion and Analysis — 2007 Stock Incentive Plan.”

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Tax Uncertainties (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006, with early application permitted if no interim financial statements have been issued. The application of FIN 48 is not expected to have a significant impact on our financial statements.

In September 2006, the SEC adopted Staff Accounting Bulletin No. 108 (“SAB 108”), which expresses the SEC staff’s views on the process of quantifying financial statement misstatements. SAB 108 requires that registrants consider evaluating errors under both the “rollover” and “iron curtain” approaches to determine if such errors are material, thus constituting a restatement to prior period financial statements. SAB 108 was effective for fiscal years ending on or after November 15, 2006 and allows an issuer to avoid restating prior period financial statements for any errors governed by SAB 108 if the issuer properly discloses such errors in its financial statement during the period of adoption. We adopted this new standard as of December 31, 2006, and the adoption of this SAB did not have an impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the requirements of this new standard and have not concluded our analysis on the impact of its adoption on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the requirements of this new standard and any impact of its adoption on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

As of December 31, 2006, the interest rate for the $6.5 million under our notes payable with variable interest rates was 9.04%, and the interest rate for the $4.2 million outstanding under our line of credit was 7.25%. We entered into an interest rate swap agreement on April 12, 2005 that matures in April 2010. The interest rate swap converts $5.5 million of variable rate debt to 7.25% fixed rate debt. A hypothetical 100-basis point increase in the average interest rate on our variable rate debt would increase our annual interest expense by approximately $57,647.

In February 2007, we entered into a five-year, $110.0 million senior secured term loan, a portion of the proceeds from which were used to repay all of our outstanding notes payable, which bears interest at a variable rate as discussed above in “ — Liquidity — Long-Term Debt — Senior Secured Term Loan.” As of March 31, 2007, the interest rate on our senior secured term loan was 8.82%. A hypothetical 100-basis point increase in the interest rate on our senior secured term loan would increase our annual interest payments by approximately $1.1 million.

In February 2007, we entered into a senior secured credit facility, which bears interest at a variable rate as discussed above in “ — Liquidity — Long-Term Debt — Senior Secured Credit Facility.” As of March 31, 2007, the interest rate on borrowings outstanding under our senior secured credit facility was 8.25%. A hypothetical 100-basis point increase in the interest rate on borrowings outstanding under our senior secured credit facility would increase our annual interest payments by approximately $70,000.

After giving effect to the completion of the offering and the repayment of our senior secured term loan and senior secured credit facility using the net proceeds of the offering, we will not have any outstanding variable rate debt.

Payments under our contract for the construction of the Superior Achiever are denominated in Euros. In November 2006, we entered into a hedging transaction with the purpose and effect of capping the exchange rate, at 1.2975 U.S. dollars to 1 Euro, on approximately $72.1 million of payments relating to the construction of the Superior Achiever through June 2008 (excluding equipment purchases). Nevertheless, we may still be subject to the risk of fluctuations in currency exchange rates with respect to any Euro-denominated payments relating to change orders under the newbuild construction contract or equipment purchased for the Superior Achiever.

BUSINESS

Our Company

We are a leading provider of subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries on the outer continental shelf of the Gulf of Mexico. Our subsea construction services include installation, upgrading and decommissioning of pipelines and production infrastructure, and our commercial diving services include recurring inspection, maintenance and repair services as well as support services for subsea construction and salvage operations. The versatility of our specialized fleet in combination with our experienced, highly trained diving personnel enables us to provide a comprehensive range of services to our customers at every stage of a crude oil or natural gas well’s life cycle. We perform our services in both surface and saturation diving modes in water depths of up to 1,000 feet. We also operate a fabrication business that supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis.

Our track record has allowed us to develop a strong and loyal customer base and to capitalize on the increased demand for subsea construction and commercial diving services in our core market. The demand for our services has been driven by strong exploration and production capital spending levels, which are the result of favorable conditions in the crude oil and natural gas markets, and a substantial increase in construction, repair and salvage work following hurricanes in the Gulf of Mexico in 2004 and 2005. According to Spears & Associates, annual U.S. offshore drilling and completion spending has increased from $8.5 billion in 2000 to an estimated $14.2 billion in 2007, representing a compound annual growth rate of 10.8%. Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the Gulf of Mexico.

We believe that we have one of the largest workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico, with approximately 665 diving and marine personnel, including approximately 315 contract personnel, as of March 7, 2007. Our divers provide surface and saturation diving services from our specialized vessels, or may be contracted to provide these services and technical expertise to our customers’ vessels.

Our fleet currently consists of four dynamically positioned, or DP, vessels and five four-point vessels. We also provide saturation diving services and technical resources on a contract basis to the Toisa Proteus, a DP vessel owned and operated by a third party, and have entered into a contract for the construction of the Superior Achiever, a 430-foot, DP III deepwater construction and dive support vessel, which we expect to place in service in the second half of 2008. DP and four-point vessels allow for the provision of a wider range of services than vessels with lesser technical capabilities, including subsea construction and repair work. In addition, these vessels can provide services in areas not located near existing infrastructure. DP vessels also allow for operations where mooring or anchoring is not feasible due to water depth, harsh conditions or congestion on the sea floor. All of our vessels are specifically equipped to provide a comprehensive range of services efficiently and reliably to our customers, resulting in higher dayrates, utilization rates and revenues per vessel. For example, all of our DP vessels are equipped with moon pool deployment capabilities and have sophisticated positioning and reference systems that allow each vessel the flexibility to operate in both saturation diving and remotely operated vehicle, or ROV, modes. In addition, following ongoing upgrades to the Superior Endeavour, three of our DP vessels will be equipped with hyperbaric rescue chambers and multi-chamber saturation diving systems that allow divers to work simultaneously at different depths in up to 1,000 feet of water. In addition, we own and operate one portable saturation diving system and are currently building two additional portable systems, which may be utilized on our own vessels and on third-party vessels along with our diving personnel.

Our fabrication business supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis. In addition to supporting our core business, we design and manufacture crude oil and natural gas processing equipment, structural components and process piping for sale to our customers. We also offer work crews that provide topside offshore services, including platform restoration, riser installation, equipment hookup, structural repair and installation and platform maintenance. Our primary fabrication facility consists of 82,000 square feet of work space located on approximately 7.5 acres in Amelia, Louisiana, and employs approximately 100 personnel.

We have grown our business by expanding our fleet to capitalize on strong market conditions in our core market and are expanding our operations into the deepwater Gulf of Mexico as well as select international markets. We have placed the Gulmar Falcon, the Gulf Diver V, the Gulf Diver VI, the American Salvor and the Adams Surveyor in service since the beginning of 2006, and we expect to place the Gulmar Condor in service in the second quarter of 2007 and the Superior Achiever in service in the second half of 2008. In addition, we recently purchased two newbuild work class ROVs and leased a third newbuild work class ROV under an agreement that grants to us an option to buy that ROV. Two of these ROVs became available for service in March 2007, and we expect to place the third ROV in service in the second quarter of 2007. These ROVs will be used in place of diving personnel to provide services in water depths up to 10,000 feet. The Superior Endeavour currently is undergoing scheduled upgrades, including the installation of a 50-ton crane and other equipment, that will allow the vessel to provide deepwater subsea construction support. The Superior Achiever, these ROVs and the upgrades to the Superior Endeavour will enable us to provide services in water depths up to 10,000 feet, operate in a broader range of regions and expand the breadth of services we offer to include subsea tree installation and tie backs. In addition, we may elect to purchase additional equipment for installation on the Superior Achiever that would enable it to provide most full-field development services, including deepwater small-diameter pipelay and umbilical installation. In December 2006, we began expanding our operations internationally by acquiring the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses of South Africa-based Subtech Diving and Marine.

We have experienced significant revenue growth over the last two years. This growth has resulted primarily from expanding our capacity by acquiring vessels, chartering vessels on both a short- and long-term basis and hiring diving and marine personnel during a period of increased demand for subsea construction and commercial diving services. During the same period, by virtue of our vessel acquisitions and charters, we have broadened the scope of the services we provide to include higher-margin subsea construction services. In the fiscal year ended December 31, 2006, we had revenues of $243.4 million and net income of $48.5 million compared with revenues of $82.4 million and net income of $14.0 million in the fiscal year ended December 31, 2005.

Industry Trends

Current business conditions are strong, and we believe the outlook for our business remains favorable based on the following industry trends:

Increased offshore capital spending by crude oil and natural gas producers

Increased worldwide demand for energy and resulting high commodity prices have enabled crude oil and natural gas producers to increase significantly their spending on drilling and completions. According to Spears & Associates, Inc., annual U.S. offshore drilling and completion spending has increased from $8.5 billion in 2000 to $14.2 billion in 2005, representing a compound annual growth rate of 10.8%, and is expected to increase at a compound annual growth rate of 6.4% between 2005 and 2010, reaching $19.4 billion in 2010. On the outer continental shelf of the Gulf of Mexico, the growth in spending has been driven in part by smaller independent producers, which have aggressively acquired offshore properties and invested more heavily than previous operators to improve production. Additionally, several of the larger crude oil and natural gas companies are actively pursuing deep-shelf drilling projects (15,000 feet or more below the mudline in water depths up to 1,000 feet). The amount of drilling and completion spending in offshore regions generally has served as a leading indicator of demand for subsea construction and commercial diving services.

Significant demand for infrastructure repair projects in the U.S. Gulf of Mexico

Currently, demand for our services in the U.S. Gulf of Mexico is at a high level as a result of the damage to subsea pipelines and production platforms caused by Hurricane Ivan in 2004 and Hurricanes

Katrina and Rita in 2005. In May 2006, the MMS reported that over 450 pipelines were damaged and 113 platforms destroyed by Hurricanes Katrina and Rita. Hurricane-related repair projects include platform and pipeline assessments, repairs, salvage, tie backs of existing wells, well remediation and plugging and abandonment services. Due to the shortage of available diving personnel and equipment capable of performing these services, we anticipate that hurricane-related repair projects will continue for the next several years.

Aging production infrastructure in the U.S. Gulf of Mexico

According to the MMS, there are nearly 4,000 crude oil and natural gas production platforms in the U.S. Gulf of Mexico, of which approximately 60% are more than 15 years old. Virtually all of the older platforms in the U.S. Gulf of Mexico lie in water depths of 1,000 feet or less. These structures generally are subject to extensive periodic inspections and require frequent maintenance as mandated by various regulatory agencies. In addition to routine maintenance, the MMS requires detailed inspections of each production platform at least once every five years. As the age of the offshore infrastructure in the U.S. Gulf of Mexico increases, we anticipate that demand for inspection and repair services and platform and pipeline decommissioning projects will continue to increase.

Installation Date of Production Platforms in the
U.S. Gulf of Mexico in Water Depths of Less Than 1,000’

Source: U.S. Department of the Interior, Minerals Management Service (March 2007).

Increasing subsea development work

In recent years, innovations in subsea completion and development technologies have made smaller offshore discoveries economically viable. Historically, the significant investment in production facilities and infrastructure required to develop and produce offshore reserves could be justified only for larger discoveries. Technological advancements in the industry have enabled crude oil and natural gas producers to develop smaller discoveries more economically using subsea completions with tie backs to existing infrastructure. According to Quest Offshore Resources, Inc., North American subsea production capital spending has increased from $191.6 million in 2000 to $397.8 million in 2005, representing a compound annual growth rate of 15.7%, and is expected to grow at a compound annual growth rate of 43.0% from 2005 through 2008, reaching $1.2 billion in 2008. We also expect subsea development to become more prevalent on the outer continental shelf of the Gulf of Mexico as producers elect to replace structures toppled by recent hurricanes with subsea production systems.

Increasing deepwater activity

Crude oil and natural gas producers are increasingly focusing their efforts on more remote deepwater areas where geological formations have historically been less explored. Driven by technological innovations and an improved commodity price environment, deepwater activity has increased significantly in recent years. According to Douglas-Westwood Ltd., global spending in water depths greater than 500 meters has increased from $8.6 billion in 2002 to $14.7 billion in 2005, representing a compound annual growth rate of 19.6%, and is projected to grow by a compound annual growth rate of 9.2% from 2005 through 2010, reaching $22.8 billion in 2010.

Rising international offshore activity

Many crude oil and natural gas producers have significant operations in international offshore regions with large untapped reserves, such as Southeast Asia, West Africa and the Middle East. In many international markets, significant production infrastructure work is required to develop new crude oil and natural gas discoveries. According to Spears & Associates, Inc., international offshore drilling and completion spending accounts for 70% of worldwide offshore drilling and completion spending and has increased from $20.9 billion in 2000 to an estimated $36.7 billion in 2006, representing a compound annual growth rate of 9.8%, and is expected to increase by a compound annual growth rate of 9.7% between 2006 and 2009, reaching $48.4 billion in 2009.

International Offshore Drilling and Completion Spending

Source:	Spears & Associates, Drilling and Production Outlook (December 2006). International figures exclude Canada, China and the Commonwealth of Independent States.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Large, highly trained and experienced diving workforce

We believe that we have one of the largest, most highly trained and experienced workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico. Our specialized fleet of vessels, our dedication to safety, our employee-friendly culture and our ability to provide opportunities for advancement within our organization enable us to attract and retain high-quality diving personnel. Our ability to attract and retain experienced diving personnel has played an important role in our business. The availability of experienced divers is a significant factor currently limiting competition in the U.S. Gulf of Mexico.

Highly specialized fleet

Our fleet of vessels is equipped specifically to perform a broad array of subsea construction and commercial diving services. We refurbish and upgrade each vessel that we purchase, and to the extent possible, augment each newly acquired vessel with technically advanced diving equipment to improve overall diving functionality. These upgrades, coupled with our ongoing maintenance program, enable us to provide a comprehensive range of services efficiently and reliably to our customers, resulting in higher dayrates, utilization rates and revenues per vessel.

Strong customer relationships

Our customer base includes a broad range of integrated energy, independent exploration and production and gathering and transmission companies, including most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the Gulf of Mexico. In addition, our customer base also includes a broad range of domestic and international deepwater construction contractors. Our ability to consistently provide high-quality, safe and reliable services has allowed us to develop a strong and loyal customer base. As our customers typically operate both on the outer continental shelf and in the deepwater of the U.S. Gulf of Mexico, we believe these relationships and our track record with these customers will benefit us as we pursue additional opportunities in the deepwater.

Experienced management team aligned with stockholders

Our senior management team, project managers and sales personnel have extensive experience in the subsea construction and commercial diving businesses in the U.S. Gulf of Mexico. Louis E. Schaefer, Jr., our founder and Chairman of the Board, has over 40 years of experience in the commercial diving industry, and James J. Mermis, our President and Chief Executive Officer, has over 30 years of experience in the offshore energy services industry. This experience has enabled us to build long-standing relationships with many of our customers and helps us attract and retain high-quality diving personnel. Our management also has a proven track record of growing our business through the acquisition of vessels and the expansion of our services. As a result of management’s beneficial ownership of nearly 64.8% of our common stock following this offering (or 59.7% if the underwriters exercise the overallotment option in full), we believe that our management’s interests will be aligned with those of our stockholders.

Our Strategies

Our goal is to enhance our strong market position on the outer continental shelf of the Gulf of Mexico and to pursue deepwater and international growth opportunities. We intend to employ the following strategies to achieve our goal:

Capitalize on strong market conditions in the U.S. Gulf of Mexico

We intend to continue capitalizing on the strong demand for our services related to increased crude oil and natural gas exploration and production activity and hurricane-related damage to pipelines and platforms in the U.S. Gulf of Mexico. Hurricane-related repair projects are expected to provide significant work for the subsea construction and commercial diving industry for the next several years.

Expand our deepwater capabilities

As demand for subsea construction services in the deepwater U.S. Gulf of Mexico continues to increase, we intend to expand our deepwater service capabilities in order to capitalize on business opportunities in this market. With the addition of two new work class ROVs in March 2007 and a third in the second quarter of 2007, we believe we are well-positioned to pursue subsea construction projects in the deepwater U.S. Gulf of Mexico. We recently were awarded contracts to perform subsea construction services using ROVs in water depths ranging from 2,300 to 6,000 feet. Our deepwater capabilities will expand further following the refurbishment and upgrade of the Superior Endeavour, which is expected to be completed in the second quarter of 2007. In addition, we have entered into a contract for the construction of the Superior Achiever, which we expect to place in service in the second half of 2008. This vessel will provide a platform for deepwater projects and will position us well to benefit from the expected growth in this area. We may elect to purchase additional equipment for installation on the Superior Achiever that would enable it to provide most full-field development services, including deepwater small-diameter pipelay and umbilical installation.

Expand breadth of services in core market

We have placed the Gulmar Falcon, the Gulf Diver V, the Gulf Diver VI, the American Salvor, the Adams Surveyor and two ROVs in service since the beginning of 2006, and we expect to place the Gulmar Condor in service in the second quarter of 2007. Our addition of a 50-ton crane to the Superior Endeavour will enable us to further expand our services beginning in the second quarter of 2007. We expect to continue to identify and pursue joint venture and partnership opportunities that expand the services we offer on the outer continental shelf of the Gulf of Mexico.

Pursue international growth opportunities

We intend to selectively pursue growth opportunities, including acquisitions of complementary assets or companies that provide us a business platform in attractive international markets. For example, our recent acquisition of South Africa-based Subtech Diving and Marine will enhance our ability to provide services in international locations. We believe that developing a global presence would allow us to pursue opportunities with the highest returns at a given time. Moreover, we believe that the Superior Achiever will position us to expand internationally.

Expand fabrication capabilities

We intend to expand our fabrication capabilities in order to provide for in-house manufacturing of larger equipment and systems, enabling us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis. These expanded capabilities also would allow us to offer more services and products to our fabrication customers.

Our Fleet

We currently provide our services through a specialized fleet of vessels, including four DP vessels and five four-point vessels. We upgrade and refurbish each vessel that we acquire to specifically equip it to provide subsea construction and commercial diving services safely and efficiently. Thereafter, our vessels typically require one regulatory mandated drydocking every 30 months for inspections and certification and one major drydocking for refurbishment and upgrades every five years.

DP Vessels

The following table contains information regarding the DP vessels in our fleet as of March 31, 2007:

				Year	Date
				Purchased	Placed in		Clear Deck		Moon Pool		Crane
		Own/		or Chartered	Service by	Length	Space	Accom-	Launch/		Capacity
	Flag	Charter		by Superior	Superior	(feet)(1)	(sq. feet)	modations	SAT Diving		(tons)

Superior Endeavour	Vanuatu	Own		2004 (2)	10/2004	265	8,600	61	Yes	(3)	45 (3)
Gulmar Falcon	Panama	Charter	(4)	2006	4/2006	220	9,235	73	Yes	(5)	30
Gulmar Condor	Panama	Charter	(6)	2006	—	341	10,764	128	Yes	(5)	45 (7)
Adams Surveyor	Bahrain	Charter	(8)	2007	3/2007	228	5,084	54	No	(9)	45

(1)	We measure the length of each vessel from the tip of the bow to the farthest point on the stern. Other companies or regulatory bodies may measure vessel length differently than we do.

(2)	We chartered this vessel beginning in October 2004 and purchased this vessel in April 2005.

(3)	We placed this vessel in the shipyard in February 2007 for scheduled upgrades and expect to place this vessel back in service in the second quarter of 2007. Following these upgrades, the Superior Endeavour will be equipped with a 50-ton crane, a 12-man saturation diving system and a hyperbaric rescue chamber.

(4)	This charter expires in March 2008, subject to options to extend the charter for up to two additional six-month periods.

(5)	This vessel has a hyperbaric rescue chamber.

(6)	This charter expires in March 2009, subject to options to extend the charter for up to two additional six-month periods. We expect to place this vessel in service in the second quarter of 2007.

(7)	This vessel also will be equipped with a 120-ton/70-ton heave-compensated crane following scheduled upgrades.

(8)	This charter expires in February 2008, subject to options to extend the charter for up to two additional six-month periods.

(9)	This vessel does not currently have a saturation diving system, but has positioning and reference systems that allow the operation of either a saturation diving system or ROVs.

DP vessels employ thrusters in conjunction with satellite-based positioning and other positioning technologies to enable them to maintain a constant position and heading without the use of anchors. This system facilitates operations where mooring or anchoring is not feasible due to water depth, harsh conditions or congestion on the sea floor. DP vessels are not restricted to operating only during daylight hours, which allows us to work on projects 24 hours a day. These vessels are utilized for a variety of subsea construction services, including pipeline or flowline tie-ins, pipeline crossings and subsea tree installations and inspections. Each of our DP vessels has redundant capability, in that it has two independent computer systems that allow the vessel to continue to operate if a single fault occurs in one of the systems. Although some marine operations do not require redundancy, other operations involving a more significant risk of damage or injury necessitate the employment of redundant systems. DP vessels with single redundancy, or DP II vessels, may be employed in most locations around the world, with the exception of Norway, which requires vessels to have at least double redundancy, or DP III. Each of the Superior Endeavour and the Gulmar Falcon is equipped with a saturation diving system, allowing us to provide our services in water depths of up to 1,000 feet. We also expect to install a portable saturation diving system on the Gulmar Condor prior to placing that vessel in service in the second quarter of 2007. As a result of the capabilities of our DP vessel fleet, we are able to charge higher dayrates than would be possible on non-DP vessels.

Superior Endeavour.  We acquired the Superior Endeavour in 2005 after having chartered this vessel since October 2004. The Superior Endeavour is a 265-foot, DP II vessel outfitted with a 45-ton capacity crane. This vessel has a clear deck space of 8,600 square feet and is currently outfitted with a six-man portable saturation diving system rated for water depths of up to 1,000 feet. This vessel also utilizes moon pool deployment, which is an opening in the center of the bottom of the vessel that allows the saturation diving system to be deployed more safely in adverse weather conditions. Following ongoing upgrades scheduled to be completed in the second quarter of 2007, the Superior Endeavour will be equipped with a 50-ton capacity crane, a 12-man saturation diving system and a hyperbaric rescue chamber, which is an additional chamber connected to the saturation diving system that acts as a floating pressurized lifeboat in the event of a vessel emergency. These upgrades will allow the vessel to perform higher-margin deepwater subsea construction support services in water depths greater than 1,000 feet.

Gulmar Falcon.  We began chartering the Gulmar Falcon in April 2006. The Gulmar Falcon is a 220-foot, DP II vessel outfitted with a 30-ton capacity crane, moon pool deployment capability and a hyperbaric rescue chamber. This vessel has a clear deck space of 9,235 square feet and includes a 12-man saturation diving system rated for water depths of up to 1,000 feet. The term of the charter expires in March

2008. We have the option to extend the charter for up to two additional six-month periods at the then-current market rate, which is not subject to a cap. The charter includes captain and crewing of the vessel.

Gulmar Condor.  We entered into a charter agreement for the Gulmar Condor in October 2006 and expect to place this vessel in service in the second quarter of 2007. The Gulmar Condor is a 341-foot, DP II vessel outfitted with a 45-ton capacity crane and moon pool deployment capability. This vessel has clear deck space of 10,764 square feet and will be equipped with a portable saturation diving system and hyperbaric rescue chamber rated for water depths of up to 1,000 feet. The term of the charter expires in March 2009. We have the option to extend the charter for up to two additional six-month periods. The charter includes captain and crewing of the vessel.

Adams Surveyor.  We entered into a charter agreement for the Adams Surveyor in February 2007 and placed this vessel in service in March 2007. The Adams Surveyor is a 228-foot, DP II vessel outfitted with a 45-ton capacity crane and moon pool deployment capability. This vessel has clear deck space of 5,084 square feet. In addition, the Adams Surveyor is capable of supporting ROV operations in water depths in excess of 1,000 feet. The term of the charter expires in February 2008. We have the option to extend the charter for up to two additional six-month periods. The charter includes captain and crewing of the vessel.

Third-Party Vessels.  We provide diving resources and technical expertise to vessels owned or chartered by third parties, which typically are companies that prefer to own the vessel but do not have the diving resources or technical expertise necessary to perform the subsea construction projects that they wish to undertake. We began providing diving personnel and technical expertise to the Toisa Proteus in June 2006 pursuant to an agreement that expires in May 2007, subject to termination by the owner on 30 days notice. The Toisa Proteus is a 432-foot, DP II vessel outfitted with a 441-ton capacity crane, moon pool deployment capability and a hyperbaric rescue chamber. This vessel has a clear deck space of 20,451 square feet and includes a 12-man saturation diving system rated for water depths of up to 1,000 feet.

Four-Point Vessels

The following table contains information regarding the four-point vessels in our fleet as of March 31, 2007.

			Year	Date
			Purchased	Placed in		Clear Deck		Crane
		Own/	or Chartered	Service by	Length	Space	Accom-	Capacity
	Flag	Charter	by Superior	Superior	(feet)(1)	(sq. feet)	modations	(tons)

Gulf Diver III	U.S.	Own	2003	9/2003	165	1,034	36	10
Gulf Diver IV (2)	U.S.	Own	2005	—	168	2,880	43	15
Gulf Diver V	U.S.	Own	2005	3/2006	180	3,330	23	15
Gulf Diver VI	U.S.	Own	2006	9/2006	166	2,890	38	15
American Salvor	U.S.	Charter(3)	2006	1/2007	213	6,979	49	35

(1)	We measure the length of each vessel from the tip of the bow to the farthest point on the stern. Other companies or regulatory bodies may measure vessel length differently than we do.

(2)	This vessel has been in the shipyard for upgrade and refurbishment since we acquired it in December 2005. We expect to place this vessel in service by the end of 2007.

(3)	This charter expires in May 2007, subject to options to extend the charter for up to an additional nine months.

Our four-point vessels remain in place above a subsea construction site through the use of four anchors, two each at the bow and stern. Four-point vessels generally are used in shallower water depths in areas not located near existing platforms. Regulations also require providers of commercial dividing services to use anchored or DP vessels in water depths exceeding 220 feet. Four-point vessels allow us to perform a wider range of services than vessels with lesser technical capabilities can, including subsea construction and repair work. In addition, four-point vessels are not restricted to operating only during daylight hours, which allows us to work on projects 24 hours a day. As a result of the capabilities of our four-point vessel fleet, we are able to charge higher dayrates than would be possible on non-four-point, non-DP vessels.

In addition, we regularly seek to charter vessels or provide services to third-party vessels on a short-term basis during periods of high demand for our subsea construction and commercial diving services. For example, in the third and fourth quarters of 2005, short-term charters accounted for 818 vessel revenue days as a result of increased demand for our services following Hurricanes Katrina and Rita. In 2006, short-term charters accounted for 1,377 vessel revenue days. Vessels chartered on a short-term basis include four-point vessels, liftboats, inspection vessels and various other dive support vessels.

Diving Systems and ROVs

We provide subsea construction and commercial diving services in either surface diving or saturation diving modes. For projects with short-duration bottom times in water depths up to 300 feet, surface divers may be used employing traditional techniques of surface-supplied air and gas, without the use of a specialized chamber. Traditionally, surface divers utilize compressed air in water depths of up to 170 feet and mixed gas in water depths of between 170 feet and 300 feet. We are currently converting to the use of nitrox, a gas mixture of nitrogen and oxygen, for dives of up to approximately 90 feet. We believe that the use of nitrox will provide significant benefits, including longer bottom time durations and significantly less decompression time. For projects involving dives in water depths of between 300 and 1,000 feet, or with long-duration bottom times, saturation diving systems, which maintain an environment for the divers at the subsea water pressure at which they are working, are a safer and more efficient option. Saturation diving allows divers to make repeated dives without decompressing, thereby reducing the time necessary to complete the job and reducing the risks associated with frequent decompression. Projects in water depths exceeding 1,000 feet require the use of ROVs, which are robotic vehicles used to accomplish tasks beyond the capability of manned diving operations. We have purchased one newbuild work class ROV and leased a second, which we placed in service in March 2007. In addition, we have purchased a third work class ROV that we expect to place in service in the second quarter of 2007. From time to time, we plan to pursue the acquisition of additional ROVs to provide our services in a broader range of regions and water depths.

Each of the Superior Endeavour and the Gulmar Falcon is equipped with a built-in saturation diving system. Portable saturation diving systems may be moved from vessel to vessel, including to vessels owned by third parties, which provides us with additional flexibility to meet our customers’ needs. We are currently building one portable saturation diving system and refurbishing our existing portable saturation diving system. We expect to place these systems in service in the second quarter of 2007. In addition, we are building a portable saturation diving system that we expect to place on board the Superior Achiever. Following these projects, we will own a total of three portable saturation diving systems and one fixed saturation diving system, as well as having access to the fixed saturation diving system on board the Gulmar Falcon. These additional saturation diving systems will allow us to provide an even broader range of services and pursue additional work in water depths between 300 and 1,000 feet, enabling us to deploy our workforce to projects with the highest margin potential. Our existing portable saturation diving system, following scheduled upgrades, and each of our new systems, when completed, will include a hyperbaric rescue chamber. We expect to install one of our portable saturation diving systems on the Gulmar Condor prior to placing that vessel in service in the second quarter of 2007.

Superior Achiever

In September 2006, we entered into a contract with Merwede Shipyard Nieuwbouw BV in the Netherlands for the construction of the Superior Achiever, a 430-foot, DP III, deepwater construction and dive support vessel that we expect will enter into service in the second half of 2008, at a cost of up to approximately €62.0 million (or approximately $80.0 million based on current exchange rates at the time of payment of the initial commitment fee and the first installment payment and reflecting the exchange rate of $1.2975 to €1 set forth in our currency hedging agreement relating to the remaining installments). The total construction cost, including equipment and change orders made to date, is expected to be approximately $124.4 million based on the applicable exchange rates, as described above. This vessel will provide us with the capability to undertake a broad range of higher-margin projects, such as subsea tree installation and tie backs. In addition, we may elect to purchase and install additional equipment on the vessel, currently estimated to cost up to $10.0 million, that would enable it to perform most full-field development services, including deepwater small-diameter pipelay and umbilical installation. This vessel, which will enable us to provide subsea construction, commercial diving and ROV services in water depths of up to 10,000 feet, will be outfitted with a 300-ton heave-compensated abandonment and recovery winch, a 140-ton heave-compensated crane and a 160-ton crane. The vessel will have both a diving moon pool and working moon pool and will be equipped with a 12-man, 1,000-foot rated, multichambered saturation diving system with hyperbaric rescue chamber, with the ability to support a 24-man, twin-bell system. Payments on the vessel will be made in installments upon the completion of specified construction benchmarks. To date, we have paid the shipbuilder €31.9 million (or approximately $41.6 million) and equipment vendors approximately $5.5 million. In addition, we have posted a cash collateralized letter of credit in favor of the shipbuilder for approximately €6.2 million (or approximately $8.0 million).

Fabrication Business

Our fabrication business supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis. In addition to supporting our core business, we design and manufacture crude oil and natural gas processing equipment, structural components and process piping for sale to our customers. Our primary fabrication facility consists of 82,000 square feet of work space located on approximately 7.5 acres in Amelia, Louisiana, and employs approximately 100 personnel. This multi-purpose facility includes an approximate 20,000-square foot materials warehouse, a 15,000-square foot concrete assembly area, a 6,150-square foot fabrication shop and a 1,950-square foot safety training center. Our facility is certified by the American Society of Mechanical Engineers, which requires us to meet rigorous provisions regarding the manufacture of equipment. Our fabrication personnel are highly qualified and include certified pipe, structural and vessel welders, certified crane operators, certified riggers, fitters, blasters, painters, project managers and safety personnel.

Our onshore fabrication capabilities include custom engineered products such as crude oil and natural gas separation packages, glycol dehydration packages, direct fired heater packages, electrostatic treater packages, pig launchers and receivers, manifolds, fuel gas treatment packages, water skimmers, vent scrubbers and other types of oil and gas process packages. Our structural component fabrication capabilities include small helidecks, pancake skids and extension decks for offshore platforms. Our fabrication business also offers work crews that provide offshore services, including platform restoration, riser installation, equipment hookup, structural repair and installation and platform maintenance. We intend to expand our fabrication capabilities in order to provide for in-house manufacturing of larger equipment and systems, enabling us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis. For example, although our fabrication business currently provides a portion of the gas supply we utilize for mixed gas diving, we intend to expand this capacity to a volume sufficient to supply the majority of our mixed gas requirements. This capability will allow us to reduce our supply costs and our reliance on third-party vendors for a critical product.

Subtech Diving and Marine

In December 2006, we acquired the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses of South Africa-based Subtech Diving and Marine, an international provider of commercial diving services to the crude oil and natural gas industry, for $3.8 million. In addition, we may pay up to an additional $4.0 million in the third quarter of 2007 based on the financial performance of our Subtech subsidiary through June 2007. Prior to the acquisition, Subtech Diving and Marine had been providing us with contract diving personnel since late 2005. Our Subtech subsidiary primarily provides support for construction and salvage operations in both inshore and offshore subsea locations, and currently operates in South Africa, Madagascar, Mauritius, Mozambique, Oman and Qatar. We believe that the acquisition of Subtech Diving and Marine will enhance our ability to provide services in international locations.

Contracts

Contracts for work in the U.S. Gulf of Mexico typically are awarded on a competitive bid basis, with customers usually requesting bids on projects one to three months prior to commencement. Contract terms vary depending on the services required and often are determined through negotiation. Most of our contracts can be categorized as either dayrate or fixed-price contracts. None of our contracts has a term of more than one year.

In 2005 and 2006, all of our services were performed pursuant to dayrate contracts. Under a dayrate contract, we are paid a daily rate, which consists of a base rate for our vessel and crews as well as cost reimbursements for materials and ancillary activities, for so long as we provide our services. A dayrate contract generally extends over a period of time covering a particular project. Our dayrates are determined by prevailing market rates, vessel availability and historical rates paid by the specific customer. Due to lower activity and rougher seas, dayrates typically increase the farther into the western U.S. Gulf of Mexico a project is situated.

Historically, subsea construction projects have been performed on a fixed-price basis. Although we are not currently working pursuant to any fixed-price contracts, from time to time, particularly in periods of lower activity, we may enter into contracts that define the services that we will provide for an agreed-upon fixed price and certain cost protections. Additional work, which is subject to customer approval, is billed separately. This type of contract is used most commonly for complex subsea projects on which customers desire greater control over costs. Fixed-price contracts typically range from two to 30 days in duration. We have limited experience in working pursuant to fixed price contracts. The revenues, cost and gross profit we realize on a fixed-price contract can vary significantly from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, or third-party costs. In addition, we sometimes bear the risk of delays caused by adverse weather conditions. We may experience reduced profitability or even losses on some projects because of cost overruns resulting from these or other variations and risks inherent in our industry.

Most of our contracts are terminable by our customers without penalty and with relatively little or no notice. A customer may decide to terminate a contract because it no longer needs our services or may be able to obtain comparable services at a lower dayrate. In addition, customers may seek to renegotiate the terms of their existing contracts during depressed market conditions.

Customers

Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the U.S. Gulf of Mexico. Over the last two years, we have performed services for over 120 customers, and we currently maintain master services agreements with approximately 150 companies. The amount of capital spending by our customers varies from year to year due to the concentrated nature of construction and installation expenditures and the unpredictability of repair work. Consequently, customers that account for a significant portion of our revenues in one year may represent an immaterial portion of our revenues in subsequent years. Our two largest customers for the year ended December 31, 2005 were El Paso Corporation and one of its subsidiaries, Southern Natural Gas Company. Our two largest customers for the year ended December 31, 2006 were Newfield Exploration Company and The Williams Companies, Inc. No other customer accounted for more than 10% of our revenues in either period.

Competitors

Our business is highly competitive. Contracts for our services are generally awarded on a competitive bid basis. In periods of high demand such as we are currently experiencing, vessel and diver availability is the primary factor in determining who is awarded the job, with price being a secondary factor. In periods of lower demand, price generally is the primary factor in awarding jobs. Customers also consider reputation, experience, and safety record of the service provider in awarding jobs. Our primary competitors are Cal Dive International, Inc., Horizon Offshore, Inc., Epic Divers, Inc., Oceaneering International, Inc. and Veolia ES Industrial Services, Inc. (formerly Onyx Industrial Services, Inc.). In response to increasing demand for subsea construction and commercial diving services in the U.S. Gulf of Mexico, existing diving companies have added new equipment to their operations and new diving companies have begun operating in the region. As large international companies relocate diving vessels to the U.S. Gulf of Mexico, or add to their fleets through newbuilds or other acquisitions, levels of competition may increase. We believe that the ability of companies to effectively compete in this market is limited primarily by the supply of qualified diving personnel and the availability of marine assets, including vessels and saturation diving systems. Some of our competitors have greater financial and other resources than we have and may be better positioned to attract experienced personnel and make technological improvements to existing equipment or replace equipment that becomes obsolete.

Safety

The safety of our personnel is extremely important to us, and we believe that our safety practices play a significant role in attracting customers and diving personnel. Our goal is to foster a culture of safety among our employees by maintaining high standards of safety consciousness, actively promoting employee participation in measures aimed at improving safety and keeping personnel fully informed of any known or potential hazards that may affect them, their colleagues or our vessels. We create and train teams of divers to work together; as we have expanded, these teams are broken up so that our divers may train new personnel in other teams. Upon hiring, all divers attend a survival training school and an in-house training school in which they are introduced to our company culture and safety practices. Under our current policy, each newly hired diver, including experienced supervisory personnel, is also required to serve a four- to six-week training period in which he works closely with an existing, longer-term member of our diving personnel. Supervisors attend daily safety meetings to learn of applicable hazards and how to avoid them on particular jobs. We have created a safety steering committee consisting of project managers with significant industry experience, which works with customers to plan safe methods for completing projects. In addition, we have created the position of Offshore Safety Officer, which is staffed by one of our senior offshore superintendents. The sole responsibility of this individual is to monitor our offshore projects, vessels and personnel to help ensure that our operations are conducted safely and efficiently, and in accordance with our standards and procedures. Our maintenance program for our vessels and equipment also serves to reduce the possibility of accidents. We also actively participate with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment.

Operating Risks and Insurance

Our business involves a high degree of operational risks. Hazards and risks that are inherent in marine operations include capsizing, grounding, colliding, and sustaining damage from severe weather conditions. In addition, our construction and repair work can disrupt existing pipeline, platforms and other offshore structures. Any of these incidents could cause damage to, or destruction of, vessels, property or equipment, personal injury or loss of life, suspension of production operations, or environmental damage. The failure of offshore pipelines or structural components during or after our installation could also result in similar injuries or damages. Any of these events could result in interruption of our business or significant liability.

We also have been, and in the future may be, subject to personal injury and other claims of vessel personnel as a result of our subsea construction and commercial diving operations. If we were to experience a significant number of accidents involving personal injury or death we may have difficulty retaining our existing customers and obtaining new customers. In addition, the occurrence of accidents could adversely affect our ability to attract and retain skilled personnel. The loss of customers or personnel or both could have a material adverse effect on our business and results of operations.

We insure against these risks at levels consistent with industry standards. We also carry hull, protection and indemnity, general liability, workers’ compensation, maritime employer’s liability and other insurance customary in our business. All insurance is carried at levels of coverage and deductibles we consider financially prudent. Our hull insurance provides coverage for physical damage up to an agreed amount for each vessel, with a deductible of $10,000 per occurrence. The deductible for our protection and indemnity insurance, which covers liabilities arising from the operation of vessels, is $25,000 per occurrence. We also carry general liability insurance, which covers liabilities arising from construction operations, and for which the deductible is $25,000 per occurrence. Onshore employees are covered by workers’ compensation. Offshore employees are covered by our maritime employer’s liability insurance, which covers Jones Act exposures. The deductible for our maritime employer’s liability insurance is $25,000 per occurrence. We also have an umbrella liability policy with a total limit of $100.0 million in excess of primary coverages. In addition, we maintain a key man insurance policy on Mr. Louis E. Schaefer, Jr., our Chairman of the Board. Our services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could occur, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. Although there can be no assurance the amount of insurance we carry is sufficient to protect us fully in all events, or that such insurance will continue to be available at current levels of cost or coverage, we believe that our insurance protection is adequate for our current business operations. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on our business, financial condition or results of operations.

Regulation

Government Regulation

Many aspects of the subsea construction and commercial diving services industry, as well as the facilities and activities supporting these operations, are subject to extensive governmental regulations. Certain of our activities, vessels, and the facilities where we perform services are subject to the jurisdiction of the U.S. Coast Guard, the U.S. Environmental Protection Agency, the U.S. Occupational Safety and Health Administration, the National Transportation and Safety Board, the U.S. Customs and Border Protection Service and the U.S. Department of Homeland Security, as well as private industry organizations such as the American Bureau of Shipping and Det Norske Veritas. We are also a member of the Association of Diving Contractors International and have agreed to maintain certain standards as set forth by that organization.

We are required by various governmental and quasi-governmental agencies to file for or obtain certain permits, licenses, registrations, certificates, or other authorizations with respect to our operations. The nature of the authorizations required depends on a number of factors, but we believe that we have filed for or obtained all authorizations required to conduct our business.

Our operations are affected from time to time and in varying degrees by domestic and international political developments, laws, and regulations including requirements relating to constructing and equipping offshore crude oil and natural gas production facilities and other marine facilities, marine vessel safety, worker health and safety, environmental protection, and security.

We depend on the demand for our services from the crude oil and natural gas industry and, therefore, our business is affected by laws and regulations — including laws governing taxes, environmental protection, and energy policy — that relate to the crude oil and natural gas industry generally. One potential change in law that could significantly affect the crude oil and natural gas industry would be legal requirements to reduce emissions of the greenhouse gas emissions that result from, among other things, the burning of fossil fuels. The United States has not ratified international protocols on global warming that would require mandatory reductions of greenhouse gas emissions, and there does not appear to be clear consensus in Congress presently favoring a particular legislative approach to such requirements. There has been support in various regions of the United States for legislation or other efforts to compel such reductions, however, and some lawsuits have been filed by proponents of emissions reduction measures. It is not possible to accurately estimate how potential future laws, regulations, or claims relating to greenhouse gas emissions might impact the crude oil and natural gas industry or our business.

Our operations are conducted in the U.S. domestic trade, which is governed by the coastwise laws of the United States. The U.S. coastwise laws restrict marine transportation, including diving services, between points in the United States, which include drilling rigs and other structures attached to the outer continental shelf, to vessels built in and documented under the laws of the United States and owned and manned by U.S. citizens. Generally, an entity qualifies as a U.S. citizen so long as:

•	it is organized under the laws of the United States or a state;

•	each of its president or other chief executive officer, by whatever title, and the chairman of its board of directors is a U.S. citizen;

•	no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens;

•	at least 75% of the interest and voting power in the corporation is held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens; and

•	in the case of a limited partnership, the general partner meets U.S. citizenship requirements for U.S. coastwise trade.

Because we could lose our privilege of operating our vessels in the U.S. coastwise trade if non-U.S. citizens were to own or control in excess of 25% of our outstanding interests, our certificate of incorporation will restrict foreign ownership and control of our common stock to not more than 20% of our outstanding interests.

In addition, we employ or contract a significant number of foreign workers whom we depend on to perform a substantial portion of our subsea construction and commercial diving services in the U.S. Gulf of Mexico. In 2006, the U.S. Congress considered legislation that would amend existing legislation to apply U.S. immigration laws to all workers on vessels, rigs, platforms or other structures in the U.S. Gulf of Mexico. Although that proposed legislation did not become law, we believe that it is possible that continued efforts will be made to effect such legislation. If these efforts are successful, it could result in a significant reduction in personnel available to perform subsea construction and commercial diving services in the U.S. Gulf of Mexico. Our inability to hire or contract sufficient numbers of foreign workers for projects we perform in the U.S. Gulf of Mexico could significantly disrupt our operations and have a material adverse effect on our financial condition and results of operations.

Environmental Regulation

Our operations are subject to a variety of federal, state, and local requirements, as well as international and foreign obligations, relating to the discharge of pollutants into the environment or otherwise to environmental protection. Numerous government agencies issue complex regulations, policies, and permits to implement these requirements. Any failure to protect the environment or any noncompliance with these requirements can result in substantial administrative, civil, or even criminal penalties, obligations to clean up or restore resulting environmental and natural resource damages and, in some instances, the issuance of injunctions limiting or preventing some or all of our operations.

Federal environmental laws that may apply to our facilities and operations, include the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Oil Pollution Act, as each is amended from time to time, as well as analagous, state, local, foreign and international laws and implementing regulations that provide for a variety of measures intended to help protect or limit damage to the environment with respect to certain releases, emissions, or discharges of oils, hazardous substances, and other pollutants to the air, surface water, land, or groundwater. Certain of these laws may impose joint and several strict liability without regard to fault or the legality of the original conduct that could require us to remove or remediate previously disposed wastes or property contamination, or to perform corrective actions to prevent future contamination. In addition, certain of our facilities, operations, and activities are also governed by requirements under the Federal Occupational Safety and Health Act or analagous state, local, foreign and international laws or regulations relating to worker safety.

We believe that we are in substantial compliance with applicable environmental laws and regulations and that compliance with these requirements has not had a material adverse impact on our capital expenditures, earnings, or competitive position. To date, we have not been the subject of any significant enforcement proceedings or private party claims under these environmental laws and regulations, and therefore the costs and specific effects of these laws and regulations on our company have not been material. Although we cannot predict all of the environmental or safety requirements or circumstances that will exist in the future, we anticipate that environmental and safety protection standards will become increasingly stringent and costly. Most of the major federal environmental laws provide for civil penalties of up to $32,500 per day for each violation, although the environmental agencies generally do not seek the maximum available penalty in routine environmental enforcement matters. Based on our experience to date, we do not currently anticipate a material adverse effect on our business or consolidated financial position will result from existing environmental and safety laws and regulations applicable to our facilities and operations. Nevertheless, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies or actions of regulatory agencies, or stricter or different interpretations of existing laws and regulations may require additional expenditures by us, which may be material. Accordingly, we may incur significant environmental- or safety-related costs in the future.

Employees

As of March 7, 2007, we had approximately 550 employees, including approximately 350 diving and marine personnel, which generally include divers, diving supervisors and support crews, approximately 100 personnel employed in our fabrication business and approximately 100 sales and administrative personnel. We also utilized approximately 315 additional contract diving and marine personnel as of March 7, 2007. We require skilled personnel to operate and provide technical services and support for our vessels and to engage in subsea construction and commercial diving operations. As a result, we conduct extensive personnel recruiting, training and safety programs. None of our employees works for us under collective bargaining agreements. Efforts have been made from time to time, however, to unionize portions of the offshore workforce in the U.S. Gulf of Mexico. We are not protected against work stoppages or labor problems by our employees or employees of the subcontractors we use. Work stoppages or other labor problems could have a material adverse effect on our business. We believe that our employee relations are good.

Properties

Our corporate headquarters are located at 900 S. College Road, Suite 301, Lafayette, Louisiana 70503. All of our facilities are leased. Future minimum rentals under these non-cancelable leases are approximately $0.6 million as of December 31, 2006, with $0.4 million due in 2007, $0.1 million due in 2008 and $0.1 million due in 2009. Total rental expense under these operating leases was approximately $0.6 million in 2006, $0.3 million in 2005 and $0.1 million in 2004.

		Size	Lease
Location	Function	(square feet)	Expiration

Lafayette, Louisiana	Corporate Headquarters, Accounting, Human Resources and Operations	14,857	November 30, 2007
Amelia, Louisiana	Fabrication	82,000	June 30, 2010
Belle Chasse, Louisiana	Diving Operations, Sales and Fabrication	22,500	June 30, 2008 and February 28, 2010
Broussard, Louisiana	Diving Operations	12,000	April 1, 2007
Broussard, Louisiana	Diving Operations	36,500(1)	February 28, 2010
Houston, Texas	Sales and Commercial	2,548	Month-to-month
Houston, Texas	ROV Operations	22,000	March 1, 2012

(1)	This property consists of 3.25 acres and includes a 31,500-square-foot warehouse and 5,000 square feet of office space.

We intend to relocate our corporate headquarters to Houston, Texas during 2007. Following the relocation, our accounting, human resources, operations and marine departments are expected to remain at our Lafayette, Louisiana office, while our sales, marketing and deepwater project management functions would be consolidated at a single headquarters facility in Houston.

Legal Proceedings

We are routinely involved in litigation, claims and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers upon completion of this offering, including their ages, as of March 31, 2007:

				Term
			Director	Expires
Name	Age	Position	Class	In

Louis E. Schaefer, Jr.	63	Chairman of the Board	III	2010
James J. Mermis	57	President, Chief Executive Officer and Director	II	2009
Patrice Chemin	59	Chief Operating Officer (1)
Roger D. Burks	47	Chief Financial Officer and Director	I	2008
R. Joshua Koch, Jr.	53	Senior Vice President, General Counsel, Secretary and Director	I	2008
John F. Guarisco	56	Treasurer and Controller
Leon Codron	53	Director Nominee (2)	II	2009
Thomas B. Coleman	63	Director Nominee (2)	III	2010
James L. Persky	58	Director Nominee (2)	III	2010
Eric N. Smith	63	Director Nominee (2)	II	2009
E. Donald Terry	67	Director Nominee (2)	I	2008

(1)	Mr. Chemin is expected to become our Chief Operating Officer in May 2007.

(2)	These individuals will become directors immediately prior to the listing of our common stock on the Nasdaq Global Market.

Louis E. Schaefer, Jr. founded our company and has been our Chairman of the Board since August 2006. Mr. Schaefer was our Chief Executive Officer from 1994 until August 2006. From 1986 to 1992, Mr. Schaefer was an account manager at Cal Dive International, Inc., an offshore energy services company, and from 1984 to 1986 he worked for American Oilfield Divers Inc., an offshore energy services company. Between 1970 and 1984, Mr. Schaefer served as Chief Executive Officer of Schaefer Diving, an offshore energy services company.

James J. Mermis has been our President and Chief Executive Officer since August 2006. Mr. Mermis was our President from February 2006 to August 2006 and our Vice President of Operations from March 2005 to January 2006. From June 2000 until February 2005, Mr. Mermis served as General Manager of Business Development at Torch Offshore, Inc., an offshore energy services company. From 1997 until 2000, Mr. Mermis worked at Stolt Comex Seaway Inc., an offshore energy services company, as Operations Manager and Senior Project Manager. Prior to that time, Mr. Mermis served in a variety of capacities at Subsea International Inc., an offshore energy services company. Mr. Mermis has over 30 years of experience in the domestic and international energy services industry. Mr. Mermis has a degree in Marine Technology and a Master of Business Administration from Tulane University.

Patrice Chemin is expected to become our Chief Operating Officer in May 2007. Since 2005, he has been the U.S. Representative of Consolidated Contractors Company, or CCC, an international oilfield construction services company. In addition, Mr. Chemin has been the President of Carmel Contracting Company, Inc., an energy services company, since its formation in January 2005. From 2001 to 2004, he was Manager of Business Development at CCC. Mr. Chemin served as President of Torch Offshore, Inc. from December 1997 to December 2000. From 1981 to 1997, Mr. Chemin served in a number of capacities at Stolt Comex Seaway Inc., including as President — U.S. from 1995 to 1997, Vice President — Asia Pacific from 1994 to 1995, and Vice President of Business Development — Asia Pacific from 1992 to 1993. Mr. Chemin has over 30 years of oilfield-related experience and extensive experience in the international marine construction market, including in the North Sea, Middle East, Africa, Asia-Pacific and the United States.

Roger D. Burks has been our Chief Financial Officer since December 2006. Mr. Burks was a co-founder of Sirius Solutions, LLLP, a financial consulting services firm, where he served as Managing Partner from August 2002 until June 2006. From January 1982 until August 2002, Mr. Burks worked at Deloitte & Touche, LLP, where he served as Partner-in-Charge of the firm’s Gulf Coast Energy Practice. During his time with Sirius Solutions and Deloitte & Touche, Mr. Burks worked with numerous energy companies. Mr. Burks has extensive experience in accounting, finance, mergers and acquisitions, risk management, Sarbanes-Oxley compliance and financial reporting. Mr. Burks is a Certified Public Accountant and has a Bachelor of Science in Accounting from Northeast Missouri State University.

R. Joshua Koch, Jr. has been our Senior Vice President, General Counsel and Secretary since May 2006. From May 1995 until May 2006, Mr. Koch practiced at the law firm of Spyridon, Koch, Palermo & Dornan, L.L.C., where he served as our primary legal counsel. Mr. Koch’s legal practice has concentrated in the areas of energy, admiralty and commercial litigation. Mr. Koch was an adjunct professor on trial skills for both Tulane and Loyola University Schools of Law and a member of the faculty of the National Institute of Trial Advocacy. Mr. Koch is a former director of the New Orleans chapter of the Federal Bar Association. Mr. Koch is also a member of the Maritime Law Association, the Louisiana Association of Defense Counsel, the Southeastern Admiralty Law Institute and the Defense Research Institute and holds an AV-rating from Martindale-Hubble. Mr. Koch received a Bachelor of Arts degree from the University of Oklahoma in 1975 and a Juris Doctor degree from Tulane University School of Law in 1978.

John F. Guarisco has been our Treasurer and Controller since December 2006. Between December 2004 and December 2006, Mr. Guarisco served as our Chief Financial Officer. Prior to that time, Mr. Guarisco was employed by Friends Enterprises, LLC (formerly Berwick Bay Oil Co., Inc.), an oil jobber and convenience store operator, at which he served as Chief Financial Officer from December 1996 until November 2004 and General Manager of Administration and Finance from July 1985 until November 1996. From June 1977 until July 1985, Mr. Guarisco was Controller of Garber Industries, Inc., an oilfield services company.

Leon Codron will become a director of our company immediately prior to the listing of our common stock on the Nasdaq Global Market. Since September 2005, Mr. Codron has served on the board of directors and the executive committee of Power Seraya, a power generation company owned by the Government of Singapore through its investment company, Temasek. Since August 2003, Mr. Codron has been a director and a significant shareholder of Bayview Oil & Gas Company Limited, a general supply and logistics company focused on developing commercial trading in Angola’s crude oil and natural gas sector. Between August 2000 and August 2003, Mr. Codron was the Chief Executive Officer and a director of Singapore Petroleum Company, a crude oil and natural gas exploration and production, refining and distribution company. From 1981 to August 2000, Mr. Codron served in a variety of positions at Atlantic Richfield Corporation, an integrated crude oil and natural gas company, now a subsidiary of BP p.l.c., including as President — ARCO Indonesia, Inc. from 1995 to 2000, Vice President, International New Business — ARCO International Oil & Gas Co. from 1992 to 1995, and Vice President for Marketing from 1990 to 1992. Mr. Codron has a Bachelor of Science in Business Administration and a Master of Business Administration from the United States International University in San Diego, California.

Thomas B. Coleman will become a director of our company immediately prior to the listing of our common stock on the Nasdaq Global Market. Since 1975, Mr. Coleman has been the Chief Executive Officer of International-Matex Tank Terminals, a provider of bulk liquid handling services. Mr. Coleman also has served as the President of International Tank Terminals, L.L.C., a provider of bulk liquid handling services, since 1972. Mr. Coleman has over 40 years experience in the energy services industry. In addition, he has served as Chairman of the Board of the Independent Liquid Terminals Association and of the New Orleans Chamber of Commerce. He is currently a director of Overseas Shipholding Group, Inc., an energy transportation services company. Mr. Coleman has degrees in Business and Industrial Engineering from Stanford University.

James L. Persky will become a director of our company immediately prior to the listing of our common stock on the Nasdaq Global Market. Since 2001, Mr. Persky has been retired. From 1998 to 2001, Mr. Persky was Vice President and Chief Financial Officer of Luminex Corporation, a medical research and development company. From 1985 through 1997, Mr. Persky was employed by Southdown, Inc., a cement manufacturer, as Controller in 1985, Vice President — Finance from 1986 to 1989, Senior Vice President — Finance from 1989 to 1994, and Executive Vice President — Finance and Administration from 1994 through 1997. From 1980 through 1984, Mr. Persky was employed by Enstar Corporation, a crude oil and natural gas exploration and production company, where he served as Corporate Controller in 1984 and Assistant Controller — Oil and Gas Operations from 1980 through 1983. From 1971 to 1980, Mr. Persky was employed by Shell Oil Company, an international crude oil and natural gas exploration, production, refining and marketing company. Mr. Persky is a Certified Public Accountant and holds a Bachelor of Business Administration from the University of Texas and a Master of Science in Accountancy from the University of Houston.

Eric N. Smith will become a director of our company immediately prior to the listing of our common stock on the Nasdaq Global Market. Mr. Smith has been the Clinical Finance Professor and Associate Director of The Entergy-Tulane Energy Institute since March 2005, and was Consultant to the Dean from December 2003 to March 2005. He served as Vice President of Strategic Planning at Global Industries Ltd., an offshore energy services company, from January 2003 to December 2003. From July 2002 to December 2002, Mr. Smith was Vice President of Business Development at The CRP Group Ltd., an offshore energy services company, where he also served on the board of directors from July 2001 to December 2002. Mr. Smith served as Executive Vice President of Torch Offshore, Inc. from August 2000 to December 2001. From 1998 until 2000, Mr. Smith was President and Chairman of the U.S. subsidiary of Saipem, SpA, an offshore energy services company, where he was Manager of Market Analysis and Strategic Planning between 1995 and 1998. Between 1994 and 1995, Mr. Smith was Executive Vice President of Delta Energy Management, Inc., an energy services company. Prior to 1994, Mr. Smith held various business development and finance-related positions at several companies in the energy services and chemical manufacturing industries. Mr. Smith currently serves as a member of the Advisory Committee of the Clean Power and Energy Research Consortium, a consortium of five Louisiana universities pursuing coordinated research in energy matters. Mr. Smith also is a member of the Society of Petroleum Engineers. Mr. Smith currently is a director of International Maritime Associates, Inc., a consulting firm. Mr. Smith has a Bachelor of Science in Chemical Engineering from the Georgia Institute of Technology and a Master of Business Administration from Tulane University.

E. Donald Terry will become a director of our company immediately prior to the listing of our common stock on the Nasdaq Global Market. Since 2000, Mr. Terry has been a company representative of Jay Ray McDermott Company, a marine engineering and construction company. During 2003, Mr. Terry was a consultant for Horizon Offshore, Inc., a provider of marine construction services. From 1998 to 2000, Mr. Terry was Chief Executive Officer and Chairman of the Board of Terry Offshore, Inc., an offshore energy services company. From 1995 to 1998, Mr. Terry was Worldwide General Manager of McDermott Offshore Services, Inc., a marine engineering and construction company. From 1992 to 1995, Mr. Terry was Vice President of Offshore Pipelines, Inc., a marine engineering and construction company. From 1988 to 1992, Mr. Terry was President and Chief Operating Officer and a director of Offshore Petroleum Divers, Inc., an offshore commercial diving company, which he co-founded in 1988. From 1979 to 1988, Mr. Terry served in a number of capacities with Cal Dive International Inc., an offshore commercial diving company, including as President and Chief Executive Officer from 1985 to 1988, Vice President — Americas from 1981 to 1985, and a director from 1979 to 1988. Mr. Terry has over 45 years of experience in the subsea construction and commercial diving industry.

Structure of the Board of Directors After this Offering

Prior to the completion of this offering, we intend to restructure our board of directors. Our board of directors currently consists of four directors. We intend to appoint five additional directors, subject to the listing of our common stock on the Nasdaq Global Market, each of whom has consented to serve. We anticipate that Messrs. Codron, Coleman, Persky, Smith and Terry will be independent as determined by our board of directors under the applicable securities law requirements and Nasdaq Marketplace Rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2008, 2009 and 2010, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

For so long as Mr. Louis E. Schaefer, Jr., our Chairman of the Board, is the beneficial owner of shares representing more than 50% of the total voting power of our common stock, he will have the ability to direct the election of all of the members of our board of directors, the composition of our board committees and the size of the board. See “Description of Capital Stock.”

Although we would otherwise qualify for the “controlled company” exemptions of the Nasdaq corporate governance standards, we do not currently intend to avail ourselves of those exemptions.

Committees of Our Board of Directors After this Offering

Our board of directors plans to have an audit committee, a nominating and governance committee and a compensation committee immediately prior to the listing of our common stock on the Nasdaq Global Market. We intend that all the members of our compensation committee will be independent under applicable provisions of the Nasdaq Marketplace Rules. In addition, we intend that the members of our audit committee will be independent under applicable provisions of the Securities Exchange Act of 1934 and the Nasdaq Marketplace Rules. The composition of the committees of our board of directors may change from time to time.

Audit Committee

The audit committee, which is expected to consist of Messrs. Persky (chairman), Coleman and Smith, will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. We expect that the board of directors will determine that Mr. Persky qualifies as an “audit committee financial expert,” as that term is defined in the rules of the SEC.

Nominating and Governance Committee

The nominating and governance committee, which is expected to consist of Messrs. Smith (chairman), Codron and Terry, will assist the board in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, overseeing the board’s annual evaluation of the performance of the board of directors, its committees and individual directors, reviewing compensation received by directors for service on the board of directors and its committees, developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company.

Compensation Committee

The compensation committee, which is expected to consist of Messrs. Coleman (chairman), Codron and Persky, will assist the board in reviewing and approving the compensation of our executive officers, evaluating the performance of our chief executive officer, overseeing the performance evaluation of senior management and administering and making recommendations to the board of directors with respect to our incentive-compensation plans, equity-based compensation plans and other benefit plans.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to the completion of the Reorganization and this offering, we have operated as a private, limited liability company controlled by Louis E. Schaefer, Jr., our Chairman of the Board. As our controlling member, Mr. Schaefer has been solely responsible for reviewing and approving all compensation decisions relating to our executive officers, including those for our Chief Executive Officer, Chief Financial Officer and the other executive officers named in the Summary Compensation Table under “— Executive Compensation” below. Following the completion of the Reorganization and this offering, the compensation committee of our board of directors will be responsible for implementing and administering all aspects of our benefit and compensation plans and programs, as well as developing specific policies regarding compensation of our executive officers. All of the members of our compensation committee will be independent directors who are not currently members of our board.

Compensation Objectives

Our primary goal with respect to executive compensation has been to attract and retain the most talented and dedicated executives possible. Following the completion of this offering, we also intend to link annual and long-term cash incentives to the achievement of specified performance objectives and to align executives’ incentives with stockholder value creation. To achieve these goals, we expect that our compensation committee will implement and maintain compensation plans that tie a portion of executives’ overall compensation to our financial and operational performance, as measured by revenues, dayrates and vessel utilization, and to accomplishing strategic goals such as the expansion of our services to the deepwater and international markets. We expect that our compensation committee will evaluate individual executive performance with a goal of setting compensation at levels it believes are comparable with executives in other companies of similar size and stage of development operating in the subsea construction and commercial diving industry while taking into account our relative performance and our own strategic goals.

Elements of Compensation

Compensation consists of the following elements:

Base Salary.  Each employment agreement with our executive officers establishes a minimum base salary for the term of the agreement. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies in our industry for similar positions, and the other elements of the executive’s compensation, including stock-based compensation. Our intent is to target executive base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and may be increased annually to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Based on publicly available information, we believe that the base salaries established for our executives are comparable to those paid by similar companies in our industry.

Annual Bonuses.  All of our executive officers and other employees are eligible for annual cash bonuses, which are paid at the discretion of our compensation committee. The employment agreements with our executive officers do not provide for minimum bonuses. The determination of the amount of annual bonuses paid to our executive officers generally reflects a number of subjective considerations, including the performance of our company overall and the contributions of the executive officer during the relevant period.

Incentive Compensation.  We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. We intend to adopt the Superior Offshore International, Inc. 2007 Stock Incentive Plan, which will permit the grant of shares of our common stock, stock options, stock appreciation rights, restricted stock, phantom stock, performance unit awards and other stock-based awards. The compensation committee will have the authority under the plan to award incentive compensation to our executive officers in such amounts and on such terms as the committee determines in its sole discretion.

Currently, none of the awards to be made under our 2007 stock incentive plan prior to the completion of this offering will be based on pre-defined performance criteria. Following the completion of this offering, we expect that the compensation committee may make awards, and may implement and maintain one or more plans, that are based on such criteria. Incentive compensation is intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives are expected to vary depending on the individual executive, but are expected to relate generally to strategic factors such as expansion of our services and to financial factors such as improving our results of operations. The actual amount of incentive compensation for the prior year will be determined following a review of each executive’s individual performance and contribution to our strategic goals conducted during the first quarter of each year. Specific performance targets used to determine incentive compensation for each of our executive officers in 2007 have not yet been determined.

Initial Management Grants of Restricted Stock to Named Executive Officers.  Prior to the completion of this offering, we intend to grant to the named executive officers an aggregate of 1,796,667 shares of restricted stock under our 2007 stock incentive plan that will vest in equal installments over a four-and-a-half-year period beginning on the date that is six months after the closing of this offering and then on the first, second, third and fourth anniversaries of that date. These grants are intended to reward these individuals for their prior service with our company and their efforts in connection with this offering, to encourage performance following the completion of this offering, and to align the interests of management with those of our stockholders.

Other Employee Grants.  Prior to the completion of this offering, we intend to grant to certain of our employees options to purchase an aggregate of 752,000 shares of our common stock under our 2007 stock incentive plan with an exercise price equal to the initial public offering price in this offering that will vest in equal installments over a four-year period beginning on the first anniversary of the closing of this offering. In addition, prior to the completion of this offering, we intend to grant certain of our employees an aggregate of 333,333 shares of restricted stock under our 2007 stock incentive plan that will vest in equal installments over either a three- or four-year period beginning on the first anniversary of the completion of this offering. These grants are intended to encourage performance following the completion of this offering.

Other Compensation.  Each employment agreement provides the executive with certain other benefits, including reimbursement of business and entertainment expenses, car allowances, life insurance and estate planning advice. Each executive is eligible to participate in all benefit plans and programs that are or in the future may be available to other executive employees of our company, including any profit-sharing plan, thrift plan, health insurance or health care plan, disability insurance, pension plan, supplemental retirement plan, vacation and sick leave plan, and other similar plans. The compensation committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites as it deems advisable. We believe that these benefits and perquisites are typically provided to senior executives of similar subsea construction and commercial diving companies.

Executive Compensation

The following table sets forth the cash and other compensation paid by us in 2006 to all individuals who served as our chief executive officer, all individuals who served as our chief financial officer, and our next most highly paid executive officer, whom we collectively refer to as the “named executive officers.”

Summary Compensation Table

Name and				All other
Principal Position	Year	Salary	Bonus(1)	compensation		Total
		($)	($)	($)		($)

Louis E. Schaefer, Jr.(2)	2006	520,939	134,438	779,893	(3)	1,435,270
Chairman of the Board
James J. Mermis(4)	2006	233,077	421,647	18,468	(5)	673,192
President, Chief Executive Officer and Director
Roger D. Burks(6)	2006	12,692	2,500	—		15,192
Chief Financial Officer and Director
John F. Guarisco(7)	2006	159,231	126,291	13,455	(8)	298,977
Treasurer and Controller
R. Joshua Koch, Jr.(9)	2006	156,923	130,100	—		287,023
Senior Vice President, General Counsel, Secretary and Director

(1)	These amounts reflect bonuses earned in 2006 and paid in 2006 or the first quarter of 2007.

(2)	Mr. Schaefer served as our Chief Executive Officer until August 2006, when he became our Chairman of the Board.

(3)	This amount reflects (i) cash payments of $655,901 made to third parties on behalf of Mr. Schaefer, (ii) employer contributions paid by us under our 401(k) plan of $19,851, (iii) life insurance premiums paid by us of $15,470, (iv) the estimated personal value of automobiles provided by us for Mr. Schaefer’s use, which was $6,375, and (v) fees of $82,296 paid to third parties on behalf of Mr. Schaefer in connection with estate planning. For purposes of this table, we have estimated Mr. Schaefer’s personal use of automobiles at 25% of total usage. Accordingly, this amount represents 25% of our estimated fair market value of the automobiles.

(4)	Mr. Mermis was our President from January 2006 until August 2006 and has been our President and Chief Executive Officer since August 2006.

(5)	This amount reflects (i) life insurance premiums of $1,765 paid by us, (ii) employer contributions paid by us under our 401(k) plan of $3,903, (iii) an automobile allowance of $10,200, and (iv) attorney fees of $2,600 relating to the recovery of property damaged by Hurricane Katrina.

(6)	Mr. Burks has been our Chief Financial Officer since December 2006.

(7)	Mr. Guarisco was our Chief Financial Officer and a member of our board of directors until December 2006 and has been our Treasurer and Controller since December 2006.

(8)	This amount reflects (i) employer contributions paid by us under our 401(k) plan of $6,393 and (ii) an automobile allowance of $7,062.

(9)	Mr. Koch joined our company in May 2006.

Employment Agreements

Employment Agreement with Louis E. Schaefer, Jr.  In connection with this offering, we will enter into an employment agreement with Louis E. Schaefer, Jr., our Chairman of the Board, for a term ending on April 30, 2009. The agreement is subject to automatic renewals for successive one-year terms until either party terminates the agreement at least 90 days before the end of the extension period. Under the agreement, Mr. Schaefer is entitled to a base salary of $550,000 per year, subject to annual review for increases by the compensation committee, in its sole discretion. In addition to the base salary, Mr. Schaefer is entitled to receive incentive compensation in such amounts as the compensation committee may determine, as well as other perquisites and benefits as incidences of his employment.

Employment Agreement with James J. Mermis.  In connection with this offering, we will enter into an employment agreement with James J. Mermis, our President and Chief Executive Officer, for a term ending on April 30, 2009. The agreement is subject to automatic renewals for successive one-year terms until either party terminates the agreement at least 90 days before the end of the extension period. Under the agreement, Mr. Mermis is entitled to a base salary of $550,000 per year, subject to annual review for increases by the compensation committee, in its sole discretion. In addition to the base salary, Mr. Mermis is entitled to receive incentive compensation in such amounts as the compensation committee may determine, as well as other perquisites and benefits as incidences of his employment.

Mr. Mermis also is entitled to relocation benefits under the agreement in connection with the move of our corporate headquarters to Houston, Texas. We will pay, on a fully grossed up, after tax basis, a one-time lump sum payment of $250,000 to Mr. Mermis in order to cover all of his costs and expenses incurred in connection with the relocation. In addition, we intend to purchase Mr. Mermis’ current home in Louisiana based on its appraised value.

Employment Agreement with Patrice Chemin.  In connection with this offering, we will enter into an employment agreement with Patrice Chemin, who is expected to become our Chief Operating Officer in May 2007, for a term ending on April 30, 2009. The agreement is subject to automatic renewals for successive one-year terms until either party terminates the agreement at least 90 days before the end of the extension period. Under the agreement, Mr. Chemin is entitled to a base salary of $400,000 per year, subject to annual review for increases by the compensation committee, in its sole discretion. In addition to the base salary, Mr. Chemin is entitled to receive incentive compensation in such amounts as the compensation committee may determine, as well as other perquisites and benefits as incidences of his employment.

Employment Agreement with Roger D. Burks.  In connection with this offering, we will enter into an employment agreement with Roger D. Burks, our Chief Financial Officer, for a term ending on April 30, 2009. The agreement is subject to automatic renewals for successive one-year terms until either party terminates the agreement at least 90 days before the end of the extension period. Under the agreement, Mr. Burks is entitled to a base salary of $400,000 per year, subject to annual review for increases by the compensation committee, in its sole discretion. In addition to the base salary, Mr. Burks is entitled to receive incentive compensation in such amounts as the compensation committee may determine, as well as other perquisites and benefits as incidences of his employment.

Employment Agreement with R. Joshua Koch, Jr.  In connection with this offering, we will enter into an employment agreement with R. Joshua Koch, Jr., our Senior Vice President, General Counsel and Secretary, for a term ending on April 30, 2009. The agreement is subject to automatic renewals for successive one-year terms until either party terminates the agreement at least 90 days before the end of the extension period. Under the agreement, Mr. Koch is entitled to a base salary of $400,000 per year, subject to annual review for increases by the compensation committee, in its sole discretion. In addition to the base salary, Mr. Koch is entitled to receive incentive compensation in such amounts as the compensation committee may determine, as well as other perquisites and benefits as incidences of his employment.

Mr. Koch also is entitled to relocation benefits under the agreement in connection with the move of our corporate headquarters to Houston, Texas. We will pay, on a fully grossed up, after tax basis, a one-time lump sum payment of $250,000 to Mr. Koch in order to cover all of his costs and expenses incurred in connection with the relocation.

Employment Agreement with John F. Guarisco.  In connection with this offering, we will enter into an employment agreement with John F. Guarisco, our Treasurer and Controller, for a term ending on April 30, 2009. The agreement is subject to automatic renewals for successive one-year terms until either party terminates the agreement at least 90 days before the end of the extension period. Under the agreement,

Mr. Guarisco is entitled to a base salary of $200,000 per year, subject to annual review for increases by the compensation committee, in its sole discretion. In addition to the base salary, Mr. Guarisco is entitled to receive incentive compensation in such amounts as the compensation committee may determine, as well as other perquisites and benefits as incidences of his employment.

Non-compete; Confidentiality.  In addition, during each executive’s term of employment and for one year thereafter, the executive will be subject to a covenant not to compete with us. Each executive also will agree not to reveal our confidential information during the term of employment or thereafter.

Grants of Plan-Based Awards

Prior to the completion of this offering, we intend to grant to the named executive officers an aggregate of 1,796,667 shares of restricted stock that will vest in equal installments over a four-and-a-half-year period beginning on the date that is six months after the closing of this offering and then on the first, second, third and fourth anniversaries of that date. We also intend to grant to certain of our employees options to purchase an aggregate of 752,000 shares of our common stock with an exercise price equal to the public offering price in this offering that will vest in equal installments over a four-year period beginning on the first anniversary of the closing of this offering. In addition, prior to the completion of this offering, we intend to grant certain of our employees an aggregate of 333,333 shares of restricted stock that will vest in equal installments over either a three- or four-year period beginning on the first anniversary of the completion of this offering. These grants will be made under our 2007 stock incentive plan described below. The following table sets forth the grants of options and restricted stock we plan to make under our 2007 stock incentive plan to the named executive officers and to all executive officers and directors as a group immediately prior to the completion of this offering.

	Securities		Shares of	% of Initial
	Underlying	% of Initial	Restricted	Restricted
Name	Options Granted	Option Grants	Stock Granted	Stock Grants

Louis E. Schaefer, Jr.	—	—	—	—
James J. Mermis	—	—	770,000	35.6%
Roger D. Burks	—	—	256,667	11.9
John F. Guarisco	—	—	256,667	11.9
R. Joshua Koch, Jr.	—	—	513,333	23.7
All executive officers and directors as a group(1)	—	—	1,830,000	84.6

(1)	Includes grants of 33,333 shares of restricted stock granted to each of our non-employee directors who will become directors immediately prior to the listing of our common stock on the Nasdaq Global Market.

2007 Stock Incentive Plan

We intend to adopt the Superior Offshore International, Inc. 2007 Stock Incentive Plan for our directors, officers, employees and consultants and those of our subsidiaries and affiliates. The plan will permit the grant of awards covering an aggregate of 4,000,000 shares of our common stock in any combination of the following:

•	options to purchase shares of our common stock, which may be incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock and other stock-based awards, such as phantom stock; and

•	performance unit awards.

Administration.  The compensation committee of our board of directors will administer the plan. The compensation committee will have the authority to designate which directors, officers, employees and consultants are eligible to receive awards, determine the terms and conditions of each award, interpret the plan and the respective award agreements executed under the plan and make all other determinations with respect to the plan.

Stock Options.  The compensation committee is authorized under the plan to grant options to purchase shares of common stock, which may be incentive stock options satisfying the requirements of Section 422 of the Internal Revenue Code, or non-qualified stock options. Options will be evidenced by a written award agreement with the participant, which will include any provisions that the compensation committee may specify. The exercise price of an option may not be less than the fair market value of a share of our common stock on the date of grant. All incentive stock options granted under the plan must have a term of no more than ten years. The option price, number of shares, terms and conditions of exercise, whether a stock option may qualify as an incentive stock option under the Internal Revenue Code and other terms of a stock option grant will be fixed by the compensation committee as of the grant date.

The option price of any stock option must be paid in full at the time the stock is delivered to the participant. The price must be paid in cash or, if approved by the compensation committee and elected by the participant, by means of tendering shares of our common stock already owned by the participant.

Stock Appreciation Rights.  The compensation committee may make awards of stock appreciation rights, or SARs, conferring on a participant a right to receive, upon exercise, the excess of (1) the fair market value of one share of common stock on the exercise date over (2) the exercise price of such SAR as determined by the compensation committee as of the grant date, which may not be less than the fair market value of one share of common stock on the grant date. The compensation committee will determine the time or times at which an SAR may be exercised in whole or in part, the method of exercise and other terms and conditions of an SAR. The settlement of SARs may be payable in either cash, common stock or a combination thereof.

Restricted Stock Awards.  The compensation committee may make awards consisting of common stock subject to restrictions on transferability and other restrictions that the compensation committee chooses to impose, including limitations on the right to vote or receive dividends, if any, with respect to the common stock to which the award relates. These awards may be subject to forfeiture upon termination of employment, upon a failure to satisfy performance goals during an applicable restriction period, or any other comparable measurement of performance.

Performance Unit Awards.  The compensation committee may grant performance units to participants on terms and conditions as it may determine. The compensation committee has the discretion to determine the number of performance units granted to each participant and to set performance goals and other terms or conditions to payment of the performance units in its discretion which, depending on the extent to which they are met, will determine the number and value of performance units that will be paid to the participant.

Other Stock-Based Awards.  The compensation committee may, subject to limitations under applicable law, grant other awards that are payable in or valued relative to shares of our common stock, such as phantom stock, as it deems to be consistent with the purposes of the plan. The compensation committee will determine the terms and conditions of any other stock-based awards.

Amendment, Modification and Termination.  Subject to applicable law or stock exchange rules, our board of directors may at any time amend or terminate the plan without stockholder approval. The compensation committee may amend or terminate any outstanding award without approval of the participant; however, no such amendment or termination may be made that would otherwise adversely impact a participant, without the consent of the participant.

Potential Payments upon Termination or Change-in-Control

Trigger Events

An executive officer’s employment agreement will terminate upon the executive’s death or upon the executive’s disability, which is defined as his becoming incapacitated by accident, sickness or other circumstance which, in the opinion of a physician selected by us, renders him mentally or physically unable of performing the duties and services required of him under the employment agreement. We may terminate at any time an employment agreement with an executive officer for cause, which means that the executive has willfully breached any of his duties and obligations under the employment agreement resulting in material adverse consequences to us or any of our affiliates, has misappropriated funds or property belonging to us, or has engaged in conduct that is materially adverse to our interests. We also may terminate at any time an employment agreement for any other reason, in the sole discretion of our board of directors.

The executive may terminate his employment agreement for “good reason,” which means (1) a material breach by us of any material provision of the agreement, (2) a material reduction in the title of the executive, and (3) any requirement that the executive relocate in violation of the agreement. The executive also may terminate his employment agreement within 180 days after a “change in control,” which would occur (1) upon a merger of our company with another entity, a consolidation involving our company, or the sale of all or substantially all of our assets to another entity if (a) our existing equityholders immediately prior to the transaction are not entitled to at least 60% of the votes eligible to be cast in the election of directors of the resulting entity or (b) our board of directors existing immediately prior to the transaction does not constitute a majority of the board of directors of the resulting entity, (2) our dissolution or liquidation, (3) if a person or group becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of the resulting entity, or (4) as a result of or in connection with a contested election of directors, the persons who were members of our board of directors immediately prior to the election cease to constitute a majority of the board. Finally, the executive may terminate his employment agreement for any other reason, in his sole discretion.

Termination due to Death or Disability.  If the executive’s employment is terminated due to his death or disability, the executive, his beneficiary or his estate, as applicable, will be entitled to receive his then current base salary for a period of six months beginning on the date of termination. In addition, all of the outstanding stock options, restricted stock or unit awards and other equity-based awards granted by us to the executive will become fully vested and immediately exercisable in full on the date of termination of the executive’s employment.

Termination Without Cause or For Good Reason.  If the executive is terminated without cause during the term of the agreement, or if the executive terminates his employment for good reason (as defined below), the executive will be entitled to a lump sum cash payment equal to 100% of the sum of (a) his annual base salary at the rate then in effect and (b) the highest annual incentive compensation payment paid to the executive by us during the three years prior to the date of termination of the executive’s employment. In addition, all of the outstanding stock options, restricted stock or unit awards and other equity-based awards granted by us to the executive will become fully vested and immediately exercisable in full on the date of termination of the executive’s employment. Any lump sum cash payment due to the executive is payable within 10 business days after the date of termination or, if Section 409A of the Internal Revenue Code, as amended, is applicable, on or after the six-month anniversary of the date of termination.

Termination upon a Change of Control.  If the executive terminates his employment within the 180-day period immediately following a change in control, the executive will be entitled to a lump sum cash payment equal to 100% of the sum of (a) his annual base salary at the rate then in effect and (b) the highest annual incentive compensation payment paid to the executive by us during the three years prior to the date of termination of the executive’s employment. In addition, all of the outstanding stock options, restricted stock or unit awards and other equity-based awards granted by us to the executive will become fully vested and immediately exercisable in full on the date of termination of the executive’s employment. Any lump sum cash payment due to the executive is payable within 10 business days after the date of termination or, if Section 409A of the Internal Revenue Code, as amended, is applicable, on or after the six-month anniversary of the date of termination.

Termination for Cause or other than for Good Reason.  Upon termination for any other reason, the executive is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay.

Non-renewal of Agreement.  If the executive’s employment is terminated because the employment agreement is not renewed by us, the executive will be entitled to a lump sum cash payment equal to 100% of the sum of (a) his annual base salary at the rate then in effect and (b) the highest annual incentive compensation payment paid to the executive by us during the three years prior to the date of termination of the executive’s employment. In addition, all of the outstanding stock options, restricted stock or unit awards and other equity-based awards granted by us to the executive will become fully vested and immediately exercisable in full on the date of termination of the executive’s employment. Any lump sum cash payment due to the executive is payable within 10 business days after the date of termination or, if Section 409A of the Internal Revenue Code, as amended, is applicable, on or after the six-month anniversary of the date of termination.

Estimated Payments to Named Executive Officers

Assuming that (1) we had entered the employment agreements with the named executive officers, (2) each executive’s annual base salary is equal to the base salary for that disclosed above in “— Employment Agreements,” (3) the highest annual incentive compensation paid to each executive is based on the bonus payments made to that executive in 2006 and reflected under the caption “Bonus” in the summary compensation table in “— Executive Compensation,” (4) we had granted those executives shares of restricted stock as indicated in “ — Grants of Plan-Based Awards,” (5) each executive was terminated under each of the above circumstances on December 31, 2006 and (6) the value of each share of restricted stock is equal to $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, payments and benefits owed to such executives would have an estimated value as set forth in the tables below.

Louis E. Schaefer, Jr.

		Value of Accelerated
	Cash Severance	Equity Awards

Without Cause or For Good Reason	$684,438	—
Change in Control	684,438	—
Death	275,000	—
Disability	275,000	—
Non-renewal of Agreement	684,438	—
Other	—	—

James J. Mermis

		Value of Accelerated
	Cash Severance	Equity Awards

Without Cause or For Good Reason	$971,647	$11,550,000
Change in Control	971,647	11,550,000
Death	275,000	11,550,000
Disability	275,000	11,550,000
Non-renewal of Agreement	971,647	11,550,000
Other	—	—

Roger D. Burks

		Value of Accelerated
	Cash Severance	Equity Awards

Without Cause or For Good Reason	$402,500	$3,850,000
Change in Control	402,500	3,850,000
Death	200,000	3,850,000
Disability	200,000	3,850,000
Non-renewal of Agreement	402,500	3,850,000
Other	—	—

R. Joshua Koch, Jr.

		Value of Accelerated
	Cash Severance	Equity Awards

Without Cause or For Good Reason	$530,100	$7,700,000
Change in Control	530,100	7,700,000
Death	200,000	7,700,000
Disability	200,000	7,700,000
Non-renewal of Agreement	530,100	7,700,000
Other	—	—

John F. Guarisco

		Value of Accelerated
	Cash Severance	Equity Awards

Without Cause or For Good Reason	$326,291	$3,850,000
Change in Control	326,291	3,850,000
Death	100,000	3,850,000
Disability	100,000	3,850,000
Non-renewal of Agreement	326,291	3,850,000
Other	—	—

Compensation of Directors

We currently do not pay any compensation to any of our directors in their capacity as members of our board of directors. Compensation of the individuals who served on our board of directors during 2006 is discussed above under “ — Executive Compensation.” In conjunction with this offering, we will be adding independent directors to our board of directors. Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive the following:

•	an annual retainer of $30,000;

•	a fee of $1,500 for each board meeting and each committee meeting (not held on the date of a board meeting) attended; and

•	an initial grant of 6,667 shares of restricted stock under our 2007 stock incentive plan.

In addition, the chairman of the audit committee will receive an annual fee of $12,000, and the chairmen of the nominating and governance committee and the compensation committee each will receive an annual fee of $7,500.

We will reimburse reasonable expenses incurred in connection with attending meetings of our board of directors or committees. Other than as described above, we do not expect to provide any of our directors with any other compensation or perquisites.

Employee Benefit Plans

Our employees, including our executive officers, are entitled to various employee benefits. These benefits include the following: medical, dental and vision care plans; life, accidental death and dismemberment and disability insurance; a 401(k) plan; and paid time off.

Under our 401(k) plan, employees are eligible for employer contributions after six months of service for up to 3% of total employee compensation. We made employer contributions of $508,546 in 2006.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Offering by Selling Stockholders

We are paying the expenses of the offering by the selling stockholders, other than the underwriting discounts and taxes with respect to shares of common stock sold by the selling stockholders if the underwriters exercise their overallotment option and the fees and expenses of any other attorneys, accountants and other advisors separately retained by them.

Registration Rights Agreement

We have entered into a registration rights agreement with Louis E. Schaefer, Jr., our Chairman of the Board, and Schaefer Holdings, LP. Under the agreement, holders of at least 10% of the registrable securities subject to the agreement may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations. These stockholders may request a total of three such registrations and only one in any six-month period. These holders also have the right to cause us to register their registrable securities on Form S-3, when it becomes available to us. In addition, if we propose to register securities under the Securities Act, then the holders who are party to the agreement will have “piggy-back” rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. There is no limit to the number of these “piggy-back” registrations in which these holders may request their shares be included. We generally will bear the registration expenses incurred in connection with registrations. We have agreed to indemnify these stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the agreement. These registration rights will terminate, with respect to any holder, on the date that all registrable securities held by that holder may be sold in a three-month period without registration under Rule 144 of the Securities Act and such registrable securities represent less than one-percent of all outstanding shares of our capital stock.

Indemnification Agreements

Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide each director and executive officer with contractual rights to indemnification and expense advancement rights to the full extent permitted by Delaware law.

Reorganization

We were founded in 1986 by Mr. Schaefer. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the effectiveness of the registration statement of which this prospectus forms a part, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. Upon completion of the Reorganization and the grants of shares of restricted stock described under “Compensation Discussion and Analysis” and prior to this offering, we will have outstanding 17,000,000 shares of common stock, approximately 87.3% of which will be beneficially owned by Mr. Schaefer and approximately 12.7% of which will be beneficially owned by our other directors, executive officers and employees. Following this offering, Mr. Schaefer will beneficially own 57.8% of the outstanding common stock (or 52.7% if the underwriters exercise the overallotment option in full), and our other directors, executive officers and employees will beneficially own approximately 8.4% of the outstanding common stock.

Transactions Before the Reorganization

In December 2005, Superior Diving Company, Inc. and Superior Offshore Services, Inc. each merged with and into Superior Offshore International, L.L.C., with Superior Offshore International, L.L.C. as the surviving entity in each transaction. Mr. Schaefer received membership interests in Superior Offshore International, L.L.C. in exchange for the shares of common stock of Superior Diving Company, Inc. and Superior Offshore Services, Inc. that he owned prior to the mergers.

As of December 31, 2006, Mr. Schaefer and Schaefer Holdings, LP owned all of the membership interests of Superior Offshore International, L.L.C. As a privately held company, we have from time to time made payments to third parties on behalf of Mr. Schaefer. We have reflected these payments in Mr. Schaefer’s reported annual compensation and have paid cash bonuses to Mr. Schaefer in amounts sufficient to cover the associated taxes. These compensation and bonus payments to Mr. Schaefer are reflected as a selling, general and administrative expense in our financial statements for the relevant period and, in the case of 2006, is included under the column “All Other Compensation” in the “Summary Compensation Table” appearing above in “Compensation Discussion and Analysis — Executive Compensation.”

In 2005, we reflected in Mr. Schaefer’s annual compensation payments of $33,996 that we made during 2005 to third parties on his behalf.

In 2006, we paid Mr. Schaefer special cash compensation of $684,871 that reflected payments that we made during the year to third parties on his behalf. This amount included associated tax gross-up payments.

In the second quarter of 2006, we paid a cash distribution to Mr. Schaefer, our sole member at the time of such distribution, in the amount of $844,032. We paid $294,032 of such distribution to a third party on behalf of Mr. Schaefer.

Following the completion of this offering, we do not intend to make payments or special cash distributions to third parties on behalf of Mr. Schaefer.

In August 2006, Superior Offshore International, Inc. issued 1,000 shares of common stock to Mr. Schaefer in connection with its formation.

In December 2006, we sold certain buoys, net guards and other assets to an entity controlled by one of Mr. Schaefer’s sons for $100,000.

During 2006, we paid approximately $214,000 in fees to the law firm of Spyridon, Koch, Palermo & Dornan, L.L.C. Mr. R. Joshua Koch, Jr., our Senior Vice President, General Counsel and Secretary, was a member of that firm until he joined our company in May 2006.

We currently employ Mr. Schaefer’s two sons at annual salaries of $120,000 and $48,000, respectively. These employment relationships are expected to be terminated prior to the completion of this offering. In 2006, we provided an automobile for use by Mr. Schaefer’s son, James Schaefer, the estimated personal value of which was $4,875. The personal use of the automobile is estimated 25% of total usage, and therefore the personal value represents 25% of our estimated fair market value of the automobile. In 2006, we also paid mortgage interest on behalf of James Schaefer in the amount of $9,547 in respect of residential property owned by us and used by James Schaefer during 2006.

Mr. Schaefer owns two of the properties that we use in our business. We have historically made rental payments with respect to these properties in an amount equal to the principal and interest payments under the related promissory notes. In 2005, we made rental payments of $20,357, and in 2006 we made rental payments of $30,096. These payments are reflected as rental expense in our financial statements. In February 2007, we entered into a new lease agreement with a company that Mr. Schaefer owns in respect of our property in Houston, Texas. That agreement provides for monthly payments of $3,000 and may be terminated by either party upon 30 days’ notice. In February 2007, we entered into two additional lease agreements with a company that Mr. Schaefer owns in respect of our property in Belle Chasse, Louisiana. Each agreement relating to the Louisiana property has a term of three years and provides for monthly payments of $3,500 and $1,500, respectively.

Patrice Chemin, who is expected to become our Chief Operating Officer in May 2007, is the president and sole shareholder of Carmel Contracting Company, Inc., the company that acted as a commercial agent in connection with our charters of the Gulmar Falcon in April 2006 and the Gulmar Condor in October 2006, for which Carmel received a commission 2006 in the amount of $395,818 from Gulmar Offshore with respect to the Gulmar Falcon. Carmel did not receive a commission 2006 from Gulmar Offshore in connection with our charter of the Gulmar Condor. Carmel will receive future commissions from Gulmar Offshore of 2.5% and

1.25% of the amounts that we pay Gulmar Offshore under the charters for the Gulmar Falcon and the Gulmar Condor, respectively.

The transactions described under this caption “— Transactions Before the Reorganization” may not have been on or have terms as favorable to our company as we could have obtained from unaffiliated third-parties in arms-length transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common stock by (1) each stockholder known by us to own beneficially more than 5% of our common stock, (2) each of the named executive officers, (3) each of our directors and persons nominated to become directors upon closing of this offering and (4) all of our current directors, director nominees and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

			Percentage Beneficially Owned
		Maximum Number		After Offering	After Offering
		of Shares to be Sold		(Assuming No	(Assuming
	Shares	Upon Exercise of		Exercise of	Exercise of
Name and Address of	Beneficially	Overallotment	Before	Overallotment	Overallotment
Beneficial Owners	Owned	Option (1)	Offering	Option) (2)	Option in Full) (2)

Louis E. Schaefer, Jr. (3)(4)	14,836,667	1,300,000	87.3%	57.8%	52.7%
Schaefer Holdings, LP (4)	3,709,167	1,300,000	21.8	14.5	9.4
Schaefer Holdings GP, LLC (5)	3,709,167	1,300,000	21.8	14.5	9.4
James J. Mermis (6)	770,000	—	4.5	3.0	3.0
Roger D. Burks (7)	256,667	—	1.5	1.0	1.0
John F. Guarisco (8)	256,667	—	1.5	1.0	1.0
R. Joshua Koch, Jr. (4)(9)	4,222,500	1,300,000	24.8	16.5	11.4
Leon Codron (10)	—	—	—	*	*
Thomas B. Coleman (11)	—	—	—	*	*
James L. Persky (12)	—	—	—	*	*
Eric N. Smith (13)	—	—	—	*	*
E. Donald Terry (14)	—	—	—	*	*
Directors, Director Nominees and Executive Officers as a Group (10 persons)	16,666,667	1,300,000	98.0	64.9	59.9

*	Represents ownership of less than 1%.

(1)	If the underwriters fully exercise their overallotment option, then the selling stockholders will sell the number of shares of common stock indicated. If the underwriters partially exercise their overallotment option, then the number of shares to be sold by each selling stockholder will be allocated pro rata.

(2)	Gives effect to the issuance and sale by us of 8,666,667 shares in this offering and the issuance of 6,667 shares of restricted stock to each person nominated to become a director immediately prior to the listing of our common stock on the Nasdaq Global Market who is not an officer or employee of our company.

(3)	Consists of 11,127,500 shares of our common stock held by Mr. Schaefer and 3,709,167 shares of our common stock held by Schaefer Holdings, LP, a Texas limited partnership (“Schaefer Holdings”). Mr. Schaefer disclaims beneficial ownership in the shares held by Schaefer Holdings except to the extent of his pecuniary interest in the partnership. Mr. Schaefer’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(4)	Schaefer Holdings holds 3,709,167 shares of our common stock. Schaefer Holdings GP, LLC, a Texas limited liability company (“Schaefer GP”), is the sole general partner of Schaefer Holdings. Mr. Schaefer is the sole member of Schaefer GP. R. Joshua Koch, Jr. is the sole manager of Schaefer GP and, as a result, possesses voting and investment power with respect to the shares of our common stock held by Schaefer Holdings. The address of Schaefer Holdings is 9302 Lambright Road, Houston, Texas 77075.

(5)	Consists of 3,709,167 shares of our common stock held by Schaefer Holdings. Schaefer GP is the sole general partner of Schaefer Holdings. The address of Schaefer GP is 9302 Lambright Road, Houston, Texas 77075.

(6)	Consists of 770,000 shares of restricted stock to be awarded to Mr. Mermis under our 2007 stock incentive plan prior to the completion of this offering. Mr. Mermis’ address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(7)	Consists of 256,667 shares of restricted stock to be awarded to Mr. Burks under our 2007 stock incentive plan prior to the completion of this offering. Mr. Burks’ address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(8)	Consists of 256,667 shares of restricted stock to be awarded to Mr. Guarisco under our 2007 stock incentive plan prior to the completion of this offering. Mr. Guarisco’s address is c/o Superior Offshore International, Inc., 900 S. College Road, Suite 301, Lafayette, Louisiana 70503.

(9)	Consists of 513,333 shares of restricted stock to be awarded to Mr. Koch under our 2007 stock incentive plan prior to the completion of this offering and 3,709,167 shares of our common stock held by Schaefer Holdings. Mr. Koch disclaims beneficial ownership in the shares held by Schaefer Holdings except to the extent of his pecuniary interest in the partnership. Mr. Koch’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(10)	Includes 6,667 shares of restricted stock to be awarded to Mr. Codron under our 2007 stock incentive plan prior to the completion of this offering. Mr. Codron’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(11)	Includes 6,667 shares of restricted stock to be awarded to Mr. Coleman under our 2007 stock incentive plan prior to the completion of this offering. Mr. Coleman’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(12)	Includes 6,667 shares of restricted stock to be awarded to Mr. Persky under our 2007 stock incentive plan prior to the completion of this offering. Mr. Persky’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(13)	Includes 6,667 shares of restricted stock to be awarded to Mr. Smith under our 2007 stock incentive plan prior to the completion of this offering. Mr. Smith’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(14)	Includes 6,667 shares of restricted stock to be awarded to Mr. Terry under our 2007 stock incentive plan prior to the completion of this offering. Mr. Terry’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to this offering, there has been no public market for our common stock. Although we will apply to list our common stock on the Nasdaq Global Market, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

Each share of common stock will entitle the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There will be no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors will be able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock will carry no preemptive or other subscription rights to purchase shares of our stock and will not be convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

Preferred Stock

Our board of directors will have the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction that the board deems to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

Our board of directors will consist of at least one director. The exact number of directors will be fixed from time to time by resolution of the board. Our board of directors will be divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by the affirmative vote of a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws will specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws will provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “— Election and Removal of Directors,” “— Stockholder Meetings” and “— Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock generally will be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws generally may be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, with the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose required for any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also will impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder generally must deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but if less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder also must submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders has the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Foreign Ownership

In order to preserve our ability to enjoy the benefits of U.S. domestic trade for certain of our vessels, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of 1916 and other federal laws that restrict domestic trade. Under these regulations, to maintain U.S. citizenship for these purposes and, therefore, be qualified to engage in U.S. coastwise trade:

•	our president or chief executive officer, our chairman of the board and a majority of a quorum of our board of directors must be U.S. citizens; and

•	at least 75% of the ownership and voting power of each class of our stock must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens.

In order to protect our ability to operate our vessels in U.S. coastwise trade, our certificate of incorporation will contain provisions that limit foreign ownership of our capital stock to a fixed percentage that is equal to 5% less than the percentage that would prevent us from qualifying as a coastwise citizen. We refer to the percentage limitation on foreign ownership as the permitted percentage. The permitted percentage is currently 20%.

Our certificate of incorporation provides that:

•	any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us; and

•	if, at any time, persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock, in each case (either of record or beneficially) in excess of the permitted percentage, we may withhold payment of dividends on and suspend the voting rights attributable to such shares.

Certificates representing our common stock may bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our certificate of incorporation permits us to:

•	require, as a condition precedent to the transfer of shares of capital stock on our records, representations and other proof as to the identity of existing or prospective stockholders;

•	establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner thereof is a U.S. citizen; and

•	redeem any shares held by non-U.S. citizens that exceed the permitted percentage at a price based on the then-current market price of the shares.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We have applied to list our common stock on the Nasdaq Global Market under the symbol “DEEP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

After this offering, we will have 25,666,667 shares of our common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by one of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders.

All of the shares outstanding upon completion of the offering, other than the shares sold in the offering, are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

In general, beginning 90 days after the date of the prospectus, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

•	1% of the total number of shares of common stock then outstanding; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing with the SEC of the stockholder’s required notice of sale.

Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the manner of sale, public information, volume limitation and notice requirements of Rule 144.

Each of our company, our executive officers and directors, the selling stockholders and certain other persons has agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus, sell shares of common stock or take other related actions, subject to limited exceptions, all as described under “Underwriting.” Notwithstanding the foregoing, if either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to our company occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, except in no event will the restrictions extend past 214 days after the date of this prospectus. These lock-up agreements cover substantially all the shares outstanding upon completion of the offering, other than the shares sold in the offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. have no current intent or arrangement to release any shares subject to these lock-up agreements. The release of any lock-up will be considered on a case-by-case basis. In considering whether to release any shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. would consider the particular circumstances surrounding the request, including the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock, and whether the holder of our shares requesting the release is an officer, director or other affiliate of our company.

In addition, Louis E. Schaefer, Jr. and Schaefer Holdings, LP have registration rights with respect to their shares. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax considerations applicable to non-U.S. holders relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. The rules governing the United States federal income and estate taxation of non-U.S. holders are complex, and no attempt will be made in this prospectus to provide more than a summary of certain of those rules. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions as of the date of this prospectus. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described in this summary. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset. As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or any other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or any other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state or political subdivision thereof;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual is treated as a resident of the United States in any calendar year for United States federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for United States federal income tax purposes as if they were United States citizens.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.” If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor as to the tax consequences of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Our Common Stock

Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent dividends are not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate subject to reduction or complete exemption under an applicable tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification requirements are satisfied. A non-U.S. holder generally can meet the certification requirements by providing a properly executed IRS Form W-8ECI (or valid substitute or successor form) to us or our paying agent. Such effectively connected dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate subject to reduction or complete exemption under an applicable tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities and to non-U.S. holders whose stock is held through certain foreign intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dispositions of Our Common Stock

A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder); in these cases, the non-U.S. holder will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined in the Code, and if the non-U.S. holder is a foreign corporation, it may be subject to the additional “branch profits tax” at a 30% rate subject to reduction or complete exemption under an applicable tax treaty;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met; in these cases, the individual non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

We are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Certain United States Federal Estate Tax Considerations

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to information reporting and United States backup withholding. A non-U.S. holder will be exempt from backup withholding if such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. person or otherwise qualifies for an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person for United States tax purposes;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States tax purposes; or

•	is a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s United States tax liability by timely filing a properly completed claim for refund with the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE ENCOURAGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock set forth opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Howard Weil Incorporated
Johnson Rice & Company L.L.C.
Simmons & Company International

Total	8,666,667

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option		With Option

Public offering price	$	$		$
Underwriting discount	$	$		$
Proceeds, before expenses, to us	$	$		$
Proceeds, before expenses, to the selling stockholders	$		$—	$

The expenses of the offering, not including the underwriting discount, are estimated at $      million and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to an aggregate of 1,300,000 additional shares of our common stock from them at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 433,333 shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers, directors and the selling stockholders have agreed, subject to exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up provision will not apply to the sale of shares by the selling stockholders to the underwriters in this offering, nor will it restrict us from filing a registration statement with respect to, and issuing securities under, our 2007 stock incentive plan and will not prohibit the admission of new limited partners to, or the transfer of limited partnership interests in, Schaefer Holdings, LP. In addition, the lock-up provision will not apply to the issuance of our equity securities as consideration for acquisitions, provided those equity securities are subject to the lock-up restrictions described above. The lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Notwithstanding the foregoing, if either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to our company occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, except in no event will the restrictions extend past 214 days after the date of this prospectus.

The representatives have informed us that while they do not currently expect to release the entities or persons bound by the lock-up arrangements, including affiliates, prior to the end of the lock-up period, they retain the right to do so at any time without notice at their sole discretion.

Listing on the Nasdaq Global Market

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “DEEP.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In addition, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under our senior secured credit facility and the lead arranger of our senior secured term loan.

VALIDITY OF THE SECURITIES

The validity of the common stock offered hereby will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Superior Offshore International, L.L.C. as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Superior Offshore International, Inc. as of December 31, 2006 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Statistical information regarding offshore drilling and completion spending included in this prospectus has been derived from information compiled and classified by Spears & Associates, Inc. Statistical information regarding subsea construction data included in this prospectus has been derived from information compiled and classified by Quest Offshore Resources, Inc. Statistical information regarding deepwater spending included in this prospectus has been derived from information compiled and classified by Douglas-Westwood, Ltd.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus, we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as the “registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following this offering, we will be required to file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the public reference facility that the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

GLOSSARY

Defined below are certain terms helpful to understanding the services rendered and equipment utilized in the subsea construction and commercial diving industry:

•	Dive support vessel: Specially equipped vessel that performs services and acts as an operational base for divers, ROVs and specialized equipment.

•	Drydock: The process of docking a vessel so that it is fully supported out of the water for the purposes of regulatory certification, inspection, maintenance and repair. Drydocking allows full access to the vessel hull.

•	Dynamic positioning (DP): Computer-directed thruster systems that use satellite-based positioning and other positioning technologies to ensure the proper counteraction to wind, current and wave forces, enabling the vessel to maintain its position with respect to the ocean floor without the use of anchors. Two DP systems (DP II) provide redundant capability that allows the vessel to continue to operate if a single fault occurs in one of the two computer systems. Three DP systems (DP III) are required for well intervention projects and for operations in Norway.

•	Four-point vessel: A vessel with a mooring system that uses four anchors, which are spooled out to the sea floor by deck-mounted anchor winches, to position the vessel over a work site in open waters. A four-point or DP vessel is required for subsea construction and commercial diving operations in water depths exceeding 220 feet.

•	Outer continental shelf of the Gulf of Mexico: The area in the Gulf of Mexico extending from the U.S. shoreline to water depths up to 1,000 feet.

•	Hyperbaric rescue chamber: An additional chamber, connected to the saturation diving system, that acts as a floating pressurized lifeboat in the event of a vessel emergency.

•	Moon pool: An opening in the center of a vessel through which a saturation diving system or ROV may be deployed, allowing safer deployment in adverse weather conditions.

•	Multi-chamber saturation diving system: A saturation diving system that includes additional chambers that allow some divers to stay at a different pressure level than other divers within the system, enabling the divers to work simultaneously at different depths.

•	Nitrox: A gas mixture of nitrogen and oxygen.

•	Portable saturation diving system: Saturation diving system that is transportable to various offshore locations. These systems are typically deployed on barges, drilling rigs and third-party vessels that do not consistently require deep diving support.

•	Remotely operated vehicle (ROV): Robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks beyond the capability of manned diving operations, such as subsea construction in water depths greater than 1,000 feet.

•	Saturation diving (SAT): Provides for efficient subsea operations in water depths between 200 and 1,000 feet. Divers stay under pressure in a vessel-mounted chamber and are transported to the appropriate depth in a diving bell. One-time decompression is conducted after completion of the job or a 30-day period, whichever is shorter.

•	Surface diving: Diving operations conducted in shallower waters, typically limited to depths of approximately 300 feet. Diving operations in water depths up to 170 feet employ compressed air diving, while operations in water depths between 170 and 300 feet employ mixed gas diving, a technique in which inert nitrogen in air is replaced with helium, which allows for longer bottom times at greater depths and eliminates the narcotic effect of nitrogen under pressure. At greater depths, bottom times become limited and decompression times increase significantly. Compressed air or mixed gas and communications are supplied to the diver through a dive umbilical, tethered to the surface. Based on factors of depth and time, divers must decompress after each dive.

Report of Independent Registered Public Accounting Firm

The Members and Managers
Superior Offshore International, L.L.C.

We have audited the accompanying consolidated balance sheets of Superior Offshore International, L.L.C. (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the Company plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New Orleans, Louisiana
March 8, 2007, except as to Note 16,
which is as of April 2, 2007

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Consolidated Balance Sheets
December 31, 2005 and 2006

	2005	2006

Assets
Current assets:
Cash and cash equivalents	$3,382,032	$2,556,068
Accounts receivable, net of allowance for doubtful accounts of $544,835 and $1,084,453, respectively	25,218,089	38,452,431
Unbilled receivables	1,616,472	17,258,245
Inventory	590,112	693,432
Prepaid expenses	740,057	2,194,495
Deferred tax assets	101,293	486,629
Other current assets	176,882	702,999

Total current assets	31,824,937	62,344,299

Property and equipment, at cost:	19,995,886	75,631,856
Less accumulated depreciation	(3,186,451)	(6,279,126)

Net property and equipment	16,809,435	69,352,730
Other assets:
Goodwill	—	2,950,188
Other assets, net	549,633	8,165,001

Total assets	$49,184,005	$142,812,218

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$13,466,576	$31,250,286
Accrued expenses	3,954,087	9,743,789
Line of credit	—	4,218,470
Notes payable, current portion	1,548,030	3,608,132
Income taxes payable	2,842,933	10,561,250
Other current liabilities	—	4,115,260

Total current liabilities	21,811,626	63,497,187
Notes payable, net of current portion	6,601,057	9,759,385
Line of credit	2,527,000	—
Deferred income taxes	2,175,265	5,007,363
Other liabilities	56,956	—

Total liabilities	33,171,904	78,263,935

Commitments and contingencies
Members’ equity:
Members’ equity	105,064	105,064
Accumulated other comprehensive income	—	894,956
Retained earnings	15,907,037	63,548,263

Total members’ equity	16,012,101	64,548,283

Total liabilities and members’ equity	$49,184,005	$142,812,218

See accompanying notes to consolidated financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Consolidated Statements of Operations
Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006

Revenues
Diving services, net	$22,551,265	$78,528,077	$229,516,579
Fabrication	979,759	3,716,644	13,378,088
Other	242,374	128,551	550,878

	23,773,398	82,373,272	243,445,545
Costs of revenues (excluding depreciation and amortization)	14,625,315	41,262,008	131,410,475
Operating expenses
Selling, general and administrative	3,559,673	13,625,371	27,102,274
Depreciation and amortization	711,525	1,497,491	3,147,775
Loss on disposal of assets	—	—	118,945
Insurance	1,543,583	3,633,998	5,830,659
Bad debt expense	461,940	702,266	1,664,357

Income from operations	2,871,362	21,652,138	74,171,060
Interest expense (income), net	239,442	667,810	(140,091)

Income before income taxes	2,631,920	20,984,328	74,311,151
Provision for income taxes	904,874	7,008,115	25,825,893

Net income	$1,727,046	$13,976,213	$48,485,258

Pro Forma earnings per share (note 16)			$3.27

Pro Forma weighted average shares outstanding (note 16)			14,836,667

See accompanying notes to consolidated financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Consolidated Statements of Members’ Equity
Years ended December 31, 2004, 2005 and 2006

		Accumulated
		other
		comprehensive
	Members’ equity	(loss) income	Retained earnings	Total

Balance, January 1, 2004	$105,064	$—	$208,778	$313,842
Net income	—	—	1,727,046	1,727,046

Balance, December 31, 2004	105,064	—	1,935,824	2,040,888
Net income	—	—	13,976,213	13,976,213
Dividend	—	—	(5,000)	(5,000)

Balance, December 31, 2005	105,064	—	15,907,037	16,012,101
Comprehensive income:
Net income	—		48,485,258	48,485,258
Unrealized gain on foreign currency hedges, net of tax of $538,204	—	999,522	—	999,522
Foreign currency translations adjustments	—	(104,566)	—	(104,566)

Comprehensive income				49,380,214

Dividend	—		(844,032)	(844,032)

Balance, December 31, 2006	$105,064	$894,956	$63,548,263	$64,548,283

See accompanying notes to consolidated financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Cash provided by operating activities:
Net income	$1,727,046	$13,976,213	$48,485,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	711,525	1,497,491	3,147,775
Provision for bad debts	461,940	702,266	1,664,357
Loss on disposal of assets	—	—	118,945
Deferred income taxes	422,441	1,689,686	2,057,576
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts and unbilled receivables	(5,619,719)	(20,261,340)	(26,418,698)
Inventory	(421,977)	(135,597)	(86,938)
Prepaid expenses	(157,188)	(378,949)	(1,454,438)
Other assets	(291,845)	(334,660)	(2,077,936)
Accounts payable and accrued expenses	3,188,815	11,806,006	20,215,278
Income tax payable	488,486	2,568,429	7,718,317
Other liabilities	64,485	(53,838)	(56,956)

Net cash provided by operating activities	574,009	11,075,707	53,312,540

Cash flows used in investing activities:
Purchase of property and equipment, net of acquisitions	(199,793)	(14,489,787)	(53,914,921)
Proceeds from disposal of assets	—	—	1,035,422
Acquisition of business, net of cash acquired	—	—	(2,086,961)
Deposits in restricted cash	—	—	(4,720,662)

Net cash used in investing activities	(199,793)	(14,489,787)	(59,687,122)

Cash flows provided by financing activities:
Payments on notes payable, net of assumed debt	(574,746)	(4,683,249)	(4,865,773)
Proceeds from notes payable	482,314	9,791,911	9,566,953
Draws on line of credit, net	250,000	1,277,000	1,691,470
Debt issuance cost	—	(109,500)	—
Dividend paid	—	(5,000)	(844,032)
Borrowings from related party	(26,897)	—	—

Net cash provided by financing activities	130,671	6,271,162	5,548,618

Increase (decrease) in cash and cash equivalents	504,887	2,857,082	(825,964)
Cash and cash equivalents, beginning of year	20,063	524,950	3,382,032

Cash and cash equivalents, end of year	$524,950	$3,382,032	$2,556,068

Supplemental cash flow disclosures
Cash paid for income taxes	$—	$2,750,000	$16,050,000
Cash paid for interest	252,636	627,695	1,518,871
Hedging transactions, net of deferred tax of $538,203	—	—	999,522
Supplemental non-cash disclosures due to the acquisition of Subtech Offshore (Pty), Ltd. effective December 1, 2006:
Increase in accounts receivable	—	—	4,242,400
Increase in property and equipment	—	—	3,633,591
Increase in accumulated depreciation	—	—	887,196
Assumption of debt	—	—	517,250
Increase in other noncurrent liabilities	—	—	7,473,394
Increase in deferred tax asset	—	—	149,017

Supplemental financing and investing cash flow disclosures

In 2005, the Company financed the purchase of diving vessels for $8,414,400 and a vehicle for $40,761.

See accompanying notes to consolidated financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(1)	Organization and Basis of Presentation

Superior Offshore International, L.L.C. (the “Company”) was organized as a limited liability company on August 25, 2005. On December 5, 2005, Superior Diving Company, Inc. and Superior Offshore Services, Inc. merged with and into Superior Offshore International, L.L.C., with Superior Offshore International, L.L.C. as the surviving entity. The sole member of Superior Offshore International, L.L.C. at the time of the merger was the sole shareholder of Superior Diving Company, Inc. and Superior Offshore Services, Inc.

The consolidated financial statements have been adjusted to reflect the merger of the companies as if they were merged at the beginning of the earliest year presented in accordance with U.S. generally accepted accounting principles relates to transfers between companies under common control.

The Company generates revenues primarily by providing subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries operating on the outer continental shelf of the Gulf of Mexico. The Company’s customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating in that region.

(2)	Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries. All intercompany account balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and money market accounts.

(d) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of write offs and allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues that have been identified. Uncollectible accounts receivable are written off against the allowance for doubtful accounts when the Company has determined the balance will not be collected.

(e) Inventory

Inventory, which consists primarily of buoy manufacturing components employed in the Company’s fabrication business, is valued at the lower of cost or market value. Inventory cost is determined principally on the specific identification or average cost method. Market value is calculated as either replacement cost or net realizable value.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

(f) Derivative Instruments and Hedging Activities

The Company utilizes derivative instruments to hedge its exposure to changing interest rates and foreign currency exchange rates. Statement of Financial Accounting Standards (“SFAS”) SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”), requires that all derivative instruments subject to the requirements of the statement be measured at fair value and recognized as assets or liabilities on the balance sheet. Upon entering into a derivative contract, the Company may designate the derivative as either a fair value hedge or a cash flow hedge, or decide that the contract is not a hedge, and thenceforth mark the contract to market through earnings. The Company documents the relationship between the derivative instrument designated as a hedge and the hedged item, as well as its objective for risk management and strategy for use of the hedging instrument to manage the risk. Derivative instruments designated as fair value or cash flow hedges are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Company assesses at inception, and on an ongoing basis, whether a derivative instrument used as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item. A derivative that is not a highly effective hedge does not qualify for hedge accounting. Changes in the fair value of a qualifying fair value hedge are recorded in earnings along with the gain or loss on the hedged item. To the extent effective, changes in the fair value of a qualifying cash flow hedge are recorded in other comprehensive income. When the hedged item is recognized in the statement of operations, the effective portion of the associated cash flow hedge is reclassified from other comprehensive income into earnings.

Ineffective portions of a cash flow hedging derivative’s change in fair value are recognized currently in earnings as other income (expense). If a derivative instrument no longer qualifies as a cash flow hedge, hedge accounting is discontinued and the deferred gain or loss recorded in other comprehensive income is recognized in earnings over the period anticipated in the original hedge transaction.

The Company entered into an interest rate swap agreement on April 12, 2005 that matures in April 2010. The interest rate swap converts $5,971,429 of variable rate debt to 7.25% fixed rate debt. The derivative was not designated as a hedge. The fair market value of the interest rate swap at December 31, 2005 and December 31, 2006 was $(56,956) and $73,168, respectively, and is reflected in other liabilities and other current assets, respectively, on the balance sheet, and in interest expense, net on the statement of operations.

In November 2006, the Company entered into a derivative transaction to cap the exchange rate, at 1.2975 U.S. dollars to 1 Euro, on $72,091,436 of specific payments relating to the construction of the Superior Achiever through June 2008. The derivative transaction was designated as a foreign currency cash flow hedge of the variability in future cash flows associated with the construction of the Superior Achiever. The cash flow hedge is expected to be perfectly effective over its term. Based on quoted market exchange rates as of December 31, 2006, the Company recorded $999,522, net of taxes of approximately $538,204, as a credit to accumulated other comprehensive income.

Based on current market exchange rates, the Company expects to transfer approximately $649,000 of pretax net deferred gains in accumulated other comprehensive income as of December 31, 2006 to property and equipment during 2007, when the forecasted transactions actually occur.

(g) Property and Equipment

Property and equipment are carried at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

The following is the estimated useful lives in years by major classifications of property and equipment:

Years

Land	—
Furniture and fixtures	7
Machinery and equipment	5 – 10
Diving vessels and equipment	5 – 10
Automobiles, trucks, and trailers	5
Leasehold improvements	7 – 39
Buildings	39

Depreciation expense was $626,365, $1,365,973 and $2,963,654 for the years ended December 31, 2004, 2005 and 2006, respectively.

(h) Interest Capitalization

Interest cost for the construction of long-term assets is capitalized and amortized over the estimated useful lives of the related assets. Interest capitalized for the years ended December 31, 2005 and 2006 was $25,274 and $1,294,098, respectively. There was no interest capitalized in 2004.

(i) Deferred Drydock Charges

The Company’s vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock. In addition, routine repairs and maintenance are performed on the Company’s vessels and, at times, major replacements and improvements are undertaken with respect to certain vessels. The Company expenses routine repairs and maintenance as they are incurred. The Company defers and amortizes recertification costs over the length of time in which the recertification is expected to last, which is generally 30 months. Major replacements and improvements, which extend the vessel’s useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining useful life. Inherent in this process are the estimates the Company makes regarding the period that the incurred cost will benefit. The Company capitalizes the costs relating to major replacements and improvements as they are incurred.

The Company accounts for regulatory (U.S. Coast Guard and American Bureau of Shipping), related drydock inspection and certification expenditures by capitalizing the related costs and amortizing them over the 30-month period between regulatory mandated drydock inspections and certification. As of December 31, 2005 and 2006, capitalized deferred drydock charges (included in other assets) totaled $475,373 and $214,729, respectively. During the years ended December 31, 2004, 2005 and 2006, drydock amortization expense was $85,160, $131,518 and $184,121, respectively.

(j) Foreign Currency

The functional currency for the Company’s foreign subsidiary, Subtech Offshore (Pty) Ltd., is the South African Rand. Results of operations for this subsidiary are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of this foreign subsidiary are translated into U.S. dollars using the exchange rate in effect at the balance sheet date and the resulting translation adjustment, which was an unrealized (loss) gain of $(104,566) for the year ended December 31, 2006, is included in accumulated other comprehensive income (loss), a component of members’ equity.

Deferred taxes were not provided on foreign currency translation adjustments for operations where the Company considers its undistributed earnings of its principal non-U.S. subsidiaries to be permanently

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

reinvested. All foreign currency transaction gains and losses are recognized currently in the statements of operations. The amount for the year ended December 31, 2006 was not material to the Company’s results of operations or cash flows.

(k) Impairment of Long-Lived Assets

For long-lived assets to be held and used, excluding goodwill, the Company bases its evaluation of recoverability on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. The Company’s vessels are assessed on a vessel-by-vessel basis. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on management’s estimate of discounted cash flows. There were no such impairments during 2004, 2005 and 2006.

(l)	Revenues and Expense Recognition

Revenues are derived from contracts that are typically of short duration and contain either provisions for specific time, material, and equipment charges, or lump-sum turnkey provisions, which are billed in accordance with the terms of such contracts. The Company recognizes revenue as it is earned at estimated collectible amounts. Revenues generated from specific time, materials, and equipment contracts are generally earned on a dayrate basis and recognized as amounts are earned in accordance with contract terms. In connection with these customer contracts, the Company may receive revenues for mobilization of equipment and personnel, which are deferred and recognized over the period in which contracted services are performed using the straight-line method. Incremental costs incurred directly for mobilization of equipment and personnel to the contracted site are also deferred and recognized over the life of the contract term using the straight-line method.

Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In determining whether a contract should be accounted for using the percentage-of-completion method, the Company considers whether:

•	the customer provides specifications for subsea construction projects or for the provision of related services;

•	the Company can reasonably estimate its progress towards completion and its costs;

•	the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;

•	the customer can be expected to satisfy its obligations under the contract; and

•	the Company can be expected to perform its contractual obligations.

Under the percentage-of-completion method, the Company recognizes estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling, and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of the Company’s control, may also affect the progress and estimated cost of a project’s completion and, therefore, the timing of income and revenue recognition. The Company had no turnkey contracts under percentage of completion as of December 31, 2004, 2005 or 2006.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

Diving revenues are presented net of discounts. Discounts were $421,063, $124,351 and $0 for the years ended December 31, 2004, 2005 and 2006, respectively.

Unbilled receivables represent revenues attributable to work completed prior to period end that has not yet been invoiced. All amounts included in unbilled receivables as of December 31, 2006 are expected to be billed and collected within one year.

(m)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FSP 109-1”), which provides guidance on the recently enacted American Jobs Creation Act of 2004 (the “Jobs Creation Act”). The Jobs Creation Act provides a tax deduction for income from qualified domestic production activities. FSP 109-1 provides for the treatment of the deduction as a special deduction as described in SFAS No. 109. As such, the deduction will have no effect on existing deferred tax assets and liabilities. The impact of the deduction is to be reported in the period in which the deduction is claimed on the Company’s tax return. FSP 109-1 did not have a significant impact on the Company’s financial statements.

(n)	Advertising Costs

Advertising costs are charged to operations in the period incurred. Advertising costs totaled $22,162, $703,982 and $197,450 for the years ended December 31, 2004, 2005, and 2006, respectively.

(o)	Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R Share Based Payments, revised (“SFAS 123R”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The Company adopted SFAS 123R on January 1, 2006. Under SFAS 123R, the Company will use the Black-Scholes fair value model for valuing share-based payments and will recognize compensation cost on a straight-line basis over the respective vesting period. The Company selected the modified-prospective method of adoption, which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in 2006 as the requisite service is rendered. In addition to the compensation cost recognition requirements, SFAS 123R also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which was required under SFAS No. 95, Statement of Cash Flows. Historically, the Company has not granted stock options or restricted stock to its employees. However, prior to the completion of the Company’s initial public offering, the Company intends to grant stock options and restricted stock to certain of its executive officers, employees and directors. Accordingly, the Company will begin recording a significant amount of compensation expense for unvested stock options and restricted stock beginning in the first quarter of 2007.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Tax Uncertainties (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006, with early application permitted if no interim financial statements have been issued. The application of FIN 48 is not expected to have a significant impact on the Company’s financial statements.

In September 2006, the SEC adopted Staff Accounting Bulletin No. 108 (“SAB 108”), which expresses the SEC staff’s views on the process of quantifying financial statement misstatements. SAB 108 requires that registrants consider evaluating errors under both the “rollover” and “iron curtain” approaches to determine if such errors are material, thus constituting a restatement to prior period financial statements. SAB 108 was effective for fiscal years ending on or after November 15, 2006 and allows an issuer to avoid restating prior period financial statements for any errors governed by SAB 108 if the issuer properly discloses such errors in its financial statement during the period of adoption. The Company adopted this new standard as of December 31, 2006, and the adoption of this SAB did not have an impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the requirements of this new standard and has not concluded its analysis on the impact of the adoption of this standard on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements of this new standard and any impact of its adoption on the Company’s financial position or results of operations.

(3)	Property and Equipment

Property and equipment at December 31, 2005 and 2006 is summarized as follows:

	2005	2006

Land	$174,068	$174,068
Furniture and fixtures	760,383	1,100,041
Machinery and equipment	3,763,156	5,988,619
Diving vessels and equipment	11,748,610	22,195,063
Automobiles, trucks, and trailers	295,437	976,041
Leasehold improvements	278,500	432,236
Buildings	400,732	179,007
Construction in progress	2,575,000	44,586,781

	$19,995,886	$75,631,856

Included in construction in progress at December 31, 2006 are the Gulf Diver IV, which the Company expects to place in service during the first quarter of 2007, and the Superior Achiever, which the Company expects to place in service during the second half of 2008. The Company acquired the Gulf Diver IV during the fourth quarter of 2005 and entered into a contract for the construction of the Superior Achiever in the third quarter of 2006.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

(4)	Lines of Credit

The Company entered into a line of credit agreement dated April 12, 2005, as amended, with JPMorgan Chase Bank, N.A. (“JPMorgan”) that provides for borrowings up to $5,500,000. Advances bear interest at .50% above the prime rate of JPMorgan (7.25% at December 31, 2006). The line of credit is guaranteed by a security interest in substantially all of the Company’s assets and is guaranteed by Mr. Louis E. Schaefer, Jr., the Chairman of the Board and the majority member of the Company. On April 12, 2006 total borrowings available under the line of credit were increased to $8,000,000. On July 29, 2006, the maturity date of the line of credit was extended through June 30, 2007. On August 23, 2006, the available line of credit was increased to $20,000,000. On December 27, 2006, the available line of credit was increased to $30,000,000. Borrowings outstanding at December 31, 2006 totaled $4,218,470.

The Company entered into a $110,000,000 senior secured term loan on February 27, 2007, the proceeds of which were used to repay all outstanding indebtedness. In addition, the Company entered into a $20,000,000 senior secured credit facility on February 27, 2007, which replaced the line of credit agreement described above. See Note 14 for further discussion of the senior secured term loan and the senior secured credit facility.

(5)	Notes payable

Notes payable of the Company consisted of the following:

	2005	2006

Note payable to bank due in monthly installments of principal of $78,571 plus interest through April 2010, with a final balloon payment of $1,964,286 due on April 12, 2010, interest at JPMorgan’s prime rate plus .50% per annum (9.04% at December 31, 2006)	$5,971,429	$5,028,571
Note payable to bank due in monthly installments of principal of $37,500 plus interest July 2006 through June 2011, interest at JPMorgan’s prime rate plus .50% per annum (9.04% at December 31, 2006)	1,814,000	2,025,000
Note payable to bank due in monthly installments of principal of $30,000 plus interest July 2006 through June 2011, interest at JPMorgan’s prime rate plus .50% per annum (9.04% at December 31, 2006)	—	1,620,000
Non-revolving line of credit with a maximum aggregate principal of $3,600,000	—	2,908,518
Note payable to bank due in monthly installments of principal and interest of $1,688 through September 2006 with a final payment of $172,080 due on September 15, 2006, interest at 6.10% per annum	177,666	—
Insurance premium financing note due in monthly installments of $227,453 from May 12, 2006 through January 12, 2007 (7.9% per annum)	—	225,940
Insurance premium financing note due in monthly installments of $225,783 from August 1, 2006 through April 1, 2007 (7.9% per annum)	—	888,538
Other notes payable	185,592	670,950

	8,149,087	13,367,517
Less principal due within one year	(1,548,030)	(3,608,132)

Total long-term notes payable	$6,601,057	$9,759,385

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

The option to draw down on the non-revolving line of credit expired on June 15, 2006 and was renegotiated to a fixed term loan with monthly principal payments of $37,500 plus interest effective July 28, 2006. The notes accrue interest at JPMorgan’s prime rate plus .50% per annum (9.04% at December 31, 2006).

Notes payable are collateralized by substantially all of the Company’s assets and are guaranteed by the sole member of the Company.

The debt facilities contain financial covenants including (i) a maximum capital expenditures limit, (ii) a minimum fixed charge coverage ratio and (iii) a maximum leverage ratio limit. Compliance with these financial covenants is measured quarterly. All of the financial covenants are measured with results from the most recent 12-month period then ended. As of December 31, 2006, the Company was in compliance with all of the financial covenants of the senior credit facility, except the maximum capital expenditures limit. The Company received a waiver from the bank regarding the capital expenditures limit. On July 29, 2006, the Company amended the agreement with the bank to increase the capital expenditures limit.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2006 are: $3,608,132 in 2007, $2,490,304 in 2008, $2,607,152 in 2009, $3,672,969 in 2010, $988,960 in 2011 and $0 thereafter.

Interest expense on outstanding debt, net of capitalized interest, was $239,442, $667,810 and $153,046 for the years ended December 31, 2004, 2005, and 2006, respectively. Interest capitalized for the years ended December 31, 2005 and 2006 was $25,274 and $1,294,098, respectively.

The Company entered into a $110,000,000 senior secured term loan on February 27, 2007, the proceeds of which were used to pay all outstanding indebtedness. See Note 14 for further discussion of the senior secured term loan.

(6)	Income Taxes

The components of the income tax provision are as follows:

	2004	2005	2006

Current tax expense:
State	$3,832	$40,735	$172,224
Federal	478,601	5,277,694	23,596,093
Deferred tax expense:
State	2,442	19,051	20,846
Federal	419,999	1,670,635	1,824,041
Foreign	—	—	212,689

	$904,874	$7,008,115	$25,825,893

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) as of December 31, 2005 and 2006 are as follows:

	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$—	$102,733
Allowance for bad debts	192,871	383,896

	192,871	486,629
Deferred tax liabilities:
Property and equipment	(1,467,265)	(3,207,436)
Capital construction fund	(708,000)	(890,589)
Deferred cost and other	(91,578)	(909,338)

Total deferred tax liabilities	(2,266,843)	(5,007,363)

Net deferred tax assets (liabilities)	$(2,073,972)	$(4,520,734)

As of December 31, 2006, the Company had an unrealized gain on foreign currency hedges of $999,522, net of taxes of approximately $538,204, as a credit to accumulated other comprehensive income. See Note 2(f) for further discussion of the foreign currency hedge.

As of December 31, 2006, the Company, through a wholly owned subsidiary, recorded a deferred tax asset of $149,017 from the acquisition of Subtech Diving (Pty) Ltd. and Subtech Marine (Pty) Ltd. See Note 14 for further discussion of the acquisition.

Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Differences in income tax expense and the amounts of income tax expense that would result from applying domestic federal statutory rates to pretax income are as follows:

	2004	2005	2006

Tax expense, as expected	$921,172	$7,344,515	$26,008,903
State taxes	4,077	38,861	125,496
IRC Section 199 deduction	—	—	(315,000)
Worker retention tax credit	—	(430,500)	—
Other	(20,375)	55,239	6,494

Actual tax expense	$904,874	$7,008,115	$25,825,893

(7)	Commitments and Contingencies

(a)	Leases

The Company is obligated under several operating leases for office facilities, office equipment and other property that expire at various dates through June 2010, with various minimum monthly payments. Rent expense for these leases amounted to $137,370, $342,612 and $592,118 for the years ended December 31, 2004, 2005, and 2006 respectively.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2006, future minimum lease payments under the terms of the operating leases of the Company for the years ending December 31, 2007 through 2011 are as follows:

2007	$390,687
2008	124,582
2009	77,976
2010	38,640
2011	—

(b)	Litigation

The Company has certain contingent liabilities resulting from litigation, claims and disputes arising in the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial condition or results of operations of the Company. The Company believes that all claims pending against the Company are insured claims.

(c)	Insurance

The Company carries hull insurance which provides coverage for physical damage to an agreed amount on for each vessel, with a deductible of $10,000 per occurrence. The Company also carries Protection and Indemnity insurance, which covers liabilities arising from the operation of the vessel, and General Liability insurance, which covers liabilities arising from construction operations. The deductibles for the Protection and Indemnity and General Liability insurance are $25,000 per occurrence. Onshore employees are covered by Workers’ Compensation. Offshore employees, including diver and tenders and marine crews, are covered by a Maritime Employers Liability insurance policy, which covers Jones Act exposures and includes a deductible of $25,000 per occurrence. In addition to the liability policies named above, the Company carries various layers of Umbrella liability for a total limit of $100,000,000 in excess of primary limits. The Company incurs workers’ compensation and other insurance claims in the normal course of business, which management believes are covered by insurance.

(d)	Purchase Commitments

On June 22, 2006, the Company entered into an agreement to lease one ROV. The Company was required to deposit $311,669 upon entering into the contract, which is included in long-term assets. The Company will be obligated to make lease payments of $2,694 per day beginning in February 2007.

On September 21, 2006, the Company entered into a definitive agreement for the construction of a DP III deepwater construction and dive support vessel for €61,735,500 (or approximately $80,000,000 based on current exchange rates at the time of payment of the initial commitment fee and the first installment payment and reflecting the exchange rate set forth in the Company’s currency hedging agreement relating to the remaining installments described below). The Company expects to place the vessel in service in the second half of 2008. In connection with the execution of the agreement, the Company paid the shipbuilder €4,200,000 (or approximately $5,400,000), which is included in long-term assets. On November 8, 2006, the Company entered into a hedging transaction with the purpose and effect of capping the exchange rate, at 1.2975 U.S. dollars to 1 Euro, on $72,091,436 of payments relating to the construction of the vessel through June 2008.

On October 18, 2006, the Company entered into a purchase agreement to acquire lifting gear for $10,501,705 due in various installments beginning November 30, 2006 through July 2008.

On October 31, 2006, the Company entered into a purchase agreement to acquire a crane for $3,400,100 due in various installments through July 2008. The Company was required to deposit $340,001 upon entering into the contract, which is included in long-term assets.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

On December 1, 2006, the Company entered into a purchase agreement to acquire the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses of Subtech Diving (Pty) Ltd. and Subtech Marine (Pty) Ltd for $3,800,000. In addition, the Company may pay up to an additional $4,000,000 in the third quarter of 2007 based on the financial performance of the Company’s Subtech subsidiary through June 2007. See Note 14 for further discussion of the acquisition.

(e)	Charters

As of December 31, 2006, the Company was a party to three charter arrangements whose terms, including options to extend the term of the charter, exceeded 180 days.

(8)	Major Customers

The Company derived a substantial portion of its revenues from two customers that accounted for approximately 14.8% and 11.2% of total revenues for the year ended December 31, 2006. The Company derived a substantial portion of its revenues from two customers that accounted for approximately 20% and 11% of total revenues for the year ended December 31, 2005. The Company derived a substantial portion of its revenues from two customers that accounted for approximately 26% and 15% of total revenues for the year ended December 31, 2004.

At December 31, 2006 a significant portion of the Company’s accounts receivable related to three major customers which accounted for 50% of the total accounts receivable. Accounts receivable related to these customers totaled $26,921,727 at December 31, 2006.

(9)	Related Party Transactions

The Company made advances to members of management in the amount of $26,000 and to a family member of Mr. Louis E. Schaefer, Jr., the majority member, in the amount of $15,000, which were included in other assets for the year ended December 31, 2005.

For the year ended December 31, 2006, there were no advances made to members of management or family members of the members.

The company leases two parcels of land on a month-to-month basis from Mr. Schaefer. Rent expense under this agreement amounted to $21,252, $20,357 and $26,533 for the years ended December 31, 2004, 2005 and 2006, respectively.

In connection with the relocation of the Company’s main office to Lafayette, Louisiana following Hurricane Katrina, the Company acquired four homes for use by certain of its employees. Rental income with respect to these properties was collected beginning in January 2006.

On December 7, 2006, the Company entered into an asset purchase agreement pursuant to which it sold certain buoys, net guards and other assets to an entity controlled by one of Mr. Schaefer’s sons for $100,000.

(10)	Contributions to Employee Benefit Plan

The Company sponsors a contributory 401(k) Plan in which salaried employees become eligible after completing one year of service and attaining age 21. The plan allows participants to contribute up to the Internal Revenue Service limit of $14,000 for 2006 (plus an additional amount not to exceed $4,000 for employees over the age of 50), with the Company making safe harbor contributions as needed and possible discretionary contributions. Plan expense for the years ended December 31, 2004, 2005 and 2006 was $96,554, $113,766 and $508,546, respectively.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

(11)	Fair Value of Financial Instruments

SFAS No. 107, Disclosure About Fair Values of Financial Instruments, requires disclosures of an estimate of fair value of certain financial instruments. The Company’s significant financial instruments are cash, accounts receivable, accounts payable, accrued expenses, and notes payable. For all financial instruments, carrying values approximate fair value.

(12)	Hurricane Katrina

On August 29, 2005, Hurricane Katrina struck the Greater New Orleans region, including the Company’s main office in Belle Chasse, Louisiana. The Belle Chasse facility did not suffer any material losses or impairment from the hurricane. Damages amounted to less than $10,000 and were reimbursed by the Company’s insurance. The Company did not experience any significant disruption in its operations from the disaster, and the Belle Chasse facility continues to be used for purchasing, equipment repair, diving operations, sales and fabrication. Subsequent to the hurricane, the Company moved its corporate office to Lafayette, Louisiana and its diving operations to Broussard, Louisiana to reduce the potential for business interruption caused by future hurricanes.

(13)	Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts as of December 31, 2004, 2005 and 2006 is as follows:

	Year Ended
	December 31,
	2004	2005	2006

Beginning balance	$13,076	$70,225	$544,835
Additions	461,940	702,266	1,664,357
Deductions	(404,791)	(227,656)	(1,124,739)

Ending balance	$70,225	$544,835	$1,084,453

(14)  Acquisition

Effective December 1, 2006, the Company, through a wholly owned subsidiary, acquired the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses of South Africa-based Subtech Diving (Pty) Ltd. and Subtech Marine (Pty) Ltd. (“Subtech Diving and Marine”) for approximately $2,800,000, net of approximately $1,000,000 cash acquired. In addition, additional contingent consideration of up to $4,000,000 may be paid in the third quarter of 2007 based on the financial performance of the Company’s Subtech subsidiary through June 2007. The acquisition was financed through cash from operations.

The acquisition was accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States, with the purchase price paid by the Company being allocated to the net assets acquired from Subtech Diving and Marine, as of the acquisition date, based on their estimated fair values. Approximately $3,100,000 of the possible $4,000,000 total contingent consideration was probable, and thus, recorded in other current liabilities, as of December 31, 2006. The preliminary allocation of the purchase price resulted in $(1,300,000) allocated to net working capital (including contingent consideration of $3,100,000), $2,300,000 allocated to plant (net of $500,000 in capitalized lease obligations), and goodwill of approximately $3,000,000. The allocation of the purchase price was based on preliminary estimates subject to further assessment and adjustment pending the results of the Company’s final appraisals.

Subtech Diving and Marine’s results of operations have been included in the Company’s Consolidated Statement of Operations since December 1, 2006. Pro forma results of operations have not been presented because the effect of this acquisition was not material to the Company’s consolidated financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

(15)	Subsequent Events

On January 4, 2007, the Company entered into an agreement to lease a crane. The Company was required to pay a $375 set-up/filing fee upon entering the contract. The Company will be obligated to make lease payments of $17,322 per month beginning February 2007.

On February 26, 2007, the Company entered into a new lease agreement with a company that Mr. Schaefer owns in respect of the Company’s property in Houston, Texas. The agreement provides for monthly payments of $3,000 and may be terminated by either party upon 30 days’ notice.

On February 26, 2007 the Company entered into two new lease agreements with a company that Mr. Schaefer owns in respect of the Company’s property in Belle Chasse, Louisiana. Each agreement has a term of three years and provides for monthly payments of $3,500 and $1,500, respectively.

Senior Secured Term Loan.  On February 27, 2007, the Company entered into a senior secured term loan with a syndicate of financial institutions. The senior secured term loan is in an aggregate principal amount of $110,000,000. The senior secured term loan is repayable in five equal quarterly installments of $275,000 beginning June 30, 2007, $825,000 of principal due in 2007 and in equal quarterly installments of $3,750,000 beginning September 30, 2008, with the balance payable in February 2012. The senior secured term loan will bear interest, at our option, at either (1) the greater of (a) JPMorgan’s prime rate and (b) the federal funds effective rate plus 0.5%, in each case plus a spread equal to a performance-based grid, or (2) LIBOR (as adjusted for statutory reserve requirements for eurocurrency liabilities) plus a spread equal to 3.5%.

Approximately $64,662,000 of the proceeds from the senior secured term loan is held in a segregated account and will be released periodically as payments under the construction contract for the Superior Achiever, and for related equipment purchases, become due.

The Company used the proceeds from the senior secured term loan to repay all outstanding indebtedness, and the Company terminated its existing line of credit agreement and revolving credit agreement as of February 27, 2007 upon repayment.

Senior Secured Credit Facility.  On February 27, 2007, the Company entered into a senior secured credit facility with JPMorgan Chase Bank, N.A. The senior secured credit facility provides for $20,000,000 in revolving credit loans, which must be repaid by February 2010. The amount from time to time available under the senior secured credit facility may not exceed the sum of up to 85% of the Company’s eligible accounts receivable less reserves established by the administrative agent in its permitted discretion, as that term is described in the credit agreement. The senior secured credit facility also includes availability for letters of credit in an amount not to exceed $17,000,000. No amounts are currently outstanding under the senior secured credit facility.

The proceeds of the senior secured credit facility may be used for the Company’s general corporate purposes, including vessel construction costs and refinancing of certain existing indebtedness.

Borrowings under the senior secured credit facility bear interest, at the Company’s option, at either (1) the greater of (a) JPMorgan’s prime rate and (b) the federal funds effective rate plus 0.5%, or (2) LIBOR (as adjusted for statutory reserve requirements for eurocurrency liabilities) plus a spread ranging from 1.75% to 2.25%, subject to a performance-based grid.

The Company is obligated to pay the lenders certain fees on the average daily unadvanced portion of the lenders’ loan commitments, and certain fees for issuance of letters of credit.

Borrowings under the senior secured credit facility are subject to mandatory prepayment (1) with the proceeds of any asset sales, (2) with the proceeds of any sales of the Company’s equity securities, (3) with the proceeds from any debt issuances, and (4) with any insurance proceeds received in excess of $500,000 with respect to the collateral, subject, in each case, to certain exceptions.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Consolidated Financial Statements — (Continued)

The senior secured credit facility is secured by (1) a perfected first priority lien on the Company’s accounts receivable and inventory, and (2) a perfected second priority lien on all of the Company’s assets, other than accounts receivable and inventory.

Adams Surveyor.  On February 13, 2007, the Company entered into a contract for the charter hire of the Adams Surveyor. The contract rate for the charter is $37,000 per day, which began upon delivery of the vessel in February 2007.

(16)  Merger

On April 2, 2007, the Company agreed to merge with and into Superior Offshore International, Inc., a Delaware corporation, which will be the issuer of the shares in the offering. Upon completion of the merger, the surviving company will have outstanding 14,836,667 shares of common stock as a result of the issuance of approximately 14,836.67 shares of common stock for each outstanding limited liability company interest in the Company. After the merger, the surviving company’s authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

The pro forma earnings per share information is presented as if the shares were outstanding on January 1, 2006.

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Superior Offshore International, Inc.

We have audited the accompanying balance sheet of Superior Offshore International, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New Orleans, Louisiana
March 8, 2007

SUPERIOR OFFSHORE INTERNATIONAL, INC.

BALANCE SHEET

December 31, 2006

Asset
Cash	$1,000

Stockholder’s Equity
Common Stock, par value 0.01 per share; 1,000 shares authorized; 1,000 shares issued and outstanding	$10
Additional paid-in capital	990

Total stockholder’s equity	$1,000

See accompanying note to balance sheet.

SUPERIOR OFFSHORE INTERNATIONAL, INC.

NOTE TO BALANCE SHEET

(1)	Nature of Operations

Superior Offshore International, Inc. is a Delaware corporation formed on August 4, 2006 to acquire the business of Superior Offshore International, L.L.C.

Superior Offshore International, Inc. intends to offer common stock pursuant to a public offering.

     Through and including          , 2007 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

8,666,667 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

Howard Weil Incorporated
Johnson Rice & Company L.L.C.
Simmons & Company
International

, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$21,400
NASD filing fee	20,500
Nasdaq Global Market entry fee	100,000
Printing expenses	200,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	600,000
Transfer agent fees and expenses	15,000
Miscellaneous	268,100

Total	$2,225,000

Item 14.	Indemnification of Directors and Officers

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer who has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our certificate of incorporation and bylaws authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our directors and executive officers that will provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law.

Item 15.	Recent Sales of Unregistered Securities

We are currently organized as a Louisiana limited liability company named Superior Offshore International, L.L.C., which was formed on December 5, 2005 upon completion of the mergers of Superior Diving Company, Inc. and Superior Offshore Services, Inc. with and into Superior Offshore International, L.L.C. Louis E. Schaefer, Jr., our founder and Chairman of the Board, received 1,000 membership interests in Superior Offshore International, L.L.C. in exchange for the 100 shares of common stock of each of Superior Diving Company, Inc. and Superior Offshore Services, Inc. that he owned prior to the mergers. The issuance of membership interests to Mr. Schaefer was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

On August 4, 2006, Superior Offshore International, Inc. issued 1,000 shares of common stock to Mr. Schaefer in connection with its formation for an aggregate purchase price of $1,000. The issuance of the common stock to Mr. Schaefer was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Prior to the completion of this offering, Superior Offshore International, L.L.C. will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. At the time of the Reorganization, each of the outstanding membership interests of Superior Offshore International, L.L.C. will be exchanged for approximately 14,836.67 shares of common stock. The issuance of common stock to our members in the Reorganization will be exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) thereof as the common stock will be exchanged by us with our existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The issuance of common stock also will be exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Following the Reorganization and prior to the completion of this offering, Superior Offshore International, Inc. intends to grant an aggregate of 2,163,333 shares of restricted stock under the Superior Offshore International 2007 Stock Incentive Plan to certain of its executive officers, employees and directors and options to purchase an aggregate of 752,000 shares of common stock under the Superior Offshore International 2007 Stock Incentive Plan to certain of its employees. The issuance of the restricted stock and options to purchase common stock will be exempt from registration under the Securities Act by virtue of the exemption provided under Rule 701 thereof as an offer of securities under a written compensatory benefit plan established by the issuer for the participation of its directors, officers, employees and consultants.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are filed as part of this Registration Statement.

1.1		Form of Purchase Agreement.
3	.1**	Form of Amended and Restated Certificate of Incorporation.
3	.2**	Form of Bylaws.
4	.1**	Form of specimen common stock certificate.
4	.2**	Form of Registration Rights Agreement among the Company, Louis E. Schaefer, Jr. and Schaefer Holdings, LP.
5	.1**	Opinion of Bracewell & Giuliani LLP.
10	.1**	Form of Employment Agreement between the Company and Louis E. Schaefer, Jr.
10	.2**	Form of Employment Agreement between the Company and James J. Mermis.
10	.3**	Form of Employment Agreement between the Company and Roger D. Burks.
10	.4**	Form of Employment Agreement between the Company and R. Joshua Koch, Jr.
10	.5**	Form of Employment Agreement between the Company and John F. Guarisco.
10	.6**	Form of 2007 Stock Incentive Plan.
10	.7**	Form of Stock Option Agreement.
10	.8**	Form of Restricted Stock Award Agreement.
10	.9**	Credit Agreement dated as of February 27, 2007 among Superior Offshore International, L.L.C., as Borrower, Wilmington Trust Company, as Collateral Agent, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.
10	.10**	Guarantee and Collateral Agreement dated as of February 27, 2007 made by Superior Offshore International, L.L.C. in favor of Wilmington Trust Company, as Collateral Agent.
10	.11**	Collateral Account Agreement dated as of February 27, 2007 made by Superior Offshore International, L.L.C. in favor of JPMorgan Chase Bank, N.A., as Administrative Agent and as Securities Intermediary for the Secured Parties defined therein.
10	.12**	Credit Agreement dated as of February 27, 2007 among Superior Offshore International, L.L.C., as Borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
10	.13**	Pledge and Security Agreement dated as of February 27, 2007 by and between Superior Offshore International, L.L.C., and JPMorgan Chase Bank, N.A., as Administrative Agent.
10	.14**	Form of Director/Officer Indemnification Agreement.
10	.15**	Form of Employment Agreement between the Company and Patrice Chemin.
21	.1**	Subsidiaries of the Company.
23.1		Consent of KPMG LLP.
23	.2**	Consent of Bracewell & Giuliani LLP (included in Exhibit 5.1).
23	.3**	Consent of Spears & Associates, Inc.
23	.4**	Consent of Quest Offshore Resources, Inc.
23	.5**	Consent of Douglas-Westwood, Ltd.
23	.6**	Consent of Leon Codron to be named as Director.
23	.7**	Consent of Thomas B. Coleman to be named as Director.
23	.8**	Consent of James L. Persky to be named as Director.
23	.9**	Consent of Eric N. Smith to be named as Director.
23	.10**	Consent of E. Donald Terry to be named as a Director.
24	.1**	Powers of Attorney.
24	.2**	Power of Attorney of Roger D. Burks.

** Previously filed.

(b) Financial Statement Schedules.  Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lafayette, Louisiana on April 5, 2007.

SUPERIOR OFFSHORE INTERNATIONAL, INC.

By:	/s/ James J. Mermis
Name: James J. Mermis

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on April 5, 2007.

Signature	Title

/s/ James J. Mermis James J. Mermis	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Roger D. Burks Roger D. Burks	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ Louis E. Schaefer, Jr. Louis E. Schaefer, Jr.	Chairman of the Board

/s/ R. Joshua Koch, Jr. R. Joshua Koch, Jr.	Senior Vice President, General Counsel, Secretary and Director

EXHIBIT INDEX

1.1		Form of Purchase Agreement.
3	.1**	Form of Amended and Restated Certificate of Incorporation.
3	.2**	Form of Bylaws.
4	.1**	Form of specimen common stock certificate.
4	.2**	Form of Registration Rights Agreement among the Company, Louis E. Schaefer, Jr. and Schaefer Holdings, LP.
5	.1**	Opinion of Bracewell & Giuliani LLP.
10	.1**	Form of Employment Agreement between the Company and Louis E. Schaefer, Jr.
10	.2**	Form of Employment Agreement between the Company and James J. Mermis.
10	.3**	Form of Employment Agreement between the Company and Roger D. Burks.
10	.4**	Form of Employment Agreement between the Company and R. Joshua Koch, Jr.
10	.5**	Form of Employment Agreement between the Company and John F. Guarisco.
10	.6**	Form of 2007 Stock Incentive Plan.
10	.7**	Form of Stock Option Agreement.
10	.8**	Form of Restricted Stock Award Agreement.
10	.9**	Credit Agreement dated as of February 27, 2007 among Superior Offshore International, L.L.C., as Borrower, Wilmington Trust Company, as Collateral Agent, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.
10	.10**	Guarantee and Collateral Agreement dated as of February 27, 2007 made by Superior Offshore International, L.L.C. in favor of Wilmington Trust Company, as Collateral Agent.
10	.11**	Collateral Account Agreement dated as of February 27, 2007 made by Superior Offshore International, L.L.C. in favor of JPMorgan Chase Bank, N.A., as Administrative Agent and as Securities Intermediary for the Secured Parties defined therein.
10	.12**	Credit Agreement dated as of February 27, 2007 among Superior Offshore International, L.L.C., as Borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
10	.13**	Pledge and Security Agreement dated as of February 27, 2007 by and between Superior Offshore International, L.L.C., and JPMorgan Chase Bank, N.A., as Administrative Agent.
10	.14**	Form of Director/Officer Indemnification Agreement.
10	.15**	Form of Employment Agreement between the Company and Patrice Chemin.
21	.1**	Subsidiaries of the Company.
23.1		Consent of KPMG LLP.
23	.2**	Consent of Bracewell & Giuliani LLP (included in Exhibit 5.1).
23	.3**	Consent of Spears & Associates, Inc.
23	.4**	Consent of Quest Offshore Resources, Inc.
23	.5**	Consent of Douglas-Westwood, Ltd.
23	.6**	Consent of Leon Codron to be named as Director.
23	.7**	Consent of Thomas B. Coleman to be named as Director.
23	.8**	Consent of James L. Persky to be named as Director.
23	.9**	Consent of Eric N. Smith to be named as Director.
23	.10**	Consent of E. Donald Terry to be named as Director.
24	.1**	Powers of Attorney.
24	.2**	Power of Attorney of Roger D. Burks.

*	To be filed by amendment.

**	Previously filed.